

SERVICE
PROPERTIES TRUST

2023 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-11527

SERVICE PROPERTIES TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**04-3262075**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts	**02458-1634**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code **617-964-8389**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each Exchange on which Registered
Common Shares of Beneficial Interest	SVC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting common shares of beneficial interest, $.01 par value, or common shares, of the registrant held by non-affiliates was approximately $1.4 billion based on the $8.69 closing price per common share on The Nasdaq Stock Market LLC on June 30, 2023. For purposes of this calculation, an aggregate of 2,323,234 common shares held directly by, or by affiliates of, the trustees and the executive officers of the registrant have been included in the number of common shares held by affiliates.

Number of the registrant's common shares outstanding as of February 22, 2024: 165,768,058.

References in this Annual Report on Form 10-K to the Company, SVC, we, us or our include Service Properties Trust and its consolidated subsidiaries unless otherwise expressly stated or the context indicates otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference to our definitive Proxy Statement for the 2024 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2023.

Warning Concerning Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "will", "may" and negatives or derivatives of these or similar expressions. These forward-looking statements include, among others, statements about: economic and market conditions and their potential impacts on us, our hotel managers and our tenants; expectations regarding demand for corporate travel and lodging; the sufficiency of our liquidity; our liquidity needs, sources and expected uses; our capital expenditure plans and commitments; our property dispositions and expected use of proceeds; and the amount and timing of future distributions.

Forward-looking statements reflect our current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from expected future results, performance or achievements expressed or implied in those forward-looking statements. Some of the risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

- The ability of Sonesta Holdco Corporation and its subsidiaries, or Sonesta, to successfully operate the hotels it manages for us,

- Our ability and the ability of our managers and tenants to operate under unfavorable market and commercial real estate industry conditions due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability and tensions, economic downturns or a possible recession or changes in real estate utilization,

- If and when business transient hotel business will return to historical levels and whether any improved hotel industry conditions will continue, increase or be sustained,

- Whether and the extent to which our managers and tenants will pay the contractual amounts of returns, rents or other obligations due to us,

- Competition within the commercial real estate, hotel, transportation and travel center and other industries in which our managers and tenants operate, particularly in those markets in which our properties are located,

- Our ability to repay or refinance our debts as they mature or otherwise become due,

- Our ability to maintain sufficient liquidity, including the availability of borrowings under our revolving credit facility,

- Our ability to pay interest on and principal of our debt,

- Our ability to acquire properties that realize our targeted returns,

- Our ability to sell properties at prices we target,

- Our ability to raise or appropriately balance the use of debt or equity capital,

- Potential defaults under our management agreements and leases by our managers and tenants,

- Our ability to increase hotel room rates and rents at our net leased properties as our leases expire in excess of our operating expenses and to grow our business,

- Our ability to increase and maintain hotel room and net lease property occupancy at our properties,

- Our ability to pay distributions to our shareholders and to increase or sustain the amount of such distributions,

- Our ability to make cost-effective improvements to our properties that enhance their appeal to hotel guests and net lease tenants,

- Our ability to engage and retain qualified managers and tenants for our hotels and net lease properties on satisfactory terms,

- Our ability to diversify our sources of rents and returns that improve the security of our cash flows,

- Our credit ratings,

- The ability of our manager, The RMR Group LLC, or RMR, to successfully manage us,

- Actual and potential conflicts of interest with our related parties, including our Managing Trustees, Sonesta, RMR and others affiliated with them,

- Our ability to realize benefits from the scale, geographic diversity, strategic locations and variety of service levels of our hotels,

- Limitations imposed by and our ability to satisfy complex rules to maintain our qualification for taxation as a real estate investment trust, or REIT, for U.S. federal income tax purposes,

- Compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters,

- Acts of terrorism, outbreaks or continuation of pandemics or other public health safety events or conditions, war or other hostilities, material or prolonged disruption to supply chains, global climate change or other man-made or natural disasters beyond our control, and

- Other matters.

These risks, uncertainties and other factors are not exhaustive and should be read in conjunction with other cautionary statements that are included in our periodic filings. The information contained elsewhere in this Annual Report on Form 10-K or in our other filings with the Securities and Exchange Commission, or SEC, including under the caption "Risk Factors", or incorporated herein or therein, identifies other important factors that could cause differences from our forward-looking statements. Our filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon our forward-looking statements.

Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.


Statement Concerning Limited Liability


The Amended and Restated Declaration of Trust establishing Service Properties Trust dated August 21, 1995, as amended and supplemented, as filed with the State Department of Assessments and Taxation of Maryland, provides that no trustee, officer, shareholder, employee or agent of Service Properties Trust shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, Service Properties Trust. All persons dealing with Service Properties Trust in any way shall look only to the assets of Service Properties Trust for the payment of any sum or the performance of any obligation.

SERVICE PROPERTIES TRUST
2023 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

Item 1. Business

Our Company

We are a REIT formed in 1995 under the laws of the State of Maryland. As of December 31, 2023, we owned 221 hotels with 37,777 rooms or suites located in 36 states, the District of Columbia, Ontario, Canada and San Juan, Puerto Rico and 752 service-focused retail net lease properties with 13,341,172 square feet located in 42 states. Our principal place of business is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and our telephone number is (617) 964-8389.

We seek to have a geographically diverse portfolio of real estate primarily in the United States. Our principal internal growth strategy is to apply asset management strategies to aid our hotel operators in improving performance and operating income of our hotel properties. We actively manage our net lease portfolio by engaging in early lease renewal discussions to maintain occupancy and grow rental income while simultaneously monitoring the credit of our tenants and identifying asset recycling opportunities. Our asset management teams also work closely with our operators to ensure our hotels and net lease properties are well maintained and that capital investments are well planned, prudent and executed efficiently in order to maximize the long term value of our properties.

Our external growth strategy is defined by our acquisition, disposition and financing policies as described below. Our investment, financing and disposition policies and business strategies are established by our Board of Trustees and may be changed by our Board of Trustees at any time without shareholder approval.

Hotel Portfolio

As of December 31, 2023, we owned 221 hotels with 37,777 rooms or suites located in 36 states, the District of Columbia, Ontario, Canada and San Juan, Puerto Rico. We believe the scale, geographic diversity, strategic locations and the variety of service levels of our hotels gives us a competitive advantage. Our hotel properties are typically located in urban or high density suburban locations in the vicinity of major demand generators such as urban centers, airports, medical or educational facilities, major tourist attractions or large suburban office parks.

The following table summarizes the brand affiliations, service level and chain scale of our hotels, as characterized by STR Inc., or STR, a data benchmark and analytics provider for the lodging industry, under which our hotels operate as of December 31, 2023 (dollars in thousands):

Brand	Manager	Service Level	Chain Scale[1]	Number of Hotels	Number of Rooms or Suites	Investment[2]
Royal Sonesta Hotels®	Sonesta	Full Service	Upper Upscale	17	5,663	$1,900,380
Sonesta Hotels & Resorts®	Sonesta	Full Service	Upscale	23	7,399	1,355,991
Sonesta ES Suites®	Sonesta	Extended Stay	Upper Midscale	60	7,643	1,125,254
Sonesta Select®	Sonesta	Select Service	Upscale	44	6,427	693,520
Sonesta Simply Suites®	Sonesta	Extended Stay	Midscale	51	6,464	592,399
Hyatt Place®	Hyatt	Select Service	Upscale	17	2,107	294,344
Radisson® Hotels & Resorts	Radisson	Full Service	Upscale	5	1,149	170,800
Crowne Plaza®	IHG	Full Service	Upscale	1	495	124,276
Country Inn & Suites® by Radisson	Radisson	Full Service	Upper Midscale	3	430	54,049
Total Hotels				221	37,777	$6,311,013

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(1) Chain scales are defined by STR. Chain scale segments are grouped primarily according to average room rates.

(2) Represents the historical cost of our properties plus capital improvements funded by us less impairment write-downs, if any, and excludes capital improvements made from reserves established for the regular refurbishment of our hotels, or FF&E reserves, funded from hotel operations that do not result in increases in our owner's priority returns or rents.

Net Lease Portfolio

As of December 31, 2023, we owned 752 service-focused retail net lease properties with an aggregate of 13,341,172 square feet. As of December 31, 2023, our net lease portfolio was occupied by 175 tenants with a weighted average (by annual minimum rent) lease term of 8.8 years, operating under 137 brands in 21 distinct industries. The portfolio is leased to tenants that include travel centers, quick service and casual dining restaurants, health and fitness centers, movie theaters, grocery stores, automotive parts and services and other businesses in service-focused and necessity-based industries across 42 states.

The following table summarizes the brand affiliation and industries under which our net lease properties operate as of December 31, 2023 (dollars in thousands):

	Brand	Industry	No. of Properties	Square Feet	Annualized Minimum Rent[1]	Investment[2]
1.	TravelCenters of America Inc.	Travel Centers	132	3,697,503	$173,402	$2,258,977
2.	Petro Stopping Centers	Travel Centers	44	1,367,802	80,598	1,015,156
3.	The Great Escape	Home Leisure	14	542,666	7,711	98,242
4.	Life Time Fitness	Health and Fitness	3	420,335	5,770	92,617
5.	Buehler's Fresh Foods	Grocery Stores	5	502,727	5,657	76,469
6.	Heartland Dental	Medical, Dental Office	59	234,274	4,699	61,120
7.	AMC Theatres	Movie Theaters	6	297,166	4,438	67,023
8.	Express Oil Change	Automotive Equipment and Services	23	83,825	3,717	49,724
9.	Norms	Restaurants-Casual Dining	10	63,490	3,693	53,673
10.	Pizza Hut	Restaurants-Quick Service	40	167,366	3,422	45,285
11.	Flying J Travel Plaza	Travel Centers	3	48,069	3,247	41,681
12.	America's Auto Auction	Automotive Dealers	6	72,338	3,216	38,314
13.	Fleet Farm	General Merchandise Stores	1	218,248	2,783	37,802
14.	Crème de la Crème	Educational Services	4	81,929	2,429	29,131
15.	Big Al's	Entertainment	2	111,912	2,336	35,214
16.	Martin's	Restaurants-Quick Service	16	81,909	2,252	31,144
17.	Mister Car Wash	Car Washes	5	41,456	2,214	28,658
18.	Burger King	Restaurants-Quick Service	20	94,949	2,034	32,953
19.	Popeye's	Restaurants-Quick Service	20	45,708	1,983	28,434
20.	Regal Cinemas	Movie Theaters	5	223,846	1,958	34,953
21.	Courthouse Athletic Club	Health and Fitness	4	193,659	1,906	39,688
22.	Arby's	Restaurants-Quick Service	19	57,868	1,744	29,234
23.	Hardee's	Restaurants-Quick Service	15	49,958	1,697	24,919
24.	Church's Chicken	Restaurants-Quick Service	32	43,399	1,693	26,326
25.	United Supermarkets	Grocery Stores	6	236,178	1,686	26,121
26.	Other[3]	Various	258	4,362,592	46,034	759,837
	Total		752	13,341,172	$372,319	$5,062,695

_____

(1) Represents cash amounts and excludes adjustments, if any, necessary to record scheduled rent changes on a straight line basis or any expense reimbursement.

(2) Represents the historical cost of our properties plus capital improvements funded by us less impairment write-downs, if any.

(3) Consists of 112 distinct brands with an average investment of $2,945 per property.

For more information about our hotel agreements and net lease portfolio, see Note 4 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Principal Management Agreement or Lease Features

As of December 31, 2023, our 221 hotels were managed by subsidiaries of Sonesta, Hyatt Hotels Corporation, or Hyatt, Radisson Hospitality, Inc., or Radisson, and InterContinental Hotels Group, plc, or IHG. Our hotel operating agreements have initial terms expiring between 2026 and 2037. Each of these agreements is for between one and 195 of our hotels. The principal features of our hotel agreements are as follows:

- **Owner's Priority Returns.** Our hotel management agreements have stated owner's priority return amounts designed to provide us a return on investment greater than our cost of capital. The owner's priority returns are generally subject to available cash flow and we are not assured we will receive them in full or at all. Owner's priority returns under our Hyatt and Radisson hotel agreements are partially supported by limited guarantees.

- **Long Terms.** The weighted average term remaining for our hotel agreements (weighted by owner's priority as of December 31, 2023) is 12.9 years, without giving effect to any renewal options our managers may have.

- **Pooled Agreements.** Most of our hotel properties are subject to portfolio agreements. Some agreements are subject to cross default provisions, such that a manager's default under one of the agreements would trigger defaults of the other agreements in that portfolio.

- **All or None Renewals.** Generally, manager renewal options for each portfolio agreement of our hotel properties may only be exercised on an all or none basis and not for separate properties. Our agreement with Radisson for hotels that we may sell allows us to terminate the agreement with respect to individual properties as they are sold. See Note 4 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for more information on these agreements.

- **Property Maintenance.** Most of our hotel agreements require the deposit of 5% of annual gross hotel revenues into escrows to fund periodic renovations subject to available cash flow. We own the cash in these escrow accounts. If no escrowed cash is available, we are required to fund capital expenditures. Generally, as we fund capital expenditures, our owner's priority return amount increases.

- **Working Capital.** We are required to maintain working capital for each hotel and to fund the cost of certain operating supplies (for example, linen, china, glassware, silverware and uniforms). We are also responsible for funding hotel operations if at any time the funds available from working capital are insufficient to meet the financial requirements of the hotels. Generally, the working capital accounts which would otherwise be maintained by the operators for each of such hotels are maintained on a pooled basis, with operators being authorized to make withdrawals from such pooled account as otherwise contemplated with respect to working capital in accordance with the provisions of the management agreements.

- **Management Fees.** Base fees are generally between 3% to 5% of gross revenues, as defined in our hotel management agreements, and are paid as operating expenses senior to our owner's priority returns. Incentive management fees under our hotel management agreements are subordinate to payment of annual owner's priority returns due to us. Our hotel managers have the ability to earn incentive management fees generally based on excess cash flows after payment of hotel operating expenses, payment of base management fees, funding of the required FF&E reserve, if any, payment of our owner's priority returns, reimbursement of certain advances and in certain instances, replenishment of the guarantees. Generally, the incentive fee would be 20% of such excess cash flow and the remaining 80% would be retained by us.

- **Termination Rights.** In addition to any right to terminate that may arise as a result of a default by the manager, most of our management agreements include rights for us to terminate on the basis of the manager's failure to meet certain performance-based metrics, including the level of owner's priority return generated over a period of time. Typically, such performance-based termination rights arise in the event the operator fails to achieve these specified performance thresholds over a consecutive two or three-year period and are subject to the manager's ability to "cure" and avoid termination by payment to us of specified deficiency amounts, or are subject to force majeure provisions. A termination fee may be payable to the hotel operator under certain circumstances if a management agreement with respect to a hotel is terminated. We have agreed in the past, and may agree in the future, to waive certain of these termination rights in exchange for consideration from a manager or its affiliates, which consideration may include amendments to the management agreements.

In general, our 752 net lease properties are subject to "triple net" leases where the tenant is generally responsible for the payment of operating expenses and capital expenditures of the property during the lease term. Our tenants are responsible to pay us fixed annual rents on a monthly, quarterly or semi-annual basis. Our net lease tenants are responsible to maintain the properties including structural and non-structural components. Certain of our net lease properties also have future rent increases included in the leases either at a fixed amount or based on changes in the consumer price index, or CPI. Certain of our lease agreements also require payment of percentage rent to us based on increases in certain gross property revenues over threshold amounts. Certain of our net lease properties, including all our TravelCenters of America Inc., or TA, properties, include the right to repool properties, and include all or none renewal options.

TA is our largest tenant. As of December 31, 2023, we leased 176 travel centers to a subsidiary of TA under five master leases that expire in 2033. In connection with BP Products North America Inc.'s, or BP's, acquisition of TA pursuant to a merger on May 15, 2023, or the TA Merger, BP Corporation North America Inc. has provided a limited guaranty of payments under each of these leases. As of December 31, 2023, we have invested approximately $2.3 billion in 132 TravelCenters of America branded properties with an aggregate of 3,697,503 square feet and approximately $1.0 billion in 44 Petro Stopping Centers branded properties with an aggregate of 1,367,802 square feet. See Note 4 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for more information on these leases.

Substantially all of our travel centers are full service sites located at or near an interstate highway exit and offer fuel and non-fuel products and services 24 hours per day, 365 days per year. Our typical travel center includes over 25 acres of land with parking for approximately 200 tractor trailers and approximately 100 cars. Our travel centers offer a broad range of products and services, including diesel fuel and gasoline, as well as nonfuel products and services such as truck repair and maintenance services, diesel exhaust fluid, one full service restaurant, one or more quick service restaurants, travel stores and various customer amenities.

Investment and Operating Policies

Our investment objectives include increasing cash flows from operations from dependable and diverse sources in order to increase per-share distributions to our shareholders. To achieve these objectives, we seek to maintain a strong capital base of shareholders' equity; invest in high quality properties operated by qualified operating companies; use moderate debt leverage to fund additional investments which increase cash flows from operations; structure investments which generate a return in excess of our capital costs and provide an opportunity to participate in operating growth at our properties; when market conditions permit, refinance maturing debt with additional equity or long term debt; and pursue diversification so that our cash flows from operations come from diverse properties. Generally, we provide capital to owners and operators who wish to expand their businesses or divest their properties while continuing to operate their business. Our first investment in travel centers was structured differently than all our other investments. We acquired an operating travel centers business, reorganized the business to retain substantially all of the real estate and then distributed a tenant operating company to our shareholders. We may in the future make investments in this fashion or in a manner different from our other investments to further diversify our sources of rents and returns with the intention of improving the security of our cash flows.

Because we are a REIT, we generally may not operate our properties. We or our tenants have entered into arrangements for the operation of our properties. Under the United States Internal Revenue Code of 1986, as amended, or the IRC, we may lease our hotels to one of our "taxable REIT subsidiaries", as defined in Section 856(l) of the IRC, or TRSs, if the hotel is managed by a third party. As of December 31, 2023, all of our hotels were leased to our TRSs and managed by third parties. Any income realized by a TRS in excess of the rent paid to us by the subsidiary is subject to income tax at customary corporate rates. As and if the financial performance of the hotels operated for the account of our TRSs improves, these taxes may become material.

Acquisition Policies. We intend to pursue growth through the acquisition of additional properties. Generally, we prefer to purchase multiple properties in one transaction or individual properties that can be added to a pre-existing portfolio agreement because we believe a single management or lease agreement, cross default covenants and all or none renewal rights for multiple properties in diverse locations enhance the credit characteristics and the security of our investments. In implementing our acquisition strategy, we consider a range of factors relating to proposed property purchases including some or all of the following:

- Historical and projected cash flows;
- The estimated replacement cost, capital improvement requirements and proposed acquisition price of the property;
- The proposed management agreement or lease terms;
- The brand under which the property operates or is expected to operate;
- The competitive market environment and the current or potential market position of each property;
- The availability of a qualified and reputable manager or tenant;
- The financial strength of the proposed manager or tenant;
- The property's design, construction quality, physical condition and age and expected capital expenditures that may be needed to maintain the property or to enhance its operation;
- The size of the property;
- The location, type of property, market conditions and demographics of the area where it is located and surrounding demand generators;
- Our weighted average long term cost of capital compared to projected returns we may realize by owning the property;
- The tax and regulatory circumstances of the market area in which the property is located;
- The amount and type of financial support available from the proposed manager or lessee;
- The level of services and amenities offered at the property;

- The strategic fit of the property or investment with the rest of our portfolio and our own plans;

- The possibility that technological changes may affect the business operated at the property;

- Other possible uses of the property if the current use is no longer viable; and

- The existence of alternative sources, uses or needs for our capital and our debt leverage.

In determining the competitive position of a property, we examine the proximity and convenience of the property to its expected customer base, the number and characteristics of competitive properties within the property's market area and the existence of barriers to entry for competitive properties within that market, including site availability and zoning restrictions. While we have historically focused on the acquisition of upscale limited service, extended stay and full service hotel properties, full service travel centers and necessity based retail net lease properties, we consider acquisitions in all segments of the hospitality, necessity based retail industries and other net leased properties. We expect most of our acquisition efforts will focus on hotel and net lease based properties; however, we may also consider acquiring other types of properties. An important part of our acquisition strategy is to identify and select or create qualified, experienced and financially stable operators.

Whenever we purchase an individual property or a small number of properties, we prefer arrangements in which these properties are added to agreements covering, and operated in combination with, properties we already own, but we may not always do so. We believe portfolios of diverse groups of properties may increase the security of our cash flows and likelihood our agreements will be renewed.

We have no policies which specifically limit the percentage of our assets that may be invested in any individual property, in any one type of property, in properties managed by or leased to any one entity, in properties operated under any one brand, in properties managed by or leased to an affiliated group of entities or in securities of one or more persons.

Other Investments. We prefer wholly owned investments in fee interests. However, we may invest in leaseholds, joint ventures, mortgages and other real estate interests. We may invest or enter into real estate joint ventures if we conclude that we may benefit from the participation of co-venturers or that the opportunity to participate in the investment is contingent on the use of a joint venture structure. We may invest in participating, convertible or other types of mortgages if we conclude that we may benefit from the cash flows or appreciation in the value of the mortgaged property. Convertible mortgages are similar to equity participation because they permit lenders to either participate in increasing revenues from the property or convert some or all of that mortgage into equity ownership interests. At December 31, 2023, we owned no convertible mortgages or joint venture interests.

We have in the past considered, and may in the future consider, the possibility of entering into mergers or strategic combinations with other companies. Our principal goal of any such transactions will be to increase our cash flows from operations and to further diversify our revenue sources.

We own 34% of the outstanding common stock of Sonesta. We may in the future acquire additional shares of common stock of Sonesta or securities of other entities, including entities engaged in real estate activities, or we may sell these shares of common stock. We may invest in the securities of other entities for the purpose of exercising control or otherwise, make loans to other persons or entities, engage in the sale of investments, offer securities in exchange for property or repurchase our securities.

We may not achieve some or all of our investment objectives.

Disposition Policies. We generally consider ourselves to be a long term owner of properties and are more interested in the long term earnings potential of our properties than selling properties for short term gains. However, we may seek to strategically sell assets from time to time as part of managing our leverage, capital recycling, highest and best use analysis, or as part of long term financing of acquisitions. During 2023, we sold 18 hotels with 2,526 rooms for an aggregate sales price of $157.2 million and 13 net lease properties with an aggregate of 160,310 square feet for an aggregate sales price of $13.1 million. As of December 31, 2023, we had one hotel with a carrying value of $4.1 million and nine net lease properties with an aggregate carrying value of $6.4 million classified as held for sale. For more information on these disposition activities, see Note 3 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K. We currently make decisions to dispose of properties based on factors including, but not limited to, the following:

- The property's current and expected future performance;

- The proposed or expected sale price;

- The age and capital required to maintain the property;

- The competition and demand generators near the property;

- Our intended use of the proceeds we may realize from the sale of a property;

- The strategic fit of the property with the rest of our portfolio and with our plans;

- The manager's or tenant's desire to operate or cease operation of the property;

- The remaining agreement term of the property, including the likelihood of a manager or tenant exercising any renewal options;

- The existence of alternative sources, uses or needs for our capital and our debt leverage; and

- The tax implications to us and our shareholders.

Our Board of Trustees may change our investment and operating policies at any time without a vote of, or notice to, our shareholders.

Financing Policies

To maintain our qualification for taxation as a REIT under the IRC, we must distribute at least 90% of our annual REIT taxable income (excluding net capital gains). Accordingly, we generally will not be able to retain sufficient cash to fund our operations, repay our debts, invest in our properties and fund acquisitions and development or redevelopment efforts. Instead, we expect to repay our debts, invest in our properties and fund acquisitions and development or redevelopment efforts with borrowings under our revolving credit facility, proceeds from equity or debt securities we may issue (domestically or in foreign markets), including in subsidiaries, proceeds from our asset sales, or retained cash from operations that may exceed distributions paid.

We believe our capital structure provides us with financial flexibility and we have historically had access to capital markets. We may seek to obtain other lines of credit or to issue securities senior to our common shares, including preferred shares of beneficial interest and debt securities, either of which may be convertible into common shares or be accompanied by warrants to purchase common shares, or to engage in transactions which may involve a sale or other conveyance or contribution of hotel, net lease or other properties or assets to subsidiaries or to other affiliates or unaffiliated entities. We may finance acquisitions, in whole or in part, by among other possible means, exchanging properties, issuing additional common shares or other securities or assuming outstanding mortgage debt on the acquired properties. We may also place new mortgages on our existing properties as a means of financing. The proceeds from any of our financings may be used to pay distributions, to provide working capital, to refinance existing indebtedness or to finance acquisitions and expansions of existing or new properties. For further information regarding our financing sources and activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Investment and Financing Liquidity and Capital Resources" included in Part II, Item 7 of this Annual Report on Form 10-K and Note 6 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Although there are no limitations in our organizational documents on the amount of indebtedness we may incur, our debt agreements contain financial covenants which, among other things, restrict our ability to incur additional indebtedness and require us to maintain certain financial ratios. Our ability to incur additional debt is subject to meeting the required covenant levels and subject to the provisions of our debt agreements. For further information regarding our financing sources and activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Investment and Financing Liquidity and Capital Resources" included in Part II, Item 7 of this Annual Report on Form 10-K and Note 6 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Generally, we intend to manage our leverage in a way that may allow us to eventually regain "investment grade" ratings from nationally recognized statistical rating organizations; however, we cannot be sure that we will be able to regain our investment grade ratings.

Our Board of Trustees may change our financing policies at any time without a vote of, or notice to, our shareholders.

Other Information

Our Manager. The RMR Group Inc., or RMR Inc., is a holding company and substantially all of its business is conducted by its majority owned subsidiary, RMR. Adam D. Portnoy, the Chair of our Board of Trustees and one of our Managing Trustees, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. John G. Murray, our other Managing Trustee and our former President and Chief Executive Officer, also serves as an officer and employee of RMR and is the chief executive officer of Sonesta. Our day to day operations are conducted by RMR. RMR originates and presents investment and divestment opportunities to our Board of Trustees and provides management and administrative services to us. RMR has a principal place of business at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and its telephone number is (617) 796-8390. RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR or its subsidiaries also act as a manager to other publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. As of February 22, 2024, the executive officers of RMR are: Adam D. Portnoy, president and chief executive officer; Christopher J. Bilotto, executive vice president; Jennifer B. Clark, executive vice president, general counsel and secretary; Matthew P. Jordan, executive vice president, chief financial officer and treasurer and John G. Murray, executive vice president. Our President and Chief Investment Officer, Todd W. Hargreaves, and our Chief Financial Officer and Treasurer, Brian E. Donley, are senior vice presidents of RMR. Mr. Donley also serves as an officer of another company to which RMR or its subsidiaries provide management services. Mr. Portnoy, Mr. Murray and Ms. Clark also serve on the board of directors of Sonesta.

Employees. We have no employees. Services which would otherwise be provided to us by employees are provided by RMR and by our Managing Trustees and officers. As of December 31, 2023, RMR has over 1,100 full time employees in its headquarters and regional offices located throughout the United States.

Competition. The hotel industry is highly competitive. Generally, our hotels are located in areas that include other hotels. Our hotels compete for customers based on brand affiliation, reputation, location, pricing, amenities and the ability to earn reward program points and other competitive factors. Increases in the number of hotels in a particular area could have a material adverse effect on the occupancy and daily room rates at our hotels located in that area. Agreements with the operators of our hotels sometimes restrict the right of each operator and its affiliates for periods of time to own, build, operate, franchise or manage other hotels of the same brand within various specified areas around our hotels. Under these agreements, neither the operators nor their affiliates are usually restricted from operating other brands of hotels in the market areas of any of our hotels, and after such period of time, the operators and their affiliates may also compete with our hotels by opening, managing or franchising additional hotels under the same brand name in direct competition with our hotels. As of December 31, 2023, 195 of our hotels are operated by Sonesta. Sonesta faces competition from larger, well known hotel companies. Competitive pressures from these companies and others could negatively impact Sonesta's ability to pay our owner's priority returns. Our hotels also face competition from alternative lodging options such as home sharing services, timeshares, vacation rentals or cruise ships in our markets.

The market for net lease properties is also highly competitive. As an owner and landlord of retail net lease properties, we compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours and are in the same markets in which our properties are located. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates and flexibility. Certain of our competitors have greater economies of scale, have lower cost of capital, have access to more capital and resources and have greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, our tenants may not renew their leases, we might not enter into new leases with prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when their leases expire. Our tenants may also face competition from online retailers or service providers, which may in turn negatively impact their ability to pay rents due to us.

We have a large concentration of net lease properties in the travel center industry which is highly competitive. We believe that large, long haul trucking fleets tend to purchase the large majority of their fuel at the travel centers and truck stops that are located at or near interstate highway exits. Long haul truck drivers can obtain fuel and non-fuel products and services from a variety of sources, including regional full service travel centers and fuel only truck stop chains, independently owned and operated truck stops, some large gas stations and trucking company terminals that provide fuel and services to their own trucking fleets. In addition, our travel centers compete with other truck repair and maintenance facilities, full and quick service restaurants and travel stores, and could face additional competition from state owned interstate highway rest areas, if they are commercialized. The largest competitors of TA's travel centers are travel centers owned by Pilot Flying J Inc. and Love's Travel Stops & Country Stores, which we believe, together with TA, represent a majority of the market for fuel sales to long haul trucking fleets. Competitive pressure from Pilot Flying J Inc. and Love's Travel Stops & Country Stores, especially for large trucking fleets and long haul trucking fleets, could negatively impact TA's ability to pay rents due to us.

We expect to compete for property acquisition and financing opportunities with entities which may have substantially greater financial resources than us, including, without limitation, other REITs, operating companies in the hospitality industry, banks, insurance companies, pension plans and public and private partnerships. These entities may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of property operators and the extent of leverage used in their capital structure. Such competition may reduce the number of suitable property acquisition or financing opportunities available to us or increase the bargaining power of property owners seeking to sell or finance their properties.

Corporate Sustainability. Our manager, RMR, periodically publishes its Sustainability Report, which summarizes the environmental, social and governance, or ESG, initiatives employed by RMR and its client companies, including us. Sonesta also publishes a Sustainability Report summarizing its ESG initiatives. RMR's Sustainability Report may be accessed on the RMR Inc. website at www.rmrgroup.com/corporate-sustainability/default.aspx. Sonesta's Sustainability Report may be accessed on the Sonesta website at www.sonesta.com/esg-sonesta. The information on or accessible through RMR Inc.'s or Sonesta's website is not incorporated by reference into this Annual Report on Form 10-K.

We believe corporate sustainability is a strategic part of our focus on operational practices, enhancing our competitive position, development and redevelopment efforts and economic performance. Our sustainability practices, which align with those of our manager, RMR—minimizing our impact on the environment, embracing the communities where we operate and attracting top professionals—are critical elements supporting our long-term success.

Our business strategy incorporates a focus on sustainable approaches to operating our properties in a manner that benefits us, our shareholders, operators and the communities in which we are located. As a REIT, we are prohibited by tax law from operating our hotel properties and all of our other properties are leased to or managed by third parties. However, our asset managers encourage our managers and tenants to operate our properties in ways that improve the economic performance of their operations, while simultaneously managing energy and water consumption, as well as greenhouse gas emissions.

We recognize our responsibility to minimize the impact of our business on the environment and seek to preserve natural resources and maximize efficiencies in order to reduce the impact our properties have on the planet. Our environmental sustainability strategies and best practices help to mitigate our properties' environmental footprint, optimize operational efficiency and enhance our competitiveness in the marketplace.

Our sustainability and community engagement strategies, including those implemented by our hotel managers, focus on a complementary set of objectives, including the following:

- **Responsible Investment:** We seek to invest capital in our properties that both improves environmental performance and enhances asset value. As part of our property acquisition due diligence and annual budgeting processes, RMR assesses, among other things, environmental sustainability opportunities and physical and policy driven climate related risks.

- **Environmental Stewardship:** We seek to improve the environmental footprint of our properties, including by reducing energy consumption and water usage, especially when doing so may reduce operating costs and enhance the properties' competitive position. Although our properties are operated by third parties or are net leased and, therefore, the third-party managers and tenants oversee most of the property maintenance and improvements over the lease term, RMR's asset management group proactively leverages opportunities to make our properties more environmentally friendly and efficient. Working with our operators, we have:

  - initiated programs to reduce energy and water use;

  - implemented various initiatives to encourage recycling of plastics, paper and metal or glass containers;

  - when renovating hotels, used energy efficient products, including lighting, windows, plumbing and heating, ventilation and air conditioning equipment, and many appliances in extended stay hotels are ENERGY STAR® rated; and

  - installed electric car charging stations at some of our hotels and travel centers.

- **Investments in Human Capital.** We have no employees. We rely on our managers, including RMR and Sonesta, to hire, train, and develop a workforce that meets the needs of our business, contributes positively to our society and helps reduce our impact on the natural environment.

- **Corporate Citizenship.** We seek to be a responsible corporate citizen and to strengthen the communities in which we own properties. Our managers regularly encourage their employees to engage in a variety of charitable and community programs, including participation in company-wide service days and charitable gift giving matching programs.

- **Diversity and Inclusion.** We value a diversity of backgrounds, experience and perspectives. Our Board of Trustees is comprised of 25% women and 25% members of under-represented communities. RMR is an equal opportunity employer, with all qualified applicants receiving consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability or protected veteran status. Our hotel managers are committed to racial equity and fostering a culture of diversity and inclusion.

For more information regarding climate change and other environmental matters and their possible adverse impact on us, see "Risk Factors—Risks Related to Our Business—Ownership of real estate is subject to environmental risks and liabilities," "Risk Factors—Risks Related to Our Business—We are subject to risks from adverse weather, natural disasters and adverse impacts from global climate change, and we incur significant costs and invest significant amounts with respect to these matters," included in Part I, Item 1A of this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Climate Change" included in Part II, Item 7 of this Annual Report on Form 10-K.

Insurance. We generally have insurance coverage for our properties and the operations conducted on them, including for casualty, liability, fire, flood, earthquake, extended coverage and rental or business interruption losses. Either we purchase the insurance ourselves and our managers or tenants are required to reimburse us, or our managers or tenants buy the insurance directly and are required to list us as an insured party.

Internet Website. Our internet website address is www.svcreit.com. Copies of our governance guidelines, our code of business conduct and ethics, or our Code of Conduct, and the charters of our audit, compensation and nominating and governance committees are posted on our website and also may be obtained free of charge by writing to our Secretary, Service Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. We also have a policy outlining procedures for handling concerns or complaints about accounting, internal accounting controls or auditing matters and a governance hotline accessible on our website that shareholders can use to report concerns or complaints about accounting, internal accounting controls or auditing matters or violations or possible violations of our Code of Conduct. We make available, free of charge, through the "Investors" section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after these forms are filed with, or furnished to, the SEC. Any material we file with or furnish to the SEC is also maintained on the SEC website, www.sec.gov. Security holders may send communications to our Board of Trustees or individual Trustees by writing to the party for whom the communication is intended at c/o Secretary, Service Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634 or by email at secretary@svcreit.com. Our website address is included several times in this Annual Report on Form 10-K as a textual reference only. The information on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Those disclosures will be included on our website in the "Investors" section. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

Segment Information. As of December 31, 2023, we had two operating segments, hotel investments and net lease investments. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K and our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Material United States Federal Income Tax Considerations

The following summary of material United States federal income tax considerations is based on existing law and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax considerations that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

- a bank, insurance company or other financial institution;

- a regulated investment company or REIT;

- a subchapter S corporation;

- a broker, dealer or trader in securities or foreign currencies;

- a person who marks-to-market our shares for U.S. federal income tax purposes;

- a U.S. shareholder (as defined below) that has a functional currency other than the U.S. dollar;

- a person who acquires or owns our shares in connection with employment or other performance of services;

- a person subject to alternative minimum tax;

- a person who acquires or owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction;

- a person who owns 10% or more (by vote or value, directly or constructively under the IRC) of any class of our shares;

- a U.S. expatriate;

- a non-U.S. shareholder (as defined below) whose investment in our shares is effectively connected with the conduct of a trade or business in the United States;

- a nonresident alien individual present in the United States for 183 days or more during an applicable taxable year;

- a "qualified shareholder" (as defined in Section 897(k)(3)(A) of the IRC);

- a "qualified foreign pension fund" (as defined in Section 897(l)(2) of the IRC) or any entity wholly owned by one or more qualified foreign pension funds;

- a non-U.S. shareholder that is a passive foreign investment company or controlled foreign corporation;

- a person subject to special tax accounting rules as a result of their use of applicable financial statements (within the meaning of Section 451(b)(3) of the IRC); or

- except as specifically described in the following summary, a trust, estate, tax-exempt entity or foreign person.

The sections of the IRC that govern the federal income tax qualification and treatment of a REIT and its shareholders are complex. This presentation is a summary of applicable IRC provisions, related rules and regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any matter described in this summary, and we cannot be sure that the IRS or a court will agree with all of the statements made in this summary. The IRS could, for example, take a different position from that described in this summary with respect to our acquisitions, operations, valuations, restructurings or other matters, which, if a court agreed, could result in significant tax liabilities for applicable parties. In addition, this summary is not exhaustive of all possible tax considerations and does not discuss any estate, gift, state, local or foreign tax considerations. For all these reasons, we urge you and any holder of or prospective acquiror of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of February 22, 2024. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences generally will differ depending on whether or not you are a "U.S. shareholder." For purposes of this summary, a "U.S. shareholder" is a beneficial owner of our shares that is:

- an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;

- an entity treated as a corporation for federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, to the extent provided in Treasury regulations, a trust in existence on August 20, 1996 that has elected to be treated as a domestic trust;

whose status as a U.S. shareholder is not overridden by an applicable tax treaty. Conversely, a "non-U.S. shareholder" is a beneficial owner of our shares that is not an entity (or other arrangement) treated as a partnership for federal income tax purposes and is not a U.S. shareholder.

If any entity (or other arrangement) treated as a partnership for federal income tax purposes holds our shares, the tax treatment of a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partnership. Any entity (or other arrangement) treated as a partnership for federal income tax purposes that is a holder of our shares and the partners in such a partnership (as determined for federal income tax purposes) are urged to consult their own tax advisors about the federal income tax consequences and other tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the IRC, commencing with our 1995 taxable year. Our REIT election, assuming continuing compliance with the then applicable qualification tests, has continued and will continue in effect for subsequent taxable years. Although we cannot be sure, we believe that from and after our 1995 taxable year we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified us and will continue to qualify us to be taxed as a REIT under the IRC.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions to our shareholders generally are included in our shareholders' income as dividends to the extent of our available current or accumulated earnings and profits. Our dividends are not generally entitled to the preferential tax rates on qualified dividend income, but a portion of our dividends may be treated as capital gain dividends or as qualified dividend income, all as explained below. In addition, for taxable years beginning before 2026 and pursuant to the deduction-without-outlay mechanism of Section 199A of the IRC, our noncorporate U.S. shareholders that meet specified holding period requirements are generally eligible for lower effective tax rates on our dividends that are not treated as capital gain dividends or as qualified dividend income. No portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of our current or accumulated earnings and profits generally are treated for federal income tax purposes as returns of capital to the extent of a recipient shareholder's basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred shares, of which there are none outstanding at this time, and thereafter to distributions made on our common shares. For all these purposes, our distributions include cash distributions, any in kind distributions of property that we might make, and deemed or constructive distributions resulting from capital market activities (such as some redemptions), as described below.

Our counsel, Sullivan & Worcester LLP, is of the opinion that we have been organized and have qualified for taxation as a REIT under the IRC for our 1995 through 2023 taxable years, and that our current and anticipated investments and plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the IRC. Our counsel's opinions are conditioned upon the assumption that our leases, our declaration of trust, and all other legal documents to which we have been or are a party have been and will be complied with by all parties to those documents, upon the accuracy and completeness of the factual matters described in this Annual Report on Form 10-K and upon representations made by us to our counsel as to certain factual matters relating to our organization and operations and our expected manner of operation. If this assumption or a description or representation is inaccurate or incomplete, our counsel's opinions may be adversely affected and may not be relied upon. The opinions of our counsel are based upon the law as it exists today, but the law may change in the future, possibly with retroactive effect. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, neither Sullivan & Worcester LLP nor we can be sure that we will qualify as or be taxed as a REIT for any particular year. Any opinion of Sullivan & Worcester LLP as to our qualification or taxation as a REIT will be expressed as of the date issued. Our counsel will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Also, the opinions of our counsel are not binding on either the IRS or a court, and either could take a position different from that expressed by our counsel.

Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the IRC and summarized below. While we believe that we have satisfied and will satisfy these tests, our counsel does not review compliance with these tests on a continuing basis. If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income taxation as if we were a corporation taxed under subchapter C of the IRC, or a C corporation, and our shareholders will be taxed like shareholders of a regular C corporation, meaning that federal income tax generally will be applied at both the corporate and shareholder levels. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our shareholders could be reduced or eliminated.

If we continue to qualify for taxation as a REIT and meet the tests described below, then we generally will not pay federal income tax on amounts that we distribute to our shareholders. However, even if we continue to qualify for taxation as a REIT, we may still be subject to federal tax in the following circumstances, as described below:

- We will be taxed at regular corporate income tax rates on any undistributed "real estate investment trust taxable income," determined by including our undistributed ordinary income and net capital gains, if any. We may elect to retain and pay income tax on our net capital gain. In addition, if we so elect by making a timely designation to our shareholders, a shareholder would be taxed on its proportionate share of our undistributed capital gain and would generally be expected to receive a credit or refund for its proportionate share of the tax we paid.

- If we have net income from the disposition of "foreclosure property," as described in Section 856(e) of the IRC, that is held primarily for sale to customers in the ordinary course of a trade or business or other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate income tax rate.

- If we have net income from "prohibited transactions"—that is, dispositions at a gain of inventory or property held primarily for sale to customers in the ordinary course of a trade or business other than dispositions of foreclosure property and other than dispositions excepted by statutory safe harbors—we will be subject to tax on this income at a 100% rate.

- If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year.

- If we fail to satisfy any of the REIT asset tests described below (other than a de minimis failure of the 5% or 10% asset tests) due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the highest regular corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the test.

- If we fail to satisfy any provision of the IRC that would result in our failure to qualify for taxation as a REIT (other than violations of the REIT gross income tests or violations of the REIT asset tests described below) due to reasonable cause and not due to willful neglect, we may retain our qualification for taxation as a REIT but will be subject to a penalty of $50,000 for each failure.

- If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.

- If we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset in the hands of a C corporation, under specified circumstances we may be subject to federal income taxation on all or part of the built-in gain (calculated as of the date the property ceased being owned by the C corporation) on such asset. We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

- If we acquire a corporation in a transaction where we succeed to its tax attributes, to preserve our qualification for taxation as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, no later than the end of our taxable year in which the acquisition occurs. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution.

- Our subsidiaries that are C corporations, including our "taxable REIT subsidiaries", as defined in Section 856(l) of the IRC, or TRSs, generally will be required to pay federal corporate income tax on their earnings, and a 100% tax may be imposed on any transaction between us and one of our TRSs that does not reflect arm's length terms.

Other countries (and, for this purpose, Puerto Rico is best thought of as a separate country) may impose taxes on our and our subsidiaries' assets and operations within their jurisdictions. As a REIT, neither we nor our shareholders are expected to benefit from foreign tax credits arising from those taxes.

If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income tax in the same manner as a regular C corporation. Further, as a regular C corporation, distributions to our shareholders will not be deductible by us, nor will distributions be required under the IRC. Also, to the extent of our current and accumulated earnings and profits, all distributions to our shareholders will generally be taxable as ordinary dividends potentially eligible for the preferential tax rates discussed below under the heading "—Taxation of Taxable U.S. Shareholders" and, subject to limitations in the IRC, will be potentially eligible for the dividends received deduction for corporate shareholders. Finally, we will generally be disqualified from taxation as a REIT for the four taxable years following the taxable year in which the termination of our REIT status is effective. Our failure to qualify for taxation as a REIT for even one year could result in us reducing or eliminating distributions to our shareholders, or in us incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level income taxes. Relief provisions under the IRC may allow us to continue to qualify for taxation as a REIT even if we fail to comply with various REIT requirements, all as discussed in more detail below. However, it is impossible to state whether in any particular circumstance we would be entitled to the benefit of these relief provisions.

REIT Qualification Requirements

General Requirements. Section 856(a) of the IRC defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable, but for Sections 856 through 859 of the IRC, as a domestic C corporation;

(4) that is not a financial institution or an insurance company subject to special provisions of the IRC;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) that is not "closely held," meaning that during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer "individuals" (as defined in the IRC to include specified tax-exempt entities); and

(7) that meets other tests regarding the nature of its income and assets and the amount of its distributions, all as described below.

Section 856(b) of the IRC provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Although we cannot be sure, we believe that we have met conditions (1) through (7) during each of the requisite periods ending on or before the close of our most recently completed taxable year, and that we will continue to meet these conditions in our current and future taxable years. To help comply with condition (6), our declaration of trust and bylaws restrict transfers of our shares that would otherwise result in concentrated ownership positions. These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will in all cases be able to continue to satisfy, the share ownership requirements described in condition (6). If we comply with applicable Treasury regulations to ascertain the ownership of our outstanding shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). Accordingly, we have complied and will continue to comply with these regulations, including by requesting annually from holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust and bylaws, our shareholders are required to respond to these requests for information. A shareholder that fails or refuses to comply with the request is required by Treasury regulations to submit a statement with its federal income tax return disclosing its actual ownership of our shares and other information.

For purposes of condition (6), an "individual" generally includes a natural person, a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit-sharing trust. As a result, REIT shares owned by an entity that is not an "individual" are considered to be owned by the direct and indirect owners of the entity that are individuals (as so defined), rather than to be owned by the entity itself. Similarly, REIT shares held by a qualified pension plan or profit-sharing trust are treated as held directly by the individual beneficiaries in proportion to their actuarial interests in such plan or trust. Consequently, five or fewer such trusts could own more than 50% of the interests in an entity without jeopardizing that entity's qualification for taxation as a REIT.

The IRC provides that we will not automatically fail to qualify for taxation as a REIT if we do not meet conditions (1) through (6), provided we can establish that such failure was due to reasonable cause and not due to willful neglect. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. This relief provision may apply to a failure of the applicable conditions even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Our Wholly Owned Subsidiaries and Our Investments Through Partnerships. Except in respect of a TRS as discussed below, Section 856(i) of the IRC provides that any corporation, 100% of whose stock is held by a REIT and its disregarded subsidiaries, is a qualified REIT subsidiary and shall not be treated as a separate corporation for U.S. federal income tax purposes. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT's. We believe that each of our direct and indirect wholly owned subsidiaries, other than the TRSs discussed below (and entities whose equity is owned in whole or in part by such TRSs), will be either a qualified REIT subsidiary within the meaning of Section 856(i)(2) of the IRC or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under Treasury regulations issued under Section 7701 of the IRC, each such entity referred to as a QRS. Thus, in applying all of the REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our QRSs are treated as ours, and our investment in the stock and other securities of such QRSs will be disregarded.

We have invested and may in the future invest in real estate through one or more entities that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, Treasury regulations under the IRC provide that, for purposes of the REIT qualification requirements regarding income and assets described below, the REIT is generally deemed to own its proportionate share, based on respective capital interests, of the income and assets of the partnership (except that for purposes of the 10% value test, described below, the REIT's proportionate share of the partnership's assets is based on its proportionate interest in the equity and specified debt securities issued by the partnership). In addition, for these purposes, the character of the assets and items of gross income of the partnership generally remains the same in the hands of the REIT. In contrast, for purposes of the distribution requirements discussed below, we must take into account as a partner our share of the partnership's income as determined under the general federal income tax rules governing partners and partnerships under Subchapter K of the IRC.

Subsidiary REITs. We may in the future form or acquire an entity that is intended to qualify for taxation as a REIT. When a subsidiary qualifies for taxation as a REIT separate and apart from its REIT parent, the subsidiary's shares are qualifying real estate assets for purposes of the REIT parent's 75% asset test described below. However, failure of the subsidiary to separately satisfy the various REIT qualification requirements described in this summary or that are otherwise applicable (and failure to qualify for the applicable relief provisions) would generally result in (a) the subsidiary being subject to regular U.S. corporate income tax, as described above, and (b) the REIT parent's ownership in the subsidiary (i) ceasing to be qualifying real estate assets for purposes of the 75% asset test and (ii) becoming subject to the 5% asset test, the 10% vote test and the 10% value test, each as described below, generally applicable to a REIT's ownership in corporations other than REITs and TRSs. In such a situation, the REIT parent's own qualification and taxation as a REIT could be jeopardized on account of the subsidiary's failure cascading up to the REIT parent, all as described below under the heading "—Asset Tests". We expect to make protective TRS elections with respect to any subsidiary REIT that we form or acquire and may implement other protective arrangements intended to avoid a cascading REIT failure if any of our intended subsidiary REITs were not to qualify for taxation as a REIT, but we cannot be sure that such protective elections or other arrangements will be effective to avoid or mitigate the resulting adverse consequences to us.

Taxable REIT Subsidiaries. As a REIT, we are permitted to own any or all of the securities of a TRS, provided that no more than 20% of the total value of our assets, at the close of each quarter, is comprised of our investments in the stock or other securities of our TRSs. Very generally, a TRS is a subsidiary corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. A TRS is taxed as a regular C corporation, separate and apart from any affiliated REIT. Our ownership of stock and other securities in our TRSs is exempt from the 5% asset test, the 10% vote test and the 10% value test discussed below. Among other requirements, a TRS of ours must:

(1) not directly or indirectly operate or manage a lodging facility or a health care facility; and

(2) not directly or indirectly provide to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, except that in limited circumstances a subfranchise, sublicense or similar right can be granted to an independent contractor to operate or manage a lodging facility or a health care facility.

In addition, any corporation (other than a REIT and other than a QRS) in which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities is automatically a TRS (excluding, for this purpose, certain "straight debt" securities). Subject to the discussion below, we believe that we and each of our TRSs have complied with, and will continue to comply with, the requirements for TRS status at all times during which the subsidiary's TRS election is intended to be in effect, and we believe that the same will be true for any TRS that we later form or acquire.

As discussed below, TRSs can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% gross income test or the 95% gross income test discussed below. Moreover, because our TRSs are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit generally are not imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, our TRSs may generally conduct activities that would be treated as prohibited transactions or would give rise to nonqualified income if conducted by us directly. Additionally, while a REIT is generally limited in its ability to earn qualifying rental income from a TRS, a REIT can earn qualifying rental income from the lease of a qualified lodging facility to a TRS if an eligible independent contractor operates the facility, as discussed more fully below.

Restrictions and sanctions are imposed on TRSs and their affiliated REITs to ensure that the TRSs will be subject to an appropriate level of federal income taxation. For example, if a TRS pays interest, rent or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm's length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Further, if in comparison to an arm's length transaction, a third-party tenant has overpaid rent to the REIT in exchange for underpaying the TRS for services rendered, and if the REIT has not adequately compensated the TRS for services provided to or on behalf of the third-party tenant, then the REIT may be subject to an excise tax equal to 100% of the undercompensation to the TRS. A safe harbor exception to this excise tax applies if the TRS has been compensated at a rate at least equal to 150% of its direct cost in furnishing or rendering the service. Finally, the 100% excise tax also applies to the underpricing of services provided by a TRS to its affiliated REIT in contexts where the services are unrelated to services for REIT tenants. We cannot be sure that arrangements involving our TRSs will not result in the imposition of one or more of these restrictions or sanctions, but we do not believe that we or our TRSs are or will be subject to these impositions.

Income Tests. We must satisfy two gross income tests annually to maintain our qualification for taxation as a REIT. First, at least 75% of our gross income for each taxable year must be derived from investments relating to real property, including "rents from real property" within the meaning of Section 856(d) of the IRC, interest and gain from mortgages on real property or on interests in real property, income and gain from foreclosure property, gain from the sale or other disposition of real property (including specified ancillary personal property treated as real property under the IRC), or dividends on and gain from the sale or disposition of shares in other REITs (but excluding in all cases any gains subject to the 100% tax on prohibited transactions). When we receive new capital in exchange for our shares or in a public offering of our five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test. Second, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business, income and gain from specified "hedging transactions" that are clearly and timely identified as such, and income from the repurchase or discharge of indebtedness is excluded from both the numerator and the denominator in both gross income tests. In addition, specified foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

In order to qualify as "rents from real property" within the meaning of Section 856(d) of the IRC, several requirements must be met:

- The amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

- Rents generally do not qualify if the REIT owns 10% or more by vote or value of stock of the tenant (or 10% or more of the interests in the assets or net profits of the tenant, if the tenant is not a corporation), whether directly or after application of attribution rules. We generally do not intend to lease property to any party if rents from that property would not qualify as "rents from real property," but application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. In this regard, prior to the TA Merger, we owned close to, but less than, 10% of the outstanding common shares of TA. Our declaration of trust and bylaws generally disallow transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our qualification for taxation as a REIT under the IRC. Nevertheless, we cannot be sure that these restrictions will be effective to prevent our qualification for taxation as a REIT from being jeopardized under the 10% affiliated tenant rule. Furthermore, we cannot be sure that we will be able to monitor and enforce these restrictions, nor will our shareholders necessarily be aware of ownership of our shares attributed to them under the IRC's attribution rules.

- There is a limited exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant where the tenant is a TRS. If at least 90% of the leased space of a property is leased to tenants other than TRSs and 10% affiliated tenants, and if the TRS's rent to the REIT for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the TRS to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.

- There is an additional exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant. For this additional exception to apply, a real property interest in a "qualified lodging facility" must be leased by the REIT to its TRS, and the facility must be operated on behalf of the TRS by a person who is an "eligible independent contractor," all as described in Sections 856(d)(8)-(9) of the IRC. As described below, we believe our leases with our TRSs have satisfied and will continue to satisfy these requirements.

- In order for rents to qualify, a REIT generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom it derives no income or through one of its TRSs. There is an exception to this rule permitting a REIT to perform customary management and tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income" as defined in Section 512(b)(3) of the IRC, or UBTI. In addition, a de minimis amount of noncustomary services provided to tenants will not disqualify income as "rents from real property" as long as the value of the impermissible tenant services does not exceed 1% of the gross income from the property.

- If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as "rents from real property;" if this 15% threshold is exceeded, then the rent attributable to personal property will not so qualify. The portion of rental income treated as attributable to personal property is determined according to the ratio of the fair market value of the personal property to the total fair market value of the real and personal property that is rented.

- In addition, "rents from real property" includes both charges we receive for services customarily rendered in connection with the rental of comparable real property in the same geographic area, even if the charges are separately stated, as well as charges we receive for services provided by our TRSs when the charges are not separately stated. Whether separately stated charges received by a REIT for services that are not geographically customary and provided by a TRS are included in "rents from real property" has not been addressed clearly by the IRS in published authorities; however, our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, "rents from real property" also includes charges we receive for services provided by our TRSs when the charges are separately stated, even if the services are not geographically customary. Accordingly, we believe that our revenues from TRS-provided services, whether the charges are separately stated or not, qualify as "rents from real property" because the services satisfy the geographically customary standard, because the services have been provided by a TRS, or for both reasons.

We believe that all or substantially all of our rents and related service charges have qualified and will continue to qualify as "rents from real property" for purposes of Section 856 of the IRC.

Absent the "foreclosure property" rules of Section 856(e) of the IRC, a REIT's receipt of active, nonrental gross income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, the active, nonrental gross income from the property would so qualify. Foreclosure property is generally any real property, including interests in real property, and any personal property incident to such real property:

- that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;

- for which any related loan acquired by the REIT was acquired at a time when the default was not imminent or anticipated; and

- for which the REIT makes a proper election to treat the property as foreclosure property.

Any gain that a REIT recognizes on the sale of foreclosure property held as inventory or primarily for sale to customers, plus any income it receives from foreclosure property that would not otherwise qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to federal income tax at the highest regular corporate income tax rate under the foreclosure property income tax rules of Section 857(b)(4) of the IRC. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as "rents from real property" as described above, then that rental income is not subject to the foreclosure property income tax.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is obtained from the IRS. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

- on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any nonqualified income under the 75% gross income test is received or accrued by the REIT, directly or indirectly, pursuant to a lease entered into on or after such day;

- on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction was completed before default became imminent and other than specifically exempted forms of maintenance or deferred maintenance; or

- which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

Other than sales of foreclosure property, any gain that we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business, together known as dealer gains, may be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. The 100% tax does not apply to gains from the sale of property that is held through a TRS, although such income will be subject to tax in the hands of the TRS at regular corporate income tax rates; we may therefore utilize our TRSs in transactions in which we might otherwise recognize dealer gains. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding each particular transaction. Sections 857(b)(6)(C) and (E) of the IRC provide safe harbors pursuant to which limited sales of real property held for at least two years and meeting specified additional requirements will not be treated as prohibited transactions. However, compliance with the safe harbors is not always achievable in practice. We attempt to structure our activities to avoid transactions that are prohibited transactions, or otherwise conduct such activities through TRSs; but, we cannot be sure whether or not the IRS might successfully assert that we are subject to the 100% penalty tax with respect to any particular transaction. Gains subject to the 100% penalty tax are excluded from the 75% and 95% gross income tests, whereas real property gains that are not dealer gains or that are exempted from the 100% penalty tax on account of the safe harbors are considered qualifying gross income for purposes of the 75% and 95% gross income tests.

We believe that any gain that we have recognized, or will recognize, in connection with our disposition of assets and other transactions, including through any partnerships, will generally qualify as income that satisfies the 75% and 95% gross income tests, and will not be dealer gains or subject to the 100% penalty tax.

This is because our general intent has been and is to: (a) own our assets for investment (including through joint ventures) with a view to long-term income production and capital appreciation; (b) engage in the business of developing, owning, leasing and managing our existing properties and acquiring, developing, owning, leasing and managing new properties; and (c) make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test in any taxable year, we may nevertheless qualify for taxation as a REIT for that year if we satisfy the following requirements: (a) our failure to meet the test is due to reasonable cause and not due to willful neglect; and (b) after we identify the failure, we file a schedule describing each item of our gross income included in the 75% gross income test or the 95% gross income test for that taxable year. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% gross income test or the amount by which we failed the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year. This relief provision may apply to a failure of the applicable income tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the 75% and 95% gross income tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Asset Tests. At the close of each calendar quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify for taxation as a REIT for federal income tax purposes:

- At least 75% of the value of our total assets must consist of "real estate assets," defined as real property (including interests in real property and interests in mortgages on real property or on interests in real property), ancillary personal property to the extent that rents attributable to such personal property are treated as rents from real property in accordance with the rules described above, cash and cash items, shares in other REITs, debt instruments issued by "publicly offered REITs" as defined in Section 562(c)(2) of the IRC, government securities and temporary investments of new capital (that is, any stock or debt instrument that we hold that is attributable to any amount received by us (a) in exchange for our shares or (b) in a public offering of our five-year or longer debt instruments, but in each case only for the one-year period commencing with our receipt of the new capital).

- Not more than 25% of the value of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.

- Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer's securities that we own may not exceed 5% of the value of our total assets. In addition, we may not own more than 10% of the vote or value of any one non-REIT issuer's outstanding securities, unless the securities are "straight debt" securities or otherwise excepted as discussed below. Our stock and other securities in a TRS are exempted from these 5% and 10% asset tests.

- Not more than 20% of the value of our total assets may be represented by stock or other securities of our TRSs.

- Not more than 25% of the value of our total assets may be represented by "nonqualified publicly offered REIT debt instruments" as defined in Section 856(c)(5)(L)(ii) of the IRC.

Our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, our investments in the equity or debt of a TRS of ours, to the extent that and during the period in which they qualify as temporary investments of new capital, will be treated as real estate assets, and not as securities, for purposes of the above REIT asset tests.

The above REIT asset tests must be satisfied at the close of each calendar quarter of each taxable year as a REIT. After a REIT meets the asset tests at the close of any quarter, it will not lose its qualification for taxation as a REIT in any subsequent quarter solely because of fluctuations in the values of its assets, including if the fluctuations are caused by changes in the foreign currency exchange rate used to value any foreign assets. This grandfathering rule may be of limited benefit to a REIT such as us that makes periodic acquisitions of both qualifying and nonqualifying REIT assets. When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within thirty days after the close of that quarter.

In addition, if we fail the 5% asset test, the 10% vote test or the 10% value test at the close of any quarter and we do not cure such failure within thirty days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is de minimis and (b) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% asset test, the 10% vote test and the 10% value test. For purposes of this relief provision, the failure will be de minimis if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not de minimis, or if any of the other REIT asset tests have been violated, we may nevertheless qualify for taxation as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (1) $50,000 or (2) the highest regular corporate income tax rate imposed on the net income generated by the assets causing the failure during the period of the failure, and (d) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions may apply to a failure of the applicable asset tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

The IRC also provides an excepted securities safe harbor to the 10% value test that includes among other items (a) "straight debt" securities, (b) specified rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay "rents from real property," (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT. In addition, any debt instrument issued by an entity classified as a partnership for federal income tax purposes, and not otherwise excepted from the definition of a security for purposes of the above safe harbor, will not be treated as a security for purposes of the 10% value test if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

We have maintained and will continue to maintain records of the value of our assets to document our compliance with the above asset tests and intend to take actions as may be required to cure any failure to satisfy the tests within thirty days after the close of any quarter or within the six month periods described above.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the REIT asset tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Our Relationship with TA. Prior to the TA Merger, we owned a significant percentage (but less than 10%) of the outstanding common shares of TA. Commencing with our 2007 taxable year and continuing through to the present, we expect that the rental income we have received and will receive from TA and its subsidiaries has constituted and will continue to constitute "rents from real property" under Section 856(d) of the IRC, and therefore qualifying income under the 75% and 95% gross income tests described above.

Our Relationship with Sonesta. As of December 31, 2023, we owned (directly and indirectly through one of our TRSs) 34% of the outstanding common shares of Sonesta. We have not elected to treat Sonesta as a TRS, and it is not otherwise an automatic TRS because no TRS of ours owns more than 35% of Sonesta. This structure for our Sonesta ownership permits our continued engagement of a corporate subsidiary of Sonesta to manage qualified lodging facilities leased to our TRSs, as described below in greater detail.

Our Relationship with Our Taxable REIT Subsidiaries. We currently own hotels that we purchased to be leased to our TRSs or which are being leased to our TRSs as a result of modifications to, or expirations of, a prior lease, all as agreed to by applicable parties. For example, in connection with past lease defaults and expirations, we have terminated occupancy of some of our hotels by the defaulting or expiring tenants and immediately leased these hotels to our TRSs and entered into new third-party management agreements for these hotels. We may from time to time lease additional hotels to our TRSs.

In lease transactions involving our TRSs, our intent is for the rents paid to us by the TRS to qualify as "rents from real property" under the REIT gross income tests summarized above. In order for this to be the case, the manager operating the leased property on behalf of the applicable TRS must be an "eligible independent contractor" within the meaning of Section 856(d)(9)(A) of the IRC, and the hotels leased to the TRS must be "qualified lodging facilities" within the meaning of Section 856(d)(9)(D) of the IRC. Qualified lodging facilities are defined as hotels, motels or other establishments where more than half of the dwelling units are used on a transient basis, provided that legally authorized wagering or gambling activities are not conducted at or in connection with such facilities. Also included in the definition are the qualified lodging facility's customary amenities and facilities.

For these purposes, a contractor qualifies as an "eligible independent contractor" if it is less than 35% affiliated with the REIT and, at the time the contractor enters into the agreement with the TRS to operate the qualified lodging facility, that contractor or any person related to that contractor is actively engaged in the trade or business of operating qualified lodging facilities for persons unrelated to the TRS or its affiliated REIT. For these purposes, an otherwise eligible independent contractor is not disqualified from that status on account of (a) the TRS bearing the expenses of the operation of the qualified lodging facility, (b) the TRS receiving the revenues from the operation of the qualified lodging facility, net of expenses for that operation and fees payable to the eligible independent contractor, or (c) the REIT receiving income from the eligible independent contractor pursuant to a preexisting or otherwise grandfathered lease of another property.

We have engaged as an intended eligible independent contractor a particular corporate subsidiary of Sonesta. This contractor and its affiliates are actively engaged in the trade or business of operating qualified lodging facilities for their own accounts, including pursuant to management contracts among themselves; however, this contractor and its affiliates have few if any management contracts for qualified lodging facilities with third parties other than us and our TRSs. Based on a plain reading of the statute as well as applicable legislative history, our counsel, Sullivan & Worcester LLP, is of the opinion that this intended eligible independent contractor should in fact so qualify. If the IRS or a court determines that this opinion is incorrect, then the rental income we receive from our TRSs in respect of properties managed by this particular contractor would be nonqualifying income for purposes of the 75% and 95% gross income tests, possibly jeopardizing our compliance with one or both of these gross income tests. Under those circumstances, however, we expect we would qualify for the gross income tests' relief provision described above, and thereby would preserve our qualification for taxation as a REIT. If the relief provision were to apply to us, we would be subject to tax at a 100% rate upon the greater of the amount by which we failed the 75% gross income test or the amount by which we failed the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year; even though we have little or no nonqualifying income from other sources in a typical taxable year, imposition of this 100% tax in this circumstance would be material because to date most of the properties leased to our TRSs are managed for the TRSs by this contractor.

As explained above, we will be subject to a 100% tax on the rents paid to us by any of our TRSs if the IRS successfully asserts that those rents exceed an arm's length rental rate. Although there is no clear precedent to distinguish for federal income tax purposes among leases, management contracts, partnerships, financings, and other contractual arrangements, we believe that our leases and our TRSs' management agreements will be respected for purposes of the requirements of the IRC discussed above. Accordingly, we expect that the rental income from our current and future TRSs will qualify as "rents from real property," and that the 100% tax on excessive rents from a TRS will not apply.

Annual Distribution Requirements. In order to qualify for taxation as a REIT under the IRC, we are required to make annual distributions other than capital gain dividends to our shareholders in an amount at least equal to the excess of:

(1) the sum of 90% of our "real estate investment trust taxable income" and 90% of our net income after tax, if any, from property received in foreclosure, over

(2) the amount by which our noncash income (e.g., imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges) exceeds 5% of our "real estate investment trust taxable income."

For these purposes, our "real estate investment trust taxable income" is as defined under Section 857 of the IRC and is computed without regard to the dividends paid deduction and our net capital gain and will generally be reduced by specified corporate-level income taxes that we pay (e.g., taxes on built-in gains or foreclosure property income).

The IRC generally limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of "adjusted taxable income," subject to specified exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to that year's 30% limitation. Provided a taxpayer makes an election (which is irrevocable), the limitation on the deductibility of net interest expense does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage, within the meaning of Section 469(c)(7)(C) of the IRC. Treasury regulations provide that a real property trade or business includes a trade or business conducted by a REIT. We have made an election to be treated as a real property trade or business and accordingly do not expect the foregoing interest deduction limitations to apply to us or to the calculation of our "real estate investment trust taxable income."

Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes such dividend will be treated as having been both paid and received on December 31 of the prior taxable year to the extent of any undistributed earnings and profits.

The 90% distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our "real estate investment trust taxable income," as adjusted, we will be subject to federal income tax at regular corporate income tax rates on undistributed amounts. In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our shareholders of 85% of our ordinary income and 95% of our capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet our distribution requirements, or if we so choose, we may find it necessary or desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our qualification for taxation as a REIT. We cannot be sure that financing would be available for these purposes on favorable terms, or at all.

We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to shareholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements and our dividends paid deduction, it will be treated as an additional distribution to the shareholders receiving it in the year such dividend is paid.

In addition to the other distribution requirements above, to preserve our qualification for taxation as a REIT we are required to timely distribute all C corporation earnings and profits that we inherit from acquired corporations, as described below.

We may elect to retain, rather than distribute, some or all of our net capital gain and pay income tax on such gain. In addition, if we so elect by making a timely designation to our shareholders, our shareholders would include their proportionate share of such undistributed capital gain in their taxable income, and they would receive a corresponding credit for their share of the federal corporate income tax that we pay thereon. Our shareholders would then increase the adjusted tax basis of their shares by the difference between (a) the amount of capital gain dividends that we designated and that they included in their taxable income, and (b) the tax that we paid on their behalf with respect to that capital gain.

Acquisitions of C Corporations

We have engaged in and may in the future engage in transactions where we acquire all of the outstanding stock of a C corporation. Upon these acquisitions, except to the extent we have made or do make an applicable TRS election, each of our acquired entities and their various wholly-owned corporate and noncorporate subsidiaries generally became or will become our QRSs. Thus, after such acquisitions, all assets, liabilities and items of income, deduction and credit of the acquired and then disregarded entities have been and will be treated as ours for purposes of the various REIT qualification tests described above. In addition, we generally have been and will be treated as the successor to the acquired (and then disregarded) entities' federal income tax attributes, such as those entities' (a) adjusted tax bases in their assets and their depreciation schedules; and (b) earnings and profits for federal income tax purposes, if any. The carryover of these attributes creates REIT implications such as built-in gains tax exposure and additional distribution requirements, as described below. However, when we make an election under Section 338(g) of the IRC with respect to corporations that we acquire, as we have done from time to time in the past, we generally will not be subject to such attribute carryovers in respect of attributes existing prior to such election.

Built-in Gains from C Corporations. Notwithstanding our qualification and taxation as a REIT, under specified circumstances we may be subject to corporate income taxation if we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset as owned by a C corporation. For instance, we may be subject to federal income taxation on all or part of the built-in gain that was present on the last date an asset was owned by a C corporation, if we succeed to a carryover tax basis in that asset directly or indirectly from such C corporation and if we sell the asset during the five year period beginning on the day the asset ceased being owned by such C corporation. To the extent of our income and gains in a taxable year that are subject to the built-in gains tax, net of any taxes paid on such income and gains with respect to that taxable year, our taxable dividends paid in the following year will be potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "—Taxation of Taxable U.S. Shareholders". We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

Earnings and Profits. Following a corporate acquisition, we must generally distribute all of the C corporation earnings and profits inherited in that transaction, if any, no later than the end of our taxable year in which the transaction occurs, in order to preserve our qualification for taxation as a REIT. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT, provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. C corporation earnings and profits that we inherit are, in general, specially allocated under a priority rule to the earliest possible distributions following the event causing the inheritance, and only then is the balance of our earnings and profits for the taxable year allocated among our distributions to the extent not already treated as a distribution of C corporation earnings and profits under the priority rule. The distribution of these C corporation earnings and profits is potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "—Taxation of Taxable U.S. Shareholders".

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our acquisition cost. We will generally depreciate our depreciable real property on a straight-line basis over forty years and our personal property over the applicable shorter periods. These depreciation schedules, and our initial tax bases, may vary for properties that we acquire through tax-free or carryover basis acquisitions, or that are the subject of cost segregation analyses.

We are entitled to depreciation deductions from our properties only if we are treated for federal income tax purposes as the owner of the properties. This means that the leases of our properties must be classified for U.S. federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case.

Distributions to our Shareholders

As described above, we expect to make distributions to our shareholders from time to time. These distributions may include cash distributions, in kind distributions of property, and deemed or constructive distributions resulting from capital market activities. The U.S. federal income tax treatment of our distributions will vary based on the status of the recipient shareholder as more fully described below under the headings "—Taxation of Taxable U.S. Shareholders," "—Taxation of Tax-Exempt U.S. Shareholders," and "—Taxation of Non-U.S. Shareholders."

Section 302 of the IRC treats a redemption of our shares for cash only as a distribution under Section 301 of the IRC, and hence taxable as a dividend to the extent of our available current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the IRC enabling the redemption to be treated as a sale or exchange of the shares. The redemption for cash only will be treated as a sale or exchange if it (a) is "substantially disproportionate" with respect to the surrendering shareholder's ownership in us, (b) results in a "complete termination" of the surrendering shareholder's entire share interest in us, or (c) is "not essentially equivalent to a dividend" with respect to the surrendering shareholder, all within the meaning of Section 302(b) of the IRC. In determining whether any of these tests have been met, a shareholder must generally take into account shares considered to be owned by such shareholder by reason of constructive ownership rules set forth in the IRC, as well as shares actually owned by such shareholder. In addition, if a redemption is treated as a distribution under the preceding tests, then a shareholder's tax basis in the redeemed shares generally will be transferred to the shareholder's remaining shares in us, if any, and if such shareholder owns no other shares in us, such basis generally may be transferred to a related person or may be lost entirely. Because the determination as to whether a shareholder will satisfy any of the tests of Section 302(b) of the IRC depends upon the facts and circumstances at the time that our shares are redeemed, we urge you to consult your own tax advisor to determine the particular tax treatment of any redemption.

Taxation of Taxable U.S. Shareholders

For noncorporate U.S. shareholders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 15%. For those noncorporate U.S. shareholders whose total adjusted income exceeds the applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 20%. However, because we are not generally subject to federal income tax on the portion of our "real estate investment trust taxable income" distributed to our shareholders, dividends on our shares generally are not eligible for these preferential tax rates, except that any distribution of C corporation earnings and profits and taxed built-in gain items will potentially be eligible for these preferential tax rates. As a result, our ordinary dividends generally are taxed at the higher federal income tax rates applicable to ordinary income (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). To summarize, the preferential federal income tax rates for long-term capital gains and for qualified dividends generally apply to:

(1) long-term capital gains, if any, recognized on the disposition of our shares;

(2) our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a maximum 25% federal income tax rate);

(3) our dividends attributable to dividend income, if any, received by us from C corporations such as TRSs;

(4) our dividends attributable to earnings and profits that we inherit from C corporations; and

(5) our dividends to the extent attributable to income upon which we have paid federal corporate income tax (such as taxes on foreclosure property income or on built-in gains), net of the corporate income taxes thereon.

As long as we qualify for taxation as a REIT, a distribution to our U.S. shareholders that we do not designate as a capital gain dividend generally will be treated as an ordinary income dividend to the extent of our available current or accumulated earnings and profits (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends generally will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the IRC.

If for any taxable year we designate capital gain dividends for our shareholders, then a portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all outstanding classes of our shares. We will similarly designate the portion of any dividend that is to be taxed to noncorporate U.S. shareholders at preferential maximum rates (including any qualified dividend income and any capital gains attributable to real estate depreciation recapture that are subject to a maximum 25% federal income tax rate) so that the designations will be proportionate among all outstanding classes of our shares.

We may elect to retain and pay income taxes on some or all of our net capital gain. In addition, if we so elect by making a timely designation to our shareholders:

(1) each of our U.S. shareholders will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated as a capital gain dividend;

(2) each of our U.S. shareholders will receive a credit or refund for its designated proportionate share of the tax that we pay;

(3) each of our U.S. shareholders will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over the U.S. shareholder's proportionate share of the tax that we pay; and

(4) both we and our corporate shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

Distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the shareholder's adjusted tax basis in our shares, but will reduce the shareholder's basis in such shares. To the extent that these excess distributions exceed a U.S. shareholder's adjusted basis in such shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. shareholders at preferential maximum rates. No U.S. shareholder may include on its federal income tax return any of our net operating losses or any of our capital losses. In addition, no portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders.

If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year.

A U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized and the shareholder's adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period in our shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of any long-term capital gain dividends we paid on such shares during the holding period.

U.S. shareholders who are individuals, estates or trusts are generally required to pay a 3.8% Medicare tax on their net investment income (including dividends on our shares (without regard to any deduction allowed by Section 199A of the IRC) and gains from the sale or other disposition of our shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds. U.S. shareholders are urged to consult their tax advisors regarding the application of the 3.8% Medicare tax.

If a U.S. shareholder recognizes a loss upon a disposition of our shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These Treasury regulations are written quite broadly, and apply to many routine and simple transactions. A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (a) $10 million in any single year or $20 million in a prescribed combination of taxable years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (b) $2 million in any single year or $4 million in a prescribed combination of taxable years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS's Office of Tax Shelter Analysis. The annual maximum penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. shareholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the IRC, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. A U.S. shareholder's net investment income will include ordinary income dividend distributions received from us and, only if an appropriate election is made by the shareholder, capital gain dividend distributions and qualified dividends received from us; however, distributions treated as a nontaxable return of the shareholder's basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt U.S. Shareholders

The rules governing the federal income taxation of tax-exempt entities are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a tax-exempt shareholder, we urge you to consult your own tax advisor to determine the impact of federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that shareholders that are tax-exempt pension plans, individual retirement accounts or other qualifying tax-exempt entities, and that receive (a) distributions from us, or (b) proceeds from the sale of our shares, should not have such amounts treated as UBTI, provided in each case (x) that the shareholder has not financed its acquisition of our shares with "acquisition indebtedness" within the meaning of the IRC, (y) that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and (z) that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit or otherwise hold mortgage assets or conduct mortgage securitization activities that generate "excess inclusion" income.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a non-U.S. shareholder, we urge you to consult your own tax advisor to determine the impact of U.S. federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that a non-U.S. shareholder's receipt of (a) distributions from us, and (b) proceeds from the sale of our shares, will not be treated as income effectively connected with a U.S. trade or business and a non-U.S. shareholder will therefore not be subject to the often higher federal tax and withholding rates, branch profits taxes and increased reporting and filing requirements that apply to income effectively connected with a U.S. trade or business. This expectation and a number of the determinations below are predicated on our shares being listed on a U.S. national securities exchange, such as The Nasdaq Stock Market LLC, or Nasdaq. Each class of our shares has been listed on a U.S. national securities exchange; however, we cannot be sure that our shares will continue to be so listed in future taxable years or that any class of our shares that we may issue in the future will be so listed.

Distributions. A distribution by us to a non-U.S. shareholder that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of our current or accumulated earnings and profits. A distribution of this type will generally be subject to U.S. federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated to the applicable withholding agent its entitlement to benefits under a tax treaty. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the statutory rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate as a capital gain dividend. Notwithstanding this potential withholding on distributions in excess of our current and accumulated earnings and profits, these excess portions of distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the non-U.S. shareholder's adjusted basis in our shares, the distributions will give rise to U.S. federal income tax liability only in the unlikely event that the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below under the heading "—Dispositions of Our Shares." A non-U.S. shareholder may seek a refund from the IRS of amounts withheld on distributions to it in excess of such shareholder's allocable share of our current and accumulated earnings and profits.

For so long as a class of our shares is listed on a U.S. national securities exchange, capital gain dividends that we declare and pay to a non-U.S. shareholder on those shares, as well as dividends to such a non-U.S. shareholder on those shares attributable to our sale or exchange of "United States real property interests" within the meaning of Section 897 of the IRC, or USRPIs, will not be subject to withholding as though those amounts were effectively connected with a U.S. trade or business, and non-U.S. shareholders will not be required to file U.S. federal income tax returns or pay branch profits tax in respect of these dividends. Instead, these dividends will generally be treated as ordinary dividends and subject to withholding in the manner described above.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets specified additional conditions. A non-U.S. shareholder must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's U.S. federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty.

If, contrary to our expectation, a class of our shares was not listed on a U.S. national securities exchange and we made a distribution on those shares that was attributable to gain from the sale or exchange of a USRPI, then a non-U.S. shareholder holding those shares would be taxed as if the distribution was gain effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. In addition, the applicable withholding agent would be required to withhold from a distribution to such a non-U.S. shareholder, and remit to the IRS, up to 21% of the maximum amount of any distribution that was or could have been designated as a capital gain dividend. The non-U.S. shareholder also would generally be subject to the same treatment as a U.S. shareholder with respect to the distribution (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual), would be subject to fulsome U.S. federal income tax return reporting requirements, and, in the case of a corporate non-U.S. shareholder, may owe the up to 30% branch profits tax under Section 884 of the IRC (or lower applicable tax treaty rate) in respect of these amounts.

Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gain in respect of our shares that are held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against its resulting U.S. federal income tax liability its proportionate share of the tax paid by us on the undistributed capital gain treated as distributed to the non-U.S. shareholder, and receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-U.S. shareholder's actual U.S. federal income tax liability on such deemed distribution. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Shares. If as expected our shares are not USRPIs, then a non-U.S. shareholder's gain on the sale of these shares generally will not be subject to U.S. federal income taxation or withholding. We expect that our shares will not be USRPIs because one or both of the following exemptions will be available at all times.

First, for so long as a class of our shares is listed on a U.S. national securities exchange, a non-U.S. shareholder's gain on the sale of those shares will not be subject to U.S. federal income taxation as a sale of a USRPI. Second, our shares will not constitute USRPIs if we are a "domestically controlled" REIT. We will be a "domestically controlled" REIT if less than 50% of the value of our shares (including any future class of shares that we may issue) is held, directly or indirectly, by non-U.S. shareholders at all times during the preceding five years, after applying specified presumptions regarding the ownership of our shares as described in Section 897(h)(4)(E) of the IRC. For these purposes, we believe that the statutory ownership presumptions apply to validate our status as a "domestically controlled" REIT. Accordingly, we believe that we are and will remain a "domestically controlled" REIT.

If, contrary to our expectation, a gain on the sale of our shares is subject to U.S. federal income taxation (for example, because neither of the above exemptions were then available, *i.e.*, that class of our shares were not then listed on a U.S. national securities exchange and we were not a "domestically controlled" REIT), then (a) a non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to its gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), (b) the non-U.S. shareholder would also be subject to fulsome U.S. federal income tax return reporting requirements, and (c) a purchaser of that class of our shares from the non-U.S. shareholder may be required to withhold 15% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.

Information Reporting, Backup Withholding, and Foreign Account Withholding

Information reporting, backup withholding, and foreign account withholding may apply to distributions or proceeds paid to our shareholders under the circumstances discussed below. If a shareholder is subject to backup or other U.S. federal income tax withholding, then the applicable withholding agent will be required to withhold the appropriate amount with respect to a deemed or constructive distribution or a distribution in kind even though there is insufficient cash from which to satisfy the withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the shareholder would otherwise receive or own, and the shareholder may bear brokerage or other costs for this withholding procedure.

Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the shareholder's federal income tax liability, provided that such shareholder timely files for a refund or credit with the IRS. A U.S. shareholder may be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. shareholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

- provides the U.S. shareholder's correct taxpayer identification number;

- certifies that the U.S. shareholder is exempt from backup withholding because (a) it comes within an enumerated exempt category, (b) it has not been notified by the IRS that it is subject to backup withholding, or (c) it has been notified by the IRS that it is no longer subject to backup withholding; and

- certifies that it is a U.S. citizen or other U.S. person.

If the U.S. shareholder has not provided and does not provide its correct taxpayer identification number and appropriate certifications on an IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and the applicable withholding agent may have to withhold a portion of any distributions or proceeds paid to such U.S. shareholder. Unless the U.S. shareholder has established on a properly executed IRS Form W-9 or substantially similar form that it comes within an enumerated exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. shareholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. shareholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. shareholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. shareholder on our shares will generally be subject to backup withholding, unless the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Information reporting and backup withholding will not apply to proceeds a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Even without having executed an applicable IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. shareholder receives those proceeds through a broker's foreign office.

Non-U.S. financial institutions and other non-U.S. entities are subject to diligence and reporting requirements for purposes of identifying accounts and investments held directly or indirectly by U.S. persons. The failure to comply with these additional information reporting, certification and other requirements could result in a 30% U.S. withholding tax on applicable payments to non-U.S. persons, notwithstanding any otherwise applicable provisions of an income tax treaty. In particular, a payee that is a foreign financial institution that is subject to the diligence and reporting requirements described above must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by "specified United States persons" or "United States owned foreign entities" (each as defined in the IRC and administrative guidance thereunder), annually report information about such accounts, and withhold 30% on applicable payments to noncompliant foreign financial institutions and account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these requirements may be subject to different rules. The foregoing withholding regime generally applies to payments of dividends on our shares. In general, to avoid withholding, any non-U.S. intermediary through which a shareholder owns our shares must establish its compliance with the foregoing regime, and a non-U.S. shareholder must provide specified documentation (usually an applicable IRS Form W-8) containing information about its identity, its status, and if required, its direct and indirect U.S. owners. Non-U.S. shareholders and shareholders who hold our shares through a non-U.S. intermediary are encouraged to consult their own tax advisors regarding foreign account tax compliance.

Other Tax Considerations

Our tax treatment and that of our shareholders may be modified by legislative, judicial or administrative actions at any time, which actions may have retroactive effect. The rules dealing with federal income taxation are constantly under review by the U.S. Congress, the IRS and the U.S. Department of the Treasury, and statutory changes, new regulations, revisions to existing regulations and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than U.S. federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Revisions to tax laws and interpretations of these laws could adversely affect our ability to qualify and be taxed as a REIT, as well as the tax or other consequences of an investment in our shares. We and our shareholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our shareholders transact business or reside. These tax consequences may not be comparable to the U.S. federal income tax consequences discussed above.

ERISA PLANS, KEOGH PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

General Fiduciary Obligations

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, the IRC and similar provisions to those described below under applicable foreign or state law, individually and collectively, impose certain duties on persons who are fiduciaries of any employee benefit plan subject to Title I of ERISA, or an ERISA Plan, or an individual retirement account or annuity, or an IRA, a Roth IRA, a tax-favored account (such as an Archer MSA, Coverdell education savings account or health savings account), a Keogh plan or other qualified retirement plan not subject to Title I of ERISA, each a Non-ERISA Plan. Under ERISA and the IRC, any person who exercises any discretionary authority or control over the administration of, or the management or disposition of the assets of, an ERISA Plan or Non-ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan or Non-ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan or Non-ERISA Plan.

Fiduciaries of an ERISA Plan must consider whether:

- their investment in our shares or other securities satisfies the diversification requirements of ERISA;

- the investment is prudent in light of possible limitations on the marketability of our shares;

- they have authority to acquire our shares or other securities under the applicable governing instrument and Title I of ERISA; and

- the investment is otherwise consistent with their fiduciary responsibilities.

Fiduciaries of an ERISA Plan may incur personal liability for any loss suffered by the ERISA Plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the ERISA Plan on account of a violation. Fiduciaries of any Non-ERISA Plan should consider that the Non-ERISA Plan may only make investments that are authorized by the appropriate governing instrument and applicable law.

Fiduciaries considering an investment in our securities should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria or is otherwise appropriate. The sale of our securities to an ERISA Plan or Non-ERISA Plan is in no respect a representation by us or any underwriter of the securities that the investment meets all relevant legal requirements with respect to investments by the arrangements generally or any particular arrangement, or that the investment is appropriate for arrangements generally or any particular arrangement.

Prohibited Transactions

Fiduciaries of ERISA Plans and persons making the investment decision for Non-ERISA Plans should consider the application of the prohibited transaction provisions of ERISA and the IRC in making their investment decision. Sales and other transactions between an ERISA Plan or a Non-ERISA Plan and disqualified persons or parties in interest, as applicable, are prohibited transactions and result in adverse consequences absent an exemption. The particular facts concerning the sponsorship, operations and other investments of an ERISA Plan or Non-ERISA Plan may cause a wide range of persons to be treated as disqualified persons or parties in interest with respect to it. A non-exempt prohibited transaction, in addition to imposing potential personal liability upon ERISA Plan fiduciaries, may also result in the imposition of an excise tax under the IRC or a penalty under ERISA upon the disqualified person or party in interest. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA, Roth IRA or other tax-favored account is maintained (or their beneficiary), the IRA, Roth IRA or other tax-favored account may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the non-exempt prohibited transaction, but no excise tax will be imposed. Fiduciaries considering an investment in our securities should consult their own legal advisors as to whether the ownership of our securities involves a non-exempt prohibited transaction.

"Plan Assets" Considerations

The U.S. Department of Labor has issued a regulation defining "plan assets." The regulation, as subsequently modified by ERISA, generally provides that when an ERISA Plan or a Non-ERISA Plan otherwise subject to Title I of ERISA and/or Section 4975 of the IRC acquires an interest in an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the assets of the ERISA Plan or Non-ERISA Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant. We are not an investment company registered under the Investment Company Act of 1940, as amended.

Each class of our equity (that is, our common shares and any other class of equity that we may issue) must be analyzed separately to ascertain whether it is a publicly offered security. The regulation defines a publicly offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold under an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. Each class of our outstanding shares has been registered under the Exchange Act within the necessary time frame to satisfy the foregoing condition.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. Although we cannot be sure, we believe our common shares have been and will remain widely held, and we expect the same to be true of any future class of equity that we may issue.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment that would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;

- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer that are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;

- any administrative procedure that establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and

- any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our declaration of trust and bylaws on the transfer of shares do not result in the failure of our shares to be "freely transferable." Furthermore, we believe that no other facts or circumstances limiting the transferability of our shares exist, other than those that are enumerated under the regulation as not affecting the free transferability of shares. In addition, we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions.

Assuming that each class of our shares will be "widely held" and that no other facts and circumstances exist that restrict transferability of these shares, our counsel, Sullivan & Worcester LLP, is of the opinion that our shares will not fail to be "freely transferable" for purposes of the regulation due to the restrictions on transfer of our shares in our declaration of trust and bylaws and that under the regulation each class of our currently outstanding shares is publicly offered and our assets will not be deemed to be "plan assets" of any ERISA Plan or Non-ERISA Plan that acquires our shares in a public offering. This opinion is conditioned upon certain assumptions and representations, as discussed above under the heading "Material United States Federal Income Tax Considerations—Taxation as a REIT."

Item 1A.   Risk Factors


Summary of Risk Factors


Our business is subject to a number of risks and uncertainties. The following is a summary of the principal risk factors described in this section:

- unfavorable market and commercial real estate industry conditions due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets and in the commercial real estate markets, generally, pandemics, geopolitical instability and tensions, economic downturns or a possible recession and other conditions beyond our control, may have a material adverse effect on our and our hotel managers' and other operators' and tenants' results of operations and financial conditions and they may be unable to satisfy their obligations to us;

- we have a substantial amount of debt and we are subject to risks related to our debt, including our ability to refinance maturing debt and the cost of any such refinanced debt and our ability to maintain or reduce our debt leverage levels, covenants and conditions contained in our debt agreements which may restrict our operations by increasing our interest expense and limiting our ability to make investments in our properties, sell properties securing our debt and pay distributions to our shareholders, potential downgrades to our credit ratings and other limitations on our ability to access capital at reasonable costs or at all;

- we have a high concentration of properties that are operated by Sonesta and TA, and their failure to profitably operate our properties or perform their obligations under their agreements with us, could adversely impact our results of operations, and we could experience significant disruption to our operations if we were required to replace either Sonesta or TA;

- we and our managers and tenants face significant competition;

- we may be unable to renew our leases or lease our properties to new tenants when they expire without decreasing rents or incurring significant costs or at all;

- our potential future sales or acquisitions may not be successful or may not be executed on the terms or within the timing we expect as a result of competition, ongoing market and economic conditions, including capital market disruptions, high interest rates, prolonged high inflation, or otherwise;

- we are subject to risks related to our qualification for taxation as a REIT, including REIT distribution requirements;

- ownership of real estate is subject to environmental risks and liabilities, as well as risks from adverse weather, natural disasters and adverse impacts from global climate change;

- insurance may not adequately cover our losses, and insurance costs may continue to increase;

- we are subject to risks related to our dependence upon RMR to implement our business strategies and manage our day to day operations;

- we are subject to risks related to the security of RMR's or our hotel managers' information technology;

- our management structure and agreements with RMR and our relationships with our related parties, including our Managing Trustees, RMR and Sonesta and others affiliated with them, may create conflicts of interest;

- sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks;

- provisions in our declaration of trust, bylaws and other agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals, limit our rights and the rights of our shareholders to take action against our Trustees and officers or limit our shareholders' ability to obtain a favorable judicial forum for certain disputes; and

- we may change our operational, financing and investment policies without shareholder approval, and we may reduce the rate of or eliminate our distributions to shareholders or the form of payment could change.

The risks described below may not be the only risks we face, but are risks we believe may be material at this time. Other risks of which we are not yet aware, or that we currently believe are not material, may also materially and adversely impact our business operations or financial results. If any of the events or circumstances described below occurs, our business, financial condition, liquidity, results of operations or ability to pay distributions to our shareholders could be adversely impacted and the value of an investment in our securities could decline. Investors and prospective investors should consider the risks described below and the information contained under the caption "Warning Concerning Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K before deciding whether to invest in our securities. We may update these risk factors in our future periodic reports.

Risks Related to Our Business

Unfavorable market and industry conditions may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Our business and operations may be adversely affected by market and economic volatility experienced by the U.S. and global economies, the commercial real estate industry and/or the local economies in the markets in which our properties are located. Unfavorable economic and industry conditions may be due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability and tensions, economic downturns or a possible recession and other conditions beyond our control. As economic conditions in the United States may affect business and leisure travel, hotel occupancy, trucking volume and demand for diesel fuel, gasoline, real estate values, occupancy levels and returns and rents, current and future economic conditions in the United States, including slower growth or a possible recession and capital market volatility or disruptions, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including, but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment, the availability of credit and interest rates. Current conditions may negatively impact our ability to pay distributions to our shareholders and these or other conditions may have similar impacts in the future and on our results of operations and financial condition.

Our and our managers' and other operators' and tenants' businesses may not return to historical levels, and they may be unable to satisfy their obligations to us.

As a result of market practices that arose or increased in recent years and the impacts they have had on travel and the broader economy throughout the United States, our hotels experienced significant declines in operating performance which have had a significant negative effect on our operating results and cash flow. Consumer confidence, customer demand, corporate travel and lodging demand have been and will continue to be affected by economic and market conditions, unemployment levels, perceptions of the safety of travel, the continued use of video conferencing technologies rather than in person meetings and broader macroeconomic trends and conditions. These trends, together with increasing labor costs and shortages, high interest rates, tax rates, commodity and other price inflation and supply chain challenges, may continue to negatively impact our hotel operations, the operations of our tenants and our financial results and may have an impact on the results of operations and financial condition of our tenants and result in their defaulting their obligations under our leases, including failing to pay the rent due to us. Such adverse economic conditions may also reduce overall demand for leased space, which could adversely affect our ability to maintain our current tenants or attract new tenants. At any given time, our tenants may experience a downturn in their business that may weaken the operating results and financial condition of individual properties or of their business as whole. As a result, a tenant may delay lease commencement, decline to extend a lease upon its expiration, fail to make rental payments when due, become insolvent or declare bankruptcy. We depend on our tenants to operate the properties we lease to them in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage and pay real estate taxes and maintain the properties. Our tenants' failure to successfully operate their businesses could materially and adversely affect us.

If our hotel managers fail to operate our hotels profitably, we may need to fund operating losses for those hotels or make capital contributions to Sonesta.

The owner's priority returns we receive from our managed hotels are dependent upon the financial results of those hotels' operations. Decrease demand from pandemics, public health safety concerns or otherwise may result in our managed hotels experiencing operating losses that we will need to fund. Further, we own 34% of Sonesta. If Sonesta experiences losses, or requires additional capital, Sonesta may request we fund our share through the contribution of additional capital. For more information about our agreements with Sonesta, see Notes 4, 5, and 9 to our consolidated financial statements in Part IV, Item 15 of this Annual Report on Form 10-K.

We have a substantial amount of debt and are subject to risks related to our debt, including our ability to refinance maturing debt and the cost of any such refinanced debt.

As of December 31, 2023, our consolidated debt was $5.6 billion.

We are subject to numerous risks associated with our debt, including our ability to refinance maturing debt and the cost of any refinancing, the risk that our cash flows could be insufficient for us to make required payments and risks associated with interest rates remaining high for an extended period of time. There are no limits in our organizational documents on the amount of debt we may incur, and, subject to any limitations in our debt agreements, we may incur additional debt. Our debt may increase our vulnerability to adverse market and economic conditions, limit our flexibility in planning for changes in our business and place us at a disadvantage in relation to competitors that have lower debt levels. Our debt could increase our costs of capital, limit our ability to incur additional debt in the future, and increase our exposure to floating interest rates or expose us to potential events of default (if not cured or waived) under covenants contained in debt instruments that could have a material adverse effect on our business, financial condition and operating results. High interest rates have significantly increased our borrowing costs. Although we have an option to extend the maturity date of certain of our debt upon payment of a fee and meeting other conditions, the applicable conditions may not be met, and we may be required to repay or refinance our existing debt with new debt on less favorable terms. Excessive or expensive debt could reduce the available cash flow to fund, or limit our ability to obtain financing for, working capital, lease obligations, capital expenditures, refinancing, acquisitions, development or redevelopment projects or other purposes and hinder our ability to pay distributions to our shareholders.

If we default under any of our debt obligations, we may be in default under other debt agreements of ours that have cross default provisions, including our credit agreement and our senior unsecured notes indentures and their supplements. In such case, our lenders or noteholders may demand immediate payment of any outstanding debt and could seek payment from the subsidiary guarantors under our credit agreement, seek to sell any pledged equity interests of certain subsidiaries or the mortgaged properties owned by certain pledged subsidiaries, or we could be forced to liquidate our assets for less than the values we would receive in a more orderly process.

We may fail to comply with the terms of our debt agreements, which could adversely affect our business and prohibit us from paying distributions to our shareholders.

Our debt agreements include various conditions, covenants and events of default. We may not be able to satisfy all of these conditions or may default on some of these covenants for various reasons, including for reasons beyond our control. Complying with these covenants may limit our ability to take actions that may be beneficial to us and our security holders.

Our credit agreement and our senior unsecured notes indentures and their supplements require us to comply with certain financial and other covenants. Our ability to comply with those covenants will depend upon the net rental income and hotel operating returns we receive from our properties, or in the case of our credit agreement, the value of properties securing the revolving credit facility. If our rents or returns decline, or the values of our properties decline, we may be unable to borrow under our revolving credit facility. If we are unable to borrow under our revolving credit facility, we may be unable to meet our obligations or grow our business by acquiring additional properties or otherwise. If we default under our credit agreement, our lenders may demand immediate payment and could seek payment from the subsidiary guarantors under our credit agreement, seek to sell any pledged equity interests of certain subsidiaries or the mortgaged properties owned by such pledged subsidiaries, or may elect not to fund future borrowings. During the continuance of any event of default under our credit agreement, we may be limited or, in some cases, prohibited from paying distributions to our shareholders. Any default under our credit agreement that results in acceleration of our obligations to repay outstanding debt or in our no longer being permitted to borrow under our revolving credit facility would likely have serious adverse consequences to us and would likely cause the value of our securities to decline.

In the future, we may obtain additional debt financing, and the covenants and conditions applicable to that debt may be more restrictive than the covenants and conditions that are contained in our existing debt agreements.

Secured debt exposes us to the possibility of foreclosure, which could result in the loss of our investment in certain of our subsidiaries or in a property or group of properties or other assets that secure that debt.

We have a substantial amount of debt that is secured by properties that we own or by a pledge of the equity interests of certain of our subsidiaries. Secured debt, including mortgage and asset backed debt, increases our risk of asset and property losses because defaults on debt secured by our assets may result in foreclosure actions initiated by lenders and ultimately our loss of the property or other assets securing any loans if we are in default under such loans. Any foreclosure on a mortgaged property or group of properties could have a material adverse effect on the overall value of our portfolio of properties and more generally on us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could materially and adversely affect us.

High interest rates have significantly increased our interest expense and may otherwise materially and negatively affect us.

In response to significant and prolonged increases in inflation, the U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022, which has significantly increased our interest expense. Although the U.S. Federal Reserve has indicated that it may lower interest rates in 2024, we cannot be sure that it will do so, and interest rates may remain at the current high levels or continue to increase. High interest rates may materially and negatively affect us in several ways, including:

- one of the factors that investors typically consider important in deciding whether to buy or sell our common shares is the distribution rate on our common shares relative to prevailing interest rates. If interest rates remain at elevated levels, investors may expect a higher distribution rate than we are able to pay, which may increase our cost of capital, or they may sell our common shares and seek alternative investments with higher distribution rates. Sales of our common shares may cause a decline in the market price of our common shares;

- amounts outstanding under our revolving credit facility require interest to be paid at floating interest rates. High interest rates have significantly increased our borrowing costs, which adversely affects our cost of refinancing our debts when they become due, our cash flows, our ability to pay principal and interest on our debt and our ability to pay distributions to our shareholders. Additionally, if we choose to hedge our interest rate risk, we cannot be sure that the hedge will be effective or that our hedging counterparty will meet its obligations to us;

- we have a substantial amount of fixed rate debt maturing over the next few years. Our ability to refinance this debt and the cost of any such refinancing will be subject to market conditions, our financial condition and operating performance and our credit ratings; and

- property values are often determined, in part, based upon a capitalization of rental income formula. When interest rates are high, such as they are currently, real estate transaction volumes slow due to increased borrowing costs and property investors often demand higher capitalization rates, which causes property values to decline. High interest rates could therefore lower the value of our properties and cause the value of our securities to decline.

We have a high concentration of properties that are operated by Sonesta or TA.

As of December 31, 2023, Sonesta operated 195 of our 221 hotels, which constituted 49.8% of our historical real estate investments, and we leased 176 travel centers to TA, which constituted approximately 28.8% of our total historical real estate investments. If either Sonesta or TA were to fail to successfully operate our properties or meet their obligations under our agreements, our income from these properties may be adversely affected. Further, if we were required to replace Sonesta or TA, we could experience significant disruptions in operations at the applicable properties, which could reduce our income and cash flows from, and the value of, those properties.

We have no guarantee or security deposit under our agreements with Sonesta and our results from properties operated by Sonesta are subject to the performance of Sonesta, seasonal trends and the general conditions of the lodging industry.

TA's parent company has provided us a limited guarantee of our leases. If the guarantor of our leases does not earn sufficient income from their businesses, it may not have sufficient resources independent of these leaseholds to pay their guarantee obligations to us.

Inherent risks in the hotel industry could impact Sonesta and our other managers and affect our business.

Approximately 55.5% of our historical real estate investments as of December 31, 2023, are in our hotel properties. Our hotels are subject to operating risks common to the hotel industry, many of which are beyond our control and may impact Sonesta and our other managers, including risks associated with:

- competition from other hotels in our markets, or an oversupply of hotels in our markets;

- increased operating costs, including wages, benefits, insurance and utilities, due to prolonged high inflation, increased minimum wages and other factors, which may not be offset in the future by increased room rates;

- increased property taxes due to many state and local governments facing budget deficits, or seeking to expand services, that have led many of them, and may in the future lead others to, increase assessments and/or taxes;

- changes in marketing and distribution for the industry including the ability of third party internet and other travel intermediaries to attract and retain customers;

- competition from other hotel operators or others to attract and retain qualified employees;

- competition from alternative lodging options such as home sharing services, timeshares, vacation rentals or cruise ships in our markets;

- low unemployment in the U.S. and a lack of suitable employees for certain job classifications, especially those for less skilled positions, which may drive up costs or affect service levels;

- labor strikes, disruptions or lockouts that may impact operating performance;

- dependence on demand from business and leisure travelers, which may fluctuate and be seasonal and could experience prolonged declines as a result of economic downturns or recessions or otherwise and possible long term changes in business and consumer practices;

- increases in energy costs, airline fares and other expenses related to travel, which may negatively affect traveling;

- decreases in demand for business and leisure travel due to terrorism, terrorism alerts and warnings, military actions, natural disasters, concerns about climate change, pandemics or other public health safety concerns;

- decreases in demand for business travel due to use of technologies that enhance interpersonal communication and interaction without the need to travel or meet in person; and

- changes in customer preferences for various types of hotels or hotel locations.

For these reasons, among others, Sonesta may be unable to pay amounts due to us under the terms of our management agreements with Sonesta. For more information about our management agreements with

Sonesta, see Notes 4, 5 and 9 to our consolidated financial statements in Part IV, Item 15 of this Annual Report on Form 10-K.

We may be unable to fund capital improvements at our properties and our investments may cost more and take longer to complete than expected.

Some of our management agreements and lease arrangements require us to fund capital improvements at certain of our properties. Hotels in particular require us to expend significant amounts to maintain them and to meet brand standards. We may not have the funds necessary to make necessary or desired improvements to our properties and such investments, if made, may not be sufficient to maintain or improve the financial results of our properties. Certain of our management agreements and lease arrangements require us to maintain the applicable properties in a certain required condition. If we fail to maintain these properties in the required condition, the operator may terminate the applicable management or lease agreement and hold us liable for damages. Planned capital investments could cost more and take longer to complete than expected as a result of labor costs and shortages and commodity and other price inflation due to supply chain challenges, among other things.

We may be unable to grow our business by acquiring additional properties, and we might encounter unanticipated difficulties and expenditures relating to our acquired properties.

Our business plan includes the acquisition of additional properties. Our ability to make profitable acquisitions is subject to risks, including, but not limited to, risks associated with:

- the extent of our debt leverage;

- the availability, terms and cost of debt and equity capital;

- competition from other investors; and

- contingencies in our acquisition agreements.

These risks may limit our ability to grow our business by acquiring additional properties. In addition, we might encounter unanticipated difficulties and expenditures relating to our acquired properties. For example:

- notwithstanding pre-acquisition due diligence, we could acquire a property that contains undisclosed defects in design or construction or unknown liabilities, including those related to undisclosed environmental contamination, or our analyses and assumptions for the properties may prove to be incorrect;

- an acquired property may be located in a new market where we may face risks associated with investing in an unfamiliar market;

- the market in which an acquired property is located may experience unexpected changes that adversely affect the property's value; and

- property operating costs for our acquired properties may be higher than anticipated and our acquired properties may not yield expected returns.

For these reasons, among others, we might not realize the anticipated benefits of our acquisitions, and our business plan to acquire additional properties may not succeed or may cause us to experience losses.

We are limited in our ability to operate our properties and are thus dependent on our operators.

Because federal income tax laws restrict REITs and their subsidiaries from operating or managing businesses at their properties, we do not operate our hotels or net lease properties. Instead, we lease all our hotels to our subsidiaries that qualify as TRSs under the IRC and lease our other properties to operating companies. We have retained third party managers to manage our hotels that are leased to our TRSs. Our income from our properties may be adversely affected if our operators fail to provide quality services and amenities to customers. While we monitor the performance of our operators and apply asset management strategies and discipline, we have limited recourse under our management agreements and leases if we believe that our operators are not performing adequately. Any failure by our operators to fully perform the duties agreed to in our management agreements and leases could adversely affect our results of operations. In addition, our operators operate, and, in some cases, own or have invested in, properties that compete with our properties, which may result in conflicts of interest. As a result, our operators have made, and may in the future make, decisions regarding competing properties or our properties' operations that may not be in our best interests and which may result in a reduction of our returns.

REIT distribution requirements and limitations on our ability to access capital at reasonable costs or at all may adversely impact our ability to carry out our business plan.

To maintain our qualification for taxation as a REIT under the IRC, we are required to satisfy distribution requirements imposed by the IRC. See "Material United States Federal Income Tax Considerations—REIT Qualification Requirements—Annual Distribution Requirements." included in Part I, Item 1 of this Annual Report on Form 10-K. Accordingly, we may not be able to retain sufficient cash to fund our operations, repay our debts, invest in our properties or fund our acquisitions or development, redevelopment or repositioning efforts. Our business strategies therefore depend, in part, upon our ability to raise additional capital at reasonable costs. We may also be unable to raise capital at reasonable costs or at all because of reasons related to our business, market perceptions of our prospects, the terms of our debt, the extent of our leverage or for reasons beyond our control, such as capital market volatility, high interest rates and other market conditions. Because the earnings we are permitted to retain are limited by the rules governing REIT qualification and taxation, if we are unable to raise reasonably priced capital, we may not be able to carry out our business plan.

We face significant competition.

The businesses conducted at our properties face significant competition. For example, our hotels compete with other hotels operated in our markets, and the hotel industry has in the past experienced significant growth in supply from construction in certain markets where we own hotels. Our travel center properties compete with other large, national operators of travel centers, and certain of their competitors have significantly increased the number of travel centers they operate, including as a result of new construction of travel centers. Some of our retail tenants compete with online retailers or service providers. We also compete for tenants at our retail net lease properties. Our retail net lease properties compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours and are in the same markets in which our properties are located. In operating and managing our retail net lease portfolio, we compete for tenants based on a number of factors, including location, rental rates and flexibility. Certain of our competitors have greater economies of scale, have lower cost of capital, have access to more capital and resources and have greater name recognition than we do.

We face significant competition for acquisition opportunities from other investors, including publicly traded and private REITs, numerous financial institutions, operating companies in the hospitality industry, individuals, foreign investors and other public and private companies. Some of our competitors may have greater financial and other resources than us and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of property operators and the extent of leverage used in their capital structure. Because of competition for acquisitions, we may be unable to acquire desirable properties or we may pay higher prices for, and realize lower net cash flows than we hope to achieve from, acquisitions.

Substantially all of our net lease properties are leased to single tenants, which may subject us to greater risks of loss than if each of those properties had multiple tenants.

Substantially all of our net lease properties are leased to single tenants. The value of single tenant properties is materially dependent on the performance of those tenants under their respective leases. Many of our single tenant leases require that certain property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs, including increases with respect thereto, be paid, or reimbursed to us, by our tenants. Accordingly, in addition to our not receiving rental income, a tenant default on such leases could make us responsible for paying these expenses. Because most of our net lease properties are leased to single tenants, the adverse impact of individual tenant defaults or non-renewals is likely to be greater than would be the case if our properties were leased to multiple tenants.

Many of our tenants do not have credit ratings.

The majority of our tenants are not rated by any nationally recognized credit rating organization. It is more difficult to assess the ability of a tenant that is not rated to meet its obligations than that of a rated tenant. Moreover, tenants may be rated when we enter leases with them, but their ratings may be later lowered or terminated during the term of the leases. Because we have many unrated tenants, we may experience a higher percentage of tenant defaults than landlords who have a higher percentage of highly rated tenants.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

Our results of operations depend, in part, on our ability to lease our retail properties by renewing or re-leasing expiring leases and leasing vacant space and optimizing our tenant mix. As of December 31, 2023, leases representing approximately 2.1% of our annualized minimum net lease rents will expire during 2024. As of December 31, 2023, 3.7% of the leasable square footage of our net lease properties was vacant. Current tenants may decline, or may not have the financial resources available, to renew current leases and we cannot guarantee that leases that are renewed will have terms that are as economically favorable to us as the expiring lease terms. If tenants do not renew their leases as they expire, or renew for less space, we will have to find new tenants to lease our properties and there is no guarantee that we will be able to find new tenants or that our properties will be re-leased at rental rates equal to or above the current average rental rates or that substantial rent abatements, tenant improvement allowances, early termination rights, below-market renewal options or other lease incentive payments will not be offered to attract new tenants. Unfavorable market and industry conditions, including high interest rates, prolonged high inflation, labor market challenges, supply chain challenges and economic downturns or a possible recession, may increase these risks. We may experience significant costs in connection with renewing, leasing or re-leasing our properties, which could materially and adversely affect us.

Vacancies in a property could result in significant capital expenditures and illiquidity and reduce the value of the property.

The loss of a tenant may reduce the value of a property and require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant. Many of the leases we enter into or acquire are for properties that are especially suited to the particular business of our tenants. Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. We may also have difficulty selling the property due to the special purpose for which the property may have been designed or modified. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, including tenant demand.

Some of our net lease tenants operate the properties they lease from us under franchise or license agreements, which, if terminated or not renewed prior to the expiration of their leases with us, would likely impair their ability to pay us rent.

Some of our net lease properties are operated by our tenants under franchise or license agreements. Those franchise or license agreements may have terms that end earlier than the respective expiration dates of our related leases. In addition, a franchisee's or licensee's rights as a franchisee or licensee could be terminated by the franchisor or licensor, in which case our tenant may be precluded from competing with the franchisor or licensor upon that termination. A franchisor's or licensor's termination or refusal to renew a franchise or license agreement with our tenant would likely have a material adverse effect on the ability of the tenant to pay rent to us. In addition, we may have no notice or cure rights with respect to such a termination and have no rights to assignment of any such franchise or license agreement. This may have an adverse effect on our ability to mitigate losses that may result from a default of our leases by a terminated franchisee or licensee.

Ownership of real estate is subject to environmental risks and liabilities.

Ownership of real estate is subject to risks associated with environmental hazards. Under various laws, owners as well as operators of real estate may be required to investigate and clean up or remove hazardous substances present at or migrating from properties they own or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose us to the possibility that we may become liable to government agencies or third parties for costs and damages they incur in connection with hazardous substances. The costs and damages that may arise from environmental hazards may be substantial and are difficult to assess and estimate for numerous reasons, including uncertainty about the extent of contamination, alternative treatment methods that may be applied, the location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it may take to remediate contamination. In addition, these laws also impose various requirements regarding the operation and maintenance of properties and recordkeeping and reporting requirements relating to environmental matters that require us or the operators of our properties to incur costs to comply with.

Our travel centers and certain of our other properties include fueling areas, truck repair and maintenance facilities and vehicles and tanks for the storage of petroleum products and other hazardous substances, all of which create the potential for environmental contamination. As a result, the tenants of these properties regularly incur environmental costs related to monitoring, prevention and remediation. Under our net lease property leases, we are generally indemnified from all environmental liabilities arising at our respective properties during the term of the leases. Despite this indemnity, various federal and state laws impose environmental liabilities upon property owners, such as us, for any environmental damages arising at, or migrating from, properties they own and we cannot be sure that we will not be liable for environmental investigation and clean up at, or near, our properties. Moreover, tenants may not have sufficient resources to pay their environmental liabilities and environmental indemnity to us. The negative impact on our tenants from economic downturns, volatility in the petroleum markets, industry challenges facing the trucking and service industries and our tenants' businesses and other factors may make it more likely that they will be unable to fulfill their indemnification obligations to us in the event that environmental claims arise at our properties. Any environmental liabilities for which we are responsible and not indemnified could adversely affect our financial condition and result in losses.

We are subject to risks associated with our hotel managers' employment of personnel.

Our hotel managers are responsible for hiring and maintaining the labor force at each of our hotel properties. Although we do not directly employ or manage employees at our hotel properties, we are subject to many of the costs and risks associated with the hotel labor force. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We may also incur increased legal costs and indirect labor costs as a result of contract disputes and other events. The resolution of labor disputes or renegotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules. Labor costs have increased and our hotel managers have experienced labor shortages at our hotels, and these conditions may continue for an extended period. In addition, regulations in certain jurisdictions, such as increases in minimum wages, have increased our hotel managers' labor costs. Our hotel managers may be unable to adequately staff our hotels as a result of these or other reasons, which may limit the business activity at our hotels, decrease the quality of services provided at our hotels and damage our and our applicable hotel managers' reputations in the marketplace.

We may not succeed in selling properties we identify for sale and any proceeds we may receive from sales we do complete may be less than expected, and we may incur losses with respect to any such sales.

We plan to selectively sell certain properties from time to time to reduce our leverage, fund capital expenditures and future acquisitions and strategically update, rebalance and reposition our investment portfolio. Our ability to sell properties and the prices we may receive in any such sales, may be affected by various factors. In particular, these factors could arise from, among other things:

- weaknesses in or a lack of established markets for the properties we may identify for sale;
- the availability of financing to potential purchasers on reasonable terms;
- changes in the financial condition of prospective purchasers for, and the tenants of, the properties;
- the terms of leases with tenants at certain of the properties;
- the characteristics, quality and prospects of the properties;

- the number of prospective purchasers;

- the number of competing properties in the market;

- unfavorable local, national or international economic conditions, such as high interest rates, labor market challenges, prolonged high inflation, supply chain challenges and economic downturns or a possible recession; and

- changes in laws, regulations or fiscal policies of jurisdictions in which the properties are located.

For example, current market conditions have caused, and may continue to cause, increased capitalization rates which, together with high interest rates, have resulted in reduced commercial real estate transaction volume, and such conditions may continue or worsen. We may not succeed in selling properties and any sales may be delayed or may not occur or, if sales do occur, the terms may not meet our expectations and we may incur losses in connection with any sales. In addition, we may elect to forego or abandon property sales. If we are unable to realize proceeds from the sale of assets sufficient to allow us to reduce our leverage to a level we believe appropriate or which ratings agencies and possible financing sources believe appropriate, we may be unable to fund capital investments or future acquisitions to grow our business. In addition, we may elect to change or abandon our strategy and forego or abandon property or other asset sales.

Bankruptcy law may adversely impact us.

The occurrence of a tenant bankruptcy could reduce the rent we receive from that tenant, and the current economic conditions, such as high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions and economic downturns or a possible recession, may increase the risk of our tenants or hotel managers filing for bankruptcy. If a tenant files for bankruptcy, federal law may prohibit us from evicting that tenant based solely upon its bankruptcy, and a bankrupt tenant may be authorized to reject and terminate its lease with us. Any claims against a bankrupt tenant for unpaid future rent would be subject to statutory limitations that may be substantially less than the contractually specified rent we are owed under the lease, and any claim we have for unpaid past rent may not be paid in full. If any of our tenants or hotel managers files for bankruptcy, we may experience delays in enforcing our rights, we may be limited in our ability to replace the tenant or hotel manager and we may incur substantial costs in protecting our investment and re-leasing or finding a replacement tenant or hotel manager.

Insurance may not adequately cover our losses, and insurance costs may continue to increase.

We or our operators are generally responsible for the costs of insurance coverage for our properties and the operations conducted on them, including for casualty, liability, malpractice, fire, extended coverage and rental or business interruption loss insurance. In the future, we may acquire properties for which we are responsible for the costs of insurance. In the past few years, the costs of insurance have increased significantly, and these increased costs have had an adverse effect on us and our operators. Increased insurance costs may adversely affect our operators' abilities to operate our properties profitably and provide us with desirable returns and our operators' abilities to pay us rent or result in downward pressure on rents we can charge under new or renewed leases. Losses of a catastrophic nature, such as those caused by hurricanes, flooding, volcanic eruptions and earthquakes or losses as a result of outbreaks of pandemics or acts of terrorism, may be covered by insurance policies with limitations such as large deductibles or co-payments that we or an operator may not be able to pay. Insurance proceeds may not be adequate to restore an affected property to its condition prior to a loss or to compensate us for our losses, including lost revenues or other costs. Certain losses, such as losses we may incur as a result of known or unknown environmental conditions, are not covered by our insurance. Market conditions or our loss history may limit the scope of insurance or coverage available to us on economic terms. If we determine that an uninsured loss or a loss in excess of insured limits occurs and if we are not able to recover amounts from our operators for certain losses, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property.

We are subject to risks from adverse weather, natural disasters and adverse impacts from global climate change, and we incur significant costs and invest significant amounts with respect to these matters.

We are subject to risks and could be exposed to additional costs from adverse weather, natural disasters and adverse impacts from global climate change. For example, our properties could be severely damaged or destroyed from either singular extreme weather events (such as floods, storms and wildfires) or through long term impacts of climatic conditions (such as precipitation frequency, weather instability and rise of sea levels). Such events could also adversely impact us or the tenants of our properties if we or they are unable to operate our or their businesses due to damage resulting from such events. Insurance may not adequately cover all losses sustained by us or the tenants of our properties. If we fail to adequately prepare for such events, our revenues, results of operations and financial condition may be impacted. In addition, we may incur significant costs in preparing for possible future climate change or in response to our tenants' requests for such investments and we may not realize desirable returns on those investments.

RMR and our hotel managers rely on information technology and systems in providing services to us, and any material failure, inadequacy, interruption or security breach of that technology or those systems could materially harm us.

RMR and our hotel managers rely on information technology and systems, including the Internet and cloud-based infrastructures and services, commercially available software and their respective internally developed applications, to process, transmit, store and safeguard information and to manage or support a variety of their business processes (including managing our building systems), including financial transactions and maintenance of records, which may include personal identifying information of employees, guests, tenants and guarantors and lease data. If we or our third party vendors experience material security or other failures, inadequacies or interruptions in our or their information technology systems, we could incur material costs and losses and our operations could be disrupted. RMR and our hotel managers take various actions, and incur significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. However, these measures may not prevent the systems' improper functioning or a compromise in security such as in the event of a cyberattack or the improper disclosure of personally identifiable information.

Security breaches, computer viruses, attacks by hackers, online fraud schemes and similar breaches have created and can create significant system disruptions, shutdowns, fraudulent transfer of assets or unauthorized disclosure of confidential information. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the intensity and sophistication of attempted attacks and intrusions from around the world have increased. The cybersecurity risks to us or our third party vendors are heightened by, among other things, the evolving nature of the threats faced, advances in computer capabilities, new discoveries in the field of cryptography and new and increasingly sophisticated methods used to perpetrate illegal or fraudulent activities, including cyberattacks, email or wire fraud and other attacks exploiting security vulnerabilities in RMR's, our hotel managers' or other third parties' information technology networks and systems or operations. Although much of RMR's and Sonesta's staff returned to their respective offices during the pandemic, flexible working arrangements have resulted in a higher extent of remote working than they experienced prior to the pandemic. This and other possible changing work practices have adversely impacted, and may in the future adversely impact, RMR's, our hotel managers' or other third parties' abilities to maintain the security, proper function and availability of their respective information technology and systems since remote working by their employees could strain their respective technology resources and introduce operational risk, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that have sought, and may seek, to exploit remote working environments. In addition, RMR's, our hotel managers' or other third parties' data security, data privacy, investor reporting and business continuity processes could be impacted by a third party's inability to perform in a remote work environment or by the failure of, or attack on, their information systems and technology. Any failure by RMR, our hotel managers or other third party vendors to maintain the security, proper function and availability of their respective information technology and systems could result in financial losses, interrupt our operations, damage our reputation, cause us to be in default of material contracts and subject us to liability claims or regulatory penalties, any of which could materially and adversely affect our business and the value of our securities.

Sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks.

There continues to be increased focus from regulators, investors, tenants and other stakeholders concerning corporate sustainability. The SEC is considering climate change related regulations and certain states have enacted climate focused disclosure laws and we may incur significant costs in compliance with such rules. Some investors may use ESG factors to guide their investment strategies and, in some cases, may choose not to invest in us, or otherwise do business with us, if they believe our or RMR's policies relating to corporate sustainability are inadequate. Third party providers of corporate sustainability ratings and reports on companies have increased in number, resulting in varied and, in some cases, inconsistent standards. In addition, the criteria by which companies' corporate sustainability practices are assessed are evolving, which could result in greater expectations of us and RMR and cause us and RMR to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or RMR elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third party provider, some investors may conclude that our or RMR's policies with respect to corporate sustainability are inadequate. Pursuant to RMR's zero emissions goal, RMR has pledged to reduce its Scope 1 and 2 emissions to net zero by 2050 with a 50% reduction commitment by 2030 from a 2019 baseline. We and RMR may face reputational damage in the event that our or their corporate sustainability procedures or standards do not meet the goals that we or RMR have set or the standards set by various constituencies. If we and RMR fail to comply with ESG related regulations and to satisfy the expectations of investors and our tenants and other stakeholders or our or RMR's announced goals and other initiatives are not executed as planned, our and RMR's reputation could be adversely affected, and our revenues, results of operations and ability to grow our business may be negatively impacted. In addition, we may incur significant costs in attempting to comply with regulatory requirements, ESG policies or third party expectations or demands.

Market and government actions in response to concerns about global climate change and supply chain challenges may negatively impact our business.

Market and government actions in response to global climate change may result in a reduction in transient travel and demand for fossil fuels and may result in increased costs in response to market demands and government regulation. For instance, in response to concerns about burning fossil fuels, air and on road vehicle travel may decline, which may result in less demand for stays at our hotels and fuel at our travel centers. Further, if in response to global supply chain challenges, there is a movement to increase onshore manufacturing and production of goods, truck transportation in the United States may decline, which may reduce the demand for products and services at our travel center properties.

Risks Related to Our Relationships with RMR and Sonesta

We are dependent upon RMR to manage our business and implement our growth strategy.

We have no employees. Personnel and services that we require are provided to us by RMR pursuant to our management agreements with RMR. Our ability to achieve our business objectives depends on RMR and its ability to effectively manage our properties, to appropriately identify and complete our acquisitions and dispositions and to execute our growth strategy. Accordingly, our business is dependent upon RMR's business contacts, its ability to successfully hire, train, supervise and manage its personnel and its ability to maintain its operating systems. If we lose the services provided by RMR or its key personnel, our business and growth prospects may decline. We may be unable to duplicate the quality and depth of management available to us by becoming internally managed or by hiring another manager. In the event RMR is unwilling or unable to continue to provide management services to us, our cost of obtaining substitute services may be greater than the fees we pay RMR under our management agreements, and as a result our expenses may increase.

RMR has broad discretion in operating our day to day business.

Our manager, RMR, is authorized to follow broad operating and investment guidelines and, therefore, has discretion in identifying the properties that will be appropriate investments for us, as well as our individual operating and investment decisions. Our Board of Trustees periodically reviews our operating and investment guidelines and our operating activities and investments but it does not review or approve each decision made by RMR on our behalf. In addition, in conducting periodic reviews, our Board of Trustees relies primarily on information provided to it by RMR. RMR may exercise its discretion in a manner that results in investment returns that are substantially below expectations or that results in losses.

Our management structure and agreements and relationships with RMR and RMR's and its controlling shareholder's relationships with others may create conflicts of interest, or the perception of such conflicts, and may restrict our investment activities.

RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. RMR or its subsidiaries also act as the manager to certain other Nasdaq listed companies and private companies, and Mr. Portnoy serves as a managing trustee, director or trustee, as applicable, of those companies, and as chair of the board of trustees of those Nasdaq listed companies.

John Murray, our other Managing Trustee, Todd Hargreaves, our President and Chief Investment Officer, and Brian Donley, our Chief Financial Officer and Treasurer, are also officers and employees of RMR. Mr. Murray is also a director and the president and chief executive officer of Sonesta, and Mr. Donley is also the chief financial officer and treasurer of Office Properties Income Trust, or OPI, another REIT managed by RMR. Messrs. Portnoy, Murray, Hargreaves and Donley have duties to RMR, Mr. Murray has duties to Sonesta and Mr. Donley has duties to OPI, as well as to us, and we do not have their undivided attention. They and other RMR personnel may have conflicts in allocating their time and resources between us and RMR and other companies to which RMR or its subsidiaries provide services. Some of our Independent Trustees also serve as independent trustees of other public companies to which RMR or its subsidiaries provide management services.

In addition, we may in the future enter into additional transactions with RMR, its affiliates or entities managed by it or its subsidiaries. In addition to his investments in RMR Inc. and RMR, Mr. Portnoy holds equity investments in other companies to which RMR or its subsidiaries provide management services and some of these companies have significant cross ownership interests, including, for example: as of December 31, 2023, Mr. Portnoy beneficially owned, in aggregate, 1.1% of our outstanding common shares and Mr. Portnoy is the controlling shareholder of Sonesta, and we own 34% of Sonesta's outstanding common stock. Our executive officers also own equity investments in other companies to which RMR or its subsidiaries provide management services. These multiple responsibilities, relationships and cross ownerships may give rise to conflicts of interest or the perception of such conflicts of interest with respect to matters involving us, RMR Inc., RMR, our Managing Trustees, the other companies to which RMR or its subsidiaries provide management services and their related parties. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

In our management agreements with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to our policies and objectives and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR. Accordingly, we may lose investment opportunities to, and may compete for tenants with, other businesses managed by RMR or its subsidiaries. We cannot be sure that our Code of Conduct or our governance guidelines, or other procedural protections we adopt will be sufficient to enable us to identify, adequately address or mitigate actual or alleged conflicts of interest or ensure that our transactions with related persons are made on terms that are at least as favorable to us as those that would have been obtained with an unrelated person.

Our management agreements with RMR were not negotiated on an arm's length basis and their fee and expense structure may not create proper incentives for RMR, which may increase the risk of an investment in our common shares.

As a result of our relationships with RMR and its current and former controlling shareholder(s), our management agreements with RMR were not negotiated on an arm's length basis between unrelated parties, and therefore, while such agreements were negotiated with the use of a special committee and disinterested Trustees, the terms, including the fees payable to RMR, may be different from those negotiated on an arm's length basis between unrelated parties. Our property management fees are calculated based on rents we receive and we also pay RMR construction supervision fees for construction at our properties overseen and managed by RMR, and our base business management fee is calculated based upon the lower of the historical costs of our real estate investments and our market capitalization. We pay RMR substantial base management fees regardless of our financial results. These fee arrangements could incentivize RMR to pursue acquisitions, capital transactions, tenancies and construction projects or to avoid disposing of our assets in order to increase or maintain its management fees and might reduce RMR's incentive to devote its time and effort to seeking investments that provide attractive returns for us. If we do not effectively manage our investment, disposition and capital transactions and leasing, construction and other property management activities, we may pay increased management fees without proportional benefits to us. In addition, we are obligated under our management agreements to reimburse RMR for employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function and as otherwise agreed. We are also required to pay for third party costs incurred with respect to us. Our obligation to reimburse RMR for certain of its costs and to pay third party costs may reduce RMR's incentive to efficiently manage those costs, which may increase our costs.

The termination of our management agreements with RMR may require us to pay a substantial termination fee, including in the case of a termination for unsatisfactory performance, which may limit our ability to end our relationship with RMR.

The terms of our management agreements with RMR automatically extend on December 31 of each year so that such terms thereafter end on the 20th anniversary of the date of the extension. We have the right to terminate these agreements: (1) at any time on 60 days' written notice for convenience, (2) immediately upon written notice for cause, as defined in the agreements, (3) on written notice given within 60 days after the end of any applicable calendar year for a performance reason, as defined in the agreements, and (4) by written notice during the 12 months following a manager change of control, as defined in the agreements. However, if we terminate a management agreement for convenience, or if RMR terminates a management agreement with us for good reason, as defined in such agreement, we are obligated to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined in the applicable agreement, payable to RMR for the term that was remaining before such termination, which, depending on the time of termination, would be between 19 and 20 years. Additionally, if we terminate a management agreement for a performance reason, as defined in the agreement, we are obligated to pay RMR the termination fee calculated as described above, but assuming a remaining term of 10 years. These provisions substantially increase the cost to us of terminating the management agreements without cause, which may limit our ability to end our relationship with RMR as our manager. The payment of the termination fee could have a material adverse effect on our financial condition, including our ability to pay distributions to our shareholders.

Our management arrangements with RMR may discourage a change of control of us.

Our management agreements with RMR have continuing 20 year terms that renew annually. As noted in the preceding risk factor, if we terminate either of these management agreements other than for cause or upon a change of control of our manager, we are obligated to pay RMR a substantial termination fee. For these reasons, our management agreements with RMR may discourage a change of control of us, including a change of control which might result in payment of a premium for our common shares.

Our business dealings with Sonesta comprise a significant part of our lodging portfolio and they may create conflicts of interest or the perception of such conflicts of interest.

Sonesta managed 195 of our hotels as of December 31, 2023. Sonesta is controlled by Adam Portnoy. Mr. Portnoy, Mr. Murray and Jennifer Clark, our Secretary, are directors of Sonesta, and Mr. Murray is also Sonesta's president and chief executive officer. Other officers and employees of Sonesta are former employees of RMR. We own 34% of Sonesta's outstanding common stock.

The historical and continuing relationships which we, RMR and Mr. Portnoy have with Sonesta could create, or appear to create, conflicts of interest with respect to matters involving us, the other companies to which RMR or its subsidiaries provide management services and their related parties. As a result of these relationships, our agreements with Sonesta were not negotiated on an arm's length basis between unrelated parties, and therefore, while such agreements were negotiated with the use of a special committee and disinterested Trustees, their terms may be different from those negotiated on an arm's length basis between unrelated parties. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

We may not realize the benefits we expect from our investment in Sonesta.

We own 34% of Sonesta's outstanding common stock. Risks that we have identified elsewhere in this Risk Factors section, particularly those relating to the hotel industry, are applicable to our ownership of Sonesta common stock. In addition, Sonesta is a private company that is controlled by Adam Portnoy, one of our Managing Trustees. We have a minority ownership interest in Sonesta, and are therefore limited in our ability to direct or influence Sonesta's corporate level decisions or to affect changes in Sonesta's business, strategies, operations and management. In addition, Sonesta's common stock is not publicly traded and our ability to sell our Sonesta shares is limited. Further, any attempt we may make to sell our Sonesta common stock may be unsuccessful and any price that we may be able to realize for our Sonesta common stock may be at a discount due to the minority ownership interest the stock represents and the absence of a trading market for Sonesta's common stock. As a result of the foregoing, and for other possible reasons, we may not realize any of the benefits we currently expect from our ownership of Sonesta common stock, we may be prevented from selling our Sonesta common stock and we could incur losses from our ownership of Sonesta common stock, including our proportion of any operating or other losses that Sonesta may incur.

We are party to transactions with related parties that may increase the risk of allegations of conflicts of interest.

We are party to transactions with related parties, including with entities controlled by Adam Portnoy or to which RMR or its subsidiaries provide management services. Our agreements with related parties or in respect of transactions among related parties may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties. Our shareholders or the shareholders of RMR Inc. or other related parties may challenge any such related party transactions. If any challenges to related party transactions were to be successful, we might not realize the benefits expected from the transactions being challenged. Moreover, any such challenge could result in substantial costs and a diversion of our management's attention, could have a material adverse effect on our reputation, business and growth and could adversely affect our ability to realize the benefits expected from the transactions, whether or not the allegations have merit or are substantiated.

We may be at an increased risk for dissident shareholder activities due to perceived conflicts of interest arising from our management structure and relationships.

Companies with business dealings with related persons and entities may more often be the target of dissident shareholder trustee nominations, dissident shareholder proposals and shareholder litigation alleging conflicts of interest in their business dealings. The various relationships noted above may precipitate such activities. Certain proxy advisory firms which have significant influence over the voting by shareholders of public companies have, in the past, recommended, and in the future may recommend, that shareholders vote against the election of our incumbent Trustees, vote against our say on pay vote or other management proposals or vote for shareholder proposals that we oppose. These recommendations by proxy advisory firms have affected the outcomes of past Board of Trustees elections and votes on our say on pay and other shareholder votes, and similar recommendations in the future would likely affect the outcome of future Board of Trustees elections and other shareholder votes, which may increase shareholder activism and litigation. These activities, if instituted against us, could result in substantial costs and diversion of our management's attention and could have a material adverse impact on our reputation and business.

Risks Related to Our Organization and Structure

We may change our operational, financing and investment policies without shareholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our Board of Trustees determines our operational, financing and investment policies and may amend or revise our policies, including our policies with respect to our intention to remain qualified for taxation as a REIT, acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our shareholders. Policy changes could adversely affect the market price of our common shares and our ability to pay distributions to our shareholders. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur; however, provisions in our debt agreements may limit us from incurring additional debt. Our Board of Trustees may alter or eliminate our current policy on borrowing at any time without shareholder approval. If this policy changes, we could become more highly leveraged, which could result in an increase in our debt service costs or a downgrade in our credit ratings. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk.

Ownership limitations and certain provisions in our declaration of trust, bylaws and agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals.

Our declaration of trust and bylaws prohibit any shareholder, other than RMR and its affiliates (as defined under Maryland law) and certain persons who have been exempted by our Board of Trustees, from owning, directly and by attribution, more than 9.8% of the number or value of shares (whichever is more restrictive) of any class or series of our outstanding shares of beneficial interest, including our common shares. These provisions of our declaration of trust and bylaws are intended to, among other purposes, assist with our REIT compliance under the IRC and otherwise promote our orderly governance. However, these provisions may also inhibit acquisitions of a significant stake in us and may deter, delay or prevent a change in control of us or unsolicited acquisition proposals that a shareholder may consider favorable. Additionally, provisions contained in our declaration of trust and bylaws or under Maryland law may have a similar impact, including, for example, provisions relating to:

- limitations on shareholder voting rights with respect to certain actions that are not approved by our Board of Trustees;

- the authority of our Board of Trustees, and not our shareholders, to adopt, amend or repeal our bylaws and to fill vacancies on our Board of Trustees;

- shareholder voting standards which require a supermajority of shares for approval of certain actions;

- the fact that only our Board of Trustees, or, if there are no Trustees, our officers, may call shareholder meetings and that shareholders are not entitled to act without a meeting;

- required qualifications for an individual to serve as a Trustee and a requirement that certain of our Trustees be "Managing Trustees" and other Trustees be "Independent Trustees," as defined in our governing documents;

- limitations on the ability of our shareholders to propose nominees for election as Trustees and propose other business to be considered at a meeting of our shareholders;

- limitations on the ability of our shareholders to remove our Trustees;

- requirements that shareholders comply with regulatory requirements (including Nevada and Louisiana gaming) affecting us which could effectively limit share ownership of us, including, in some cases, to 5% of our outstanding shares;

- the authority of our Board of Trustees to create and issue new classes or series of shares (including shares with voting rights and other rights and privileges that may deter a change in control) and issue additional common shares;

- restrictions on business combinations between us and an interested shareholder that have not first been approved by our Board of Trustees (including a majority of Trustees not related to the interested shareholder); and

- the authority of our Board of Trustees, without shareholder approval, to implement certain takeover defenses.

As changes occur in the marketplace for corporate governance policies, the above provisions may change, be removed, or new ones may be added.

Certain aspects of our business may prevent shareholders from accumulating a large stake in us, from nominating or serving as our Trustees, or from taking actions to otherwise control our business.

Certain of our properties include gambling operations. Applicable state laws require that any shareholder who owns or controls 5% or more of our securities or anyone who wishes to serve as one of our Trustees must be licensed or approved by the state regulators responsible for gambling operations. These approval procedures may discourage or prevent investors from purchasing our securities, from nominating persons to serve as our Trustees or from taking other actions.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Our declaration of trust limits the liability of our Trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our Trustees and officers will not have any liability to us and our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the Trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust and indemnification agreements require us to indemnify, to the maximum extent permitted by Maryland law, any present or former Trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in these and certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former Trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result of these limitations on liability and indemnification obligations, we and our shareholders may have more limited rights against our present and former Trustees and officers than might exist with other companies, which could limit shareholder recourse in the event of actions which some shareholders may believe are not in our best interest.

Shareholder litigation against us or our Trustees, officers, managers or other agents may be referred to mandatory arbitration proceedings, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

Our shareholders agree, by virtue of becoming shareholders, that they are bound by our governing documents, including the arbitration provisions of our bylaws, as they may be amended from time to time. Our bylaws provide that certain actions by one or more of our shareholders against us or any of our Trustees, officers, managers or other agents, other than disputes, or any portion thereof, regarding the meaning, interpretation or validity of any provision of our declaration of trust or bylaws, will be referred to mandatory, binding and final arbitration proceedings if we, or any other party to such dispute, including any of our Trustees, officers, managers or other agents, unilaterally so demands. As a result, we and our shareholders would not be able to pursue litigation in state or federal court against us or our Trustees, officers, managers or other agents, including, for example, claims alleging violations of federal securities laws or breach of fiduciary duties or similar director or officer duties under Maryland law, if we or any of our Trustees, officers, managers or other agents against whom the claim is made unilaterally demands the matter be resolved by arbitration. Instead, our shareholders would be required to pursue such claims through binding and final arbitration.

Our bylaws provide that such arbitration proceedings would be conducted in accordance with the procedures of the Commercial Arbitration Rules of the American Arbitration Association, as modified in our bylaws. These procedures may provide materially more limited rights to our shareholders than litigation in a federal or state court. For example, arbitration in accordance with these procedures does not include the opportunity for a jury trial, document discovery is limited, arbitration hearings generally are not open to the public, there are no witness depositions in advance of arbitration hearings and arbitrators may have different qualifications or experiences than judges. In addition, although our bylaws' arbitration provisions contemplate that arbitration may be brought in a representative capacity or on behalf of a class of our shareholders, the rules governing such representation or class arbitration may be different from, and less favorable to shareholders than, the rules governing representative or class action litigation in courts. Our bylaws also generally provide that each party to such an arbitration is required to bear its own costs in the arbitration, including attorneys' fees, and that the arbitrators may not render an award that includes shifting of such costs or, in a derivative or class proceeding, award any portion of our award to any shareholder or such shareholder's attorneys. The arbitration provisions of our bylaws may discourage our shareholders from bringing, and attorneys from agreeing to represent our shareholders wishing to bring, litigation against us or our Trustees, officers, managers or other agents. Our leases with TA and our agreements with RMR and Sonesta have similar arbitration provisions to those in our bylaws.

We believe that the arbitration provisions in our bylaws are enforceable under both state and federal law, including with respect to federal securities laws claims. We are a Maryland real estate investment trust and Maryland courts have upheld the enforceability of arbitration bylaws. In addition, the U.S. Supreme Court has repeatedly upheld agreements to arbitrate other federal statutory claims, including those that implicate important federal policies. However, some academics, legal practitioners and others are of the view that charter or bylaw provisions mandating arbitration are not enforceable with respect to federal securities laws claims. It is possible that the arbitration provisions of our bylaws may ultimately be determined to be unenforceable.

By agreeing to the arbitration provisions of our bylaws, shareholders will not be deemed to have waived compliance by us with federal securities laws and the rules and regulations thereunder.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our Trustees, officers, managers or other agents.

Our bylaws currently provide that, unless the dispute has been referred to binding arbitration, the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim for breach of a fiduciary duty owed by any of our Trustees, officers, managers or other agents to us or our shareholders; (3) any action asserting a claim against us or any of our Trustees, officers, managers or other agents arising pursuant to Maryland law, our declaration of trust or bylaws brought by or on behalf of a shareholder, either on such shareholder's own behalf, on our behalf or on behalf of any series or class of shares of beneficial interest of ours or by our shareholders against us or any of our Trustees, officers, managers or other agents, including any disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of our declaration of trust or bylaws; or (4) any action asserting a claim against us or any of our Trustees, officers, managers or other agents that is governed by the internal affairs doctrine of the State of Maryland. Our bylaws currently also provide that the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for any dispute, or portion thereof, regarding the meaning, interpretation or validity of any provision of our declaration of trust or bylaws. The exclusive forum provision of our bylaws does not apply to any action for which the Circuit Court for Baltimore City, Maryland does not have jurisdiction or to a dispute that has been referred to binding arbitration in accordance with our bylaws. The exclusive forum provision of our bylaws does not establish exclusive jurisdiction in the Circuit Court for Baltimore City, Maryland for claims that arise under the Securities Act, the Exchange Act or other federal securities laws if there is exclusive or concurrent jurisdiction in the federal courts. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares of beneficial interest shall be deemed to have notice of and to have consented to these provisions of our bylaws, as they may be amended from time to time. The arbitration and exclusive forum provisions of our bylaws may limit a shareholder's ability to bring a claim in a judicial forum that the shareholder believes is favorable for disputes with us or our Trustees, officers, managers or other agents, which may discourage lawsuits against us and our Trustees, officers, managers or other agents.

Disputes with RMR may be referred to mandatory arbitration proceedings, which follow different procedures than in-court litigation and may be more restrictive to those asserting claims than in-court litigation.

Our agreements with RMR provide that any dispute arising thereunder will be referred to mandatory, binding and final arbitration proceedings if we, or any other party to such dispute, unilaterally so demands. As a result, we and our shareholders would not be able to pursue litigation in state or federal court against RMR if we or any other parties against whom the claim is made unilaterally demands the matter be resolved by arbitration. In addition, the ability to collect attorneys' fees or other damages may be limited in the arbitration proceedings, which may discourage attorneys from agreeing to represent parties wishing to bring such litigation.

Risks Related to Our Taxation

Our failure to remain qualified for taxation as a REIT under the IRC or the loss of our other special tax statuses could have significant adverse consequences.

As a REIT, we generally do not pay federal or most state income taxes as long as we distribute all of our REIT taxable income and meet other qualifications set forth in the IRC. However, actual qualification for taxation as a REIT under the IRC depends on our satisfying complex statutory requirements, for which there are only limited judicial and administrative interpretations. We believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed as a REIT under the IRC. However, we cannot be sure that the IRS, upon review or audit, will agree with this conclusion. Furthermore, we cannot be sure that the federal government, or any state or other taxation authority, will continue to afford favorable income tax treatment to REITs and their shareholders.

Similarly, under existing law and through available tax concessions, we have minimized the Canadian and Puerto Rican income taxes that we must pay. We believe that we have operated, and are operating, in compliance with the requirements of these laws and tax concessions. However, we cannot be sure that, upon review or audit, the local tax authority will agree. If the existing laws or concessions are unavailable to us in the future, then we may be subject to material amounts of income taxes and the market price of our common shares could decline.

Maintaining our qualification for taxation as a REIT under the IRC will require us to continue to satisfy tests concerning, among other things, the nature of our assets, the sources of our income and the amounts we distribute to our shareholders. In order to meet these requirements, it may be necessary for us to sell or forgo attractive investments.

If we cease to qualify for taxation as a REIT under the IRC, then our ability to raise capital might be adversely affected, we will be in breach under our credit agreement, we may be subject to material amounts of federal and state income taxes, our cash available for distribution to our shareholders could be reduced, and the market price of our common shares could decline. In addition, if we lose or revoke our qualification for taxation as a REIT under the IRC for a taxable year, we will generally be prevented from requalifying for taxation as a REIT for the next four taxable years.

Distributions to shareholders generally will not qualify for reduced tax rates applicable to "qualified dividends."

Dividends payable by U.S. corporations to noncorporate shareholders, such as individuals, trusts and estates, are generally eligible for reduced federal income tax rates applicable to "qualified dividends." Distributions paid by REITs generally are not treated as "qualified dividends" under the IRC and the reduced rates applicable to such dividends do not generally apply. However, for tax years beginning before 2026, REIT dividends paid to noncorporate shareholders are generally taxed at an effective tax rate lower than applicable ordinary income tax rates due to the availability of a deduction under the IRC for specified forms of income from passthrough entities. More favorable rates will nevertheless continue to apply to regular corporate "qualified" dividends, which may cause some investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of our common shares.

REIT distribution requirements could adversely affect us and our shareholders.

We generally must distribute annually at least 90% of our REIT taxable income, subject to specified adjustments and excluding any net capital gain, in order to maintain our qualification for taxation as a REIT under the IRC. To the extent that we satisfy this distribution requirement, federal corporate income tax will not apply to the earnings that we distribute, but if we distribute less than 100% of our REIT taxable income, then we will be subject to federal corporate income tax on our undistributed taxable income. We intend to pay distributions to our shareholders to comply with the REIT requirements of the IRC. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with U.S. generally accepted accounting principles, or GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, among other things, we may borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to pay distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could cause the market price of our common shares to decline.

Even if we remain qualified for taxation as a REIT under the IRC, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT under the IRC, we may be subject to federal, state and local taxes on our income and assets, including taxes on any undistributed income, excise taxes, state or local income, property and transfer taxes and other taxes. Also, some jurisdictions may in the future limit or eliminate favorable income tax deductions, including the dividends paid deduction, which could increase our income tax expense. In addition, in order to meet the requirements for qualification and taxation as a REIT under the IRC, prevent the recognition of particular types of non-cash income, or avert the imposition of a 100% tax that applies to specified gains derived by a REIT from dealer property or inventory, we may hold or dispose of some of our assets and conduct some of our operations through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, while we intend that our transactions with our TRSs will be conducted on arm's length bases, we may be subject to a 100% excise tax on a transaction that the IRS or a court determines was not conducted at arm's length. Any of these taxes would decrease cash available for distribution to our shareholders.

If arrangements involving our TRSs fail to comply as intended with the REIT qualification and taxation rules, we may fail to qualify for taxation as a REIT under the IRC or be subject to significant penalty taxes.

We lease all of our hotel properties to our TRSs pursuant to arrangements that, under the IRC, are intended to qualify the rents we receive from our TRSs as income that satisfies the REIT gross income tests. We also intend that our transactions with our TRSs be conducted on arm's length bases so that we and our TRSs will not be subject to penalty taxes under the IRC applicable to mispriced transactions. While relief provisions can sometimes excuse REIT gross income test failures, significant penalty taxes may still be imposed.

For our TRS arrangements to comply as intended with the REIT qualification and taxation rules under the IRC, a number of requirements must be satisfied, including:

- our TRSs may not directly or indirectly operate or manage a lodging facility, as defined by the IRC;

- the leases to our TRSs must be respected as true leases for federal income tax purposes and not as service contracts, partnerships, joint ventures, financings or other types of arrangements;

- the leased properties must constitute qualified lodging facilities (including customary amenities and facilities) under the IRC;

- our leased properties must be managed and operated on behalf of the TRSs by independent contractors who are less than 35% affiliated with us and who are actively engaged (or have affiliates so engaged) in the trade or business of managing and operating qualified lodging facilities for any person unrelated to us; and

- the rental and other terms of the leases must be arm's length.

We cannot be sure that the IRS or a court will agree with our assessment that our TRS arrangements comply as intended with REIT qualification and taxation rules. If arrangements involving our TRSs fail to comply as we intended, we may fail to qualify for taxation as a REIT under the IRC or be subject to significant penalty taxes.

Legislative or other actions affecting REITs could materially and adversely affect us and our shareholders.

The rules dealing with U.S. federal, state, local and foreign taxation are constantly under review by persons involved in the legislative process and by the IRS, the U.S. Department of the Treasury and other taxation authorities. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our shareholders. We cannot predict how changes in the tax laws might affect us or our shareholders. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to remain qualified for taxation as a REIT or the tax consequences of such qualification to us and our shareholders.

Risks Related to Our Securities

Our distributions to our shareholders may be reduced or eliminated and the form of payment could change.

We intend to continue to pay regular quarterly distributions to our shareholders; however:

- our ability to pay distributions to our shareholders or sustain the rate of distributions may continue to be adversely affected if any of the risks described in this Annual Report on Form 10-K occur, including any negative impact caused by current market and economic conditions, such as high interest rates, prolonged high inflation and economic downturns or a possible recession, on our business, results of operations and liquidity;

- our payment of distributions is subject to restrictions contained in our debt agreements and may be subject to restrictions in future debt obligations we may incur; during the continuance of any event of default under our debt agreements, we may be limited or, in some cases, prohibited from paying distributions to our shareholders; and

- the timing and amount of any distributions will be determined at the discretion of our Board of Trustees and will depend on various factors that our Board of Trustees deems relevant, including, but not limited to, our funds from operations, or FFO, and our normalized funds from operations, or Normalized FFO, requirements to maintain our qualification for taxation as a REIT, limitations in our debt agreements, the availability to us of debt and equity capital, our distribution rate as a percentage of the trading price of our common shares, or dividend yield, and our dividend yield compared to the dividend yields of other REITs, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations.

For these reasons, among others, our distribution rate may decline or we may cease paying distributions to our shareholders.

Further, in order to preserve liquidity, we may elect to, in part, pay distributions to our shareholders in a form other than cash, such as issuing additional common shares to our shareholders, as permitted by the applicable tax rules.

The Notes and the Guarantees are structurally subordinated to the payment of all indebtedness and other liabilities of our subsidiaries that do not guarantee the 2025 Notes, the 2027 Notes and the 2031 Notes.

We are the sole obligor on our 8.625% senior secured notes due 2031, or the 2031 Notes, our outstanding senior unsecured notes, including our 7.50% senior notes due 2025, or the 2025 Notes, and our 5.50% senior notes due 2027, or the 2027 Notes, and any notes or other debt securities we may issue in the future, or, together with the 2031 Notes and our outstanding senior unsecured notes, the Notes. Our subsidiaries that guarantee the Notes are the sole obligor on the guarantees of such notes, or the Guarantees. The subsidiaries that guarantee the 2025 Notes, the 2027 Notes and the 2031 Notes do not currently guarantee any of our other Notes. Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Notes or the Guarantees, or to make any funds available therefor, whether by dividend, distribution, loan or other payments. The rights of holders of the Notes to benefit from any of the assets of our non-guarantor subsidiaries are subject to the prior satisfaction of claims of those subsidiaries' creditors. As a result, the Notes and the Guarantees are, and, except to the extent that future Notes are guaranteed by our non-guarantor subsidiaries, will be, structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the 2025 Notes, the 2027 Notes and the 2031 Notes, including guarantees of or pledges under other indebtedness of ours, payment obligations under lease agreements, trade payables and preferred equity. As of December 31, 2023, our non-guarantor subsidiaries had total indebtedness and other liabilities of approximately $750.4 million (including guarantees of other indebtedness and trade payables, but excluding liabilities to us or a subsidiary guarantor), which are structurally senior to the 2025 Notes, the 2027 Notes and the 2031 Notes.

The Notes and the Guarantees, other than the 2031 Notes and the Guarantee by the Pledgor (as defined below), are unsecured and effectively subordinated to all of our and the subsidiary guarantors' existing and future secured debt to the extent of the value of the assets securing such indebtedness.

The outstanding Notes and Guarantees, other than the 2031 Notes and the Guarantee by the Pledgor, or the Unsecured Notes and Guarantees, are not secured and any Notes we may issue in the future may not be secured. Upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our secured debt, including debt under our credit agreement, the 2031 Notes and our $610.2 million in aggregate principal amount of net lease mortgage notes (to the extent such debt remains outstanding and is still then secured), will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full, from the assets securing that secured debt before any payment may be made with respect to the Notes that are not secured by those assets. In that event, because the Unsecured Notes and Guarantees will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of such unsecured Notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full. If the value of such remaining assets is less than the aggregate outstanding principal amount of such unsecured Notes and accrued interest and all future debt ranking equally with such Unsecured Notes and Guarantees, we will be unable to fully satisfy our obligations under such unsecured Notes. In addition, if we fail to meet our payment or other obligations under our secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on such unsecured Notes. As a result, note holders may lose a portion or the entire value of their investment in such unsecured Notes. Further, the terms of the outstanding Unsecured Notes and Guarantees permit, and the terms of any Notes we may issue in the future may permit, us to incur additional secured debt subject to compliance with certain debt ratios. The Unsecured Notes and Guarantees will be effectively subordinated to any such additional secured debt. As of February 22, 2024, our secured debt included our $608.2 million in aggregate principal amount of net lease mortgage notes and $1.0 billion in principal amount of senior secured notes. In addition, although we had no outstanding borrowings under our revolving credit facility, we have provided certain properties and equity pledges as collateral to secure the facility.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of notes to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the Guarantees and the related liens, if applicable (or any future Notes that are guaranteed by our subsidiaries), could be voided, or claims in respect of a guarantee and the related lien, if applicable, could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee and related lien, if applicable:

- received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee or granting of such lien, if applicable;

- was insolvent or rendered insolvent by reason of such incurrence;

- was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

- intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of our creditors or the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

- the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

- it could not pay its debts as they become due.

We cannot be sure as to what standard a court would apply in making these determinations. In addition, each Guarantee contains, and any future guarantees may contain, a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the Guarantees or any future guarantees from being voided under fraudulent transfer laws, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless.

There is no public market for the Notes, and one may not develop, be maintained or be liquid.

We have not applied for listing of the Notes on any securities exchange or for quotation on any automatic dealer quotation system, and we may not do so for Notes issued in the future. We cannot be sure of the liquidity of any market that may develop for such Notes, the ability of any holder to sell such Notes or the price at which holders would be able to sell such Notes. If a market for such Notes does not develop, holders may be unable to resell such Notes for an extended period of time, if at all. If a market for such Notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell such Notes. Consequently, holders of the Notes may not be able to liquidate their investment readily, and lenders may not readily accept such Notes as collateral for loans.

The Notes may trade at a discount from their initial issue price or principal amount, depending upon many factors, including prevailing interest rates, the ratings assigned by rating agencies, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Any decline in market prices, regardless of cause, may adversely affect the liquidity and trading markets for the Notes.

A downgrade in our credit ratings could materially adversely affect the market price of the Notes and may increase our cost of capital.

The outstanding Notes are rated by two rating agencies and any Notes we may issue in the future may be rated by one or more rating agencies. These credit ratings are continually reviewed by rating agencies and may change at any time based upon, among other things, our results of operations and financial condition. Negative changes in the ratings assigned to our debt securities could have an adverse effect on the market price of the Notes and our cost and availability of capital, which could in turn have a material adverse effect on our results of operations and our ability to satisfy our debt service obligations.

Some or all of the Guarantees may be released automatically.

A subsidiary guarantor may be released from its Guarantee under certain circumstances. Such release may occur at any time upon a sale, disposition or transfer, in compliance with the provisions of the indentures and related supplements governing the 2025 Notes, the 2027 Notes and the 2031 Notes, of the capital stock of such subsidiary guarantor or of substantially all of the assets of such subsidiary guarantor, or if such subsidiary guarantor becomes an Excluded Subsidiary or a Foreign Subsidiary, as such terms are defined in the applicable indenture or supplemental indenture. In addition, if the 2025 Notes, the 2027 Notes and the 2031 Notes have a rating equal to or higher than Baa2 (or the equivalent) by Moody's Investor Services, or Moody's, and BBB (or the equivalent) by Standard & Poor's Ratings Services, or S&P, and at such time no default or event of default under the indenture and related supplements governing the 2025 Notes, the 2027 Notes and the 2031 Notes has occurred and is continuing, the Guarantees and all other obligations of the subsidiary guarantors under the indenture will automatically terminate and be released. Accordingly, the 2025 Notes, the 2027 Notes and the 2031 Notes may not at all times be guaranteed by some or all of the subsidiaries which guaranteed the 2025 Notes, the 2027 Notes and the 2031 Notes on the date they were initially issued.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We rely on the information technology and systems maintained by our managers, including RMR, and rely on our managers to identify and manage material risks from cybersecurity threats. RMR and our hotel managers take various actions and incur significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. Our Audit Committee oversees cybersecurity matters, including the material risks related thereto, and regularly receives updates from RMR's chief information officer regarding the development and advancement of its cybersecurity strategy, as well as the related risks. In the event of a cybersecurity incident, RMR has a detailed incident response plan in place for contacting authorities and informing key stakeholders, including our management. We have not been materially affected and do not believe we are reasonably likely to be materially affected by any risks from cybersecurity threats, including as a result of previous incidents.

Item 2. Properties

At December 31, 2023, we owned 221 hotels and 752 service-focused retail net lease properties. The following tables summarize certain information about our properties as of December 31, 2023 (dollars in thousands):

Location of Properties	Hotels Number of Properties	Hotels Undepreciated Carrying Value	Hotels Depreciated Carrying Value	Net Lease Number of Properties	Net Lease Undepreciated Carrying Value	Net Lease Depreciated Carrying Value	All Properties Total Number of Properties	All Properties Total Undepreciated Carrying Value	All Properties Total Depreciated Carrying Value
Held and Used:									
United States:									
Alabama	3	$ 30,634	$ 18,396	32	$ 108,369	$ 79,837	35	$ 139,003	$ 98,233
Alaska	—	—	—	1	3,716	2,347	1	3,716	2,347
Arizona	14	209,503	117,328	25	182,689	135,687	39	392,192	253,015
Arkansas	—	—	—	16	85,917	53,711	16	85,917	53,711
California	36	1,047,343	660,117	22	217,686	173,074	58	1,265,029	833,191
Colorado	5	137,753	98,736	8	87,748	70,890	13	225,501	169,626
Connecticut	—	—	—	3	17,339	9,847	3	17,339	9,847
Delaware	1	16,614	12,135	—	—	—	1	16,614	12,135
Florida	12	423,028	325,131	46	190,886	148,858	58	613,914	473,989
Georgia	16	387,841	241,117	73	212,367	164,150	89	600,208	405,267
Hawaii	1	132,945	77,224	—	—	—	1	132,945	77,224
Idaho	—	—	—	2	16,969	13,163	2	16,969	13,163
Illinois	10	404,971	282,591	53	228,530	177,202	63	633,501	459,793
Indiana	2	29,738	15,068	39	187,001	140,763	41	216,739	155,831
Iowa	1	6,656	2,865	9	27,954	22,560	10	34,610	25,425
Kansas	1	14,575	8,546	5	38,088	29,068	6	52,663	37,614
Kentucky	—	—	—	12	52,894	37,478	12	52,894	37,478
Louisiana	3	241,828	167,895	12	95,224	64,498	15	337,052	232,393
Maryland	5	115,201	64,637	8	51,038	34,781	13	166,239	99,418
Massachusetts	8	248,808	165,844	—	—	—	8	248,808	165,844
Michigan	8	70,656	38,416	49	94,743	67,598	57	165,399	106,014
Minnesota	3	105,144	75,500	11	66,370	54,119	14	171,514	129,619
Mississippi	—	—	—	5	23,155	15,786	5	23,155	15,786
Missouri	4	152,975	106,939	24	89,429	64,465	28	242,404	171,404
Nebraska	—	—	—	5	24,144	13,965	5	24,144	13,965
Nevada	3	53,787	27,859	6	142,211	100,690	9	195,998	128,549
New Hampshire	—	—	—	1	5,847	3,093	1	5,847	3,093
New Jersey	8	146,395	83,112	3	75,529	51,504	11	221,924	134,616
New Mexico	2	26,306	10,965	16	96,115	62,518	18	122,421	73,483
New York	1	68,635	43,726	9	44,426	28,481	10	113,061	72,207
North Carolina	8	145,285	86,825	15	52,643	39,094	23	197,928	125,919
North Dakota	—	—	—	1	3,476	2,802	1	3,476	2,802
Ohio	5	117,015	82,592	37	238,118	172,175	42	355,133	254,767
Oklahoma	1	7,212	3,637	12	66,320	53,746	13	73,532	57,383
Oregon	1	109,682	88,780	7	72,491	60,502	8	182,173	149,282
Pennsylvania	5	116,687	66,997	28	147,052	105,260	33	263,739	172,257
Rhode Island	1	16,681	6,600	—	—	—	1	16,681	6,600
South Carolina	1	54,942	35,373	16	88,520	63,031	17	143,462	98,404
Tennessee	7	149,879	68,097	37	107,733	81,682	44	257,612	149,779
Texas	20	331,090	170,190	55	368,882	260,169	75	699,972	430,359
Utah	2	76,427	38,902	3	12,827	8,015	5	89,254	46,917
Virginia	8	121,017	61,126	18	73,354	54,200	26	194,371	115,326
Washington	7	194,398	126,966	4	20,480	16,600	11	214,878	143,566
West Virginia	1	10,600	5,242	5	14,284	10,001	6	24,884	15,243
Wisconsin	2	45,755	33,491	4	10,897	7,035	6	56,652	40,526
Wyoming	—	—	—	6	56,885	35,198	6	56,885	35,198
	216	5,568,006	3,518,965	743	3,800,346	2,789,643	959	9,368,352	6,308,608
Washington, DC	1	146,147	130,722	—	—	—	1	146,147	130,722
Ontario, Canada	2	55,082	29,337	—	—	—	2	55,082	29,337
Puerto Rico	1	216,756	135,873	—	—	—	1	216,756	135,873
	4	417,985	295,932	—	—	—	4	417,985	295,932
Total	220	$5,985,991	$3,814,897	743	$3,800,346	$2,789,643	963	$9,786,337	$6,604,540

	Hotels			Net Lease			All Properties		
Location of Properties	Number of Properties	Undepreciated Carrying Value	Depreciated Carrying Value	Number of Properties	Undepreciated Carrying Value	Depreciated Carrying Value	Total Number of Properties	Total Undepreciated Carrying Value	Total Depreciated Carrying Value
Held For Sale:									
Illinois	—	$ —	$ —	3	$ 777	$ 777	3	$ 777	$ 777
Indiana	—	—	—	1	73	73	1	73	73
Michigan	—	—	—	2	239	239	2	239	239
Minnesota	1	6,919	4,060	—	—	—	1	6,919	4,060
Missouri	—	—	—	1	5,044	5,044	1	5,044	5,044
Ohio	—	—	—	2	253	253	2	253	253
Total	1	$ 6,919	$ 4,060	9	$ 6,386	$ 6,386	10	$ 13,305	$ 10,446
	221	$5,992,910	$3,818,957	752	$3,806,732	$2,796,029	973	$9,799,642	$6,614,986

As of December 31, 2023, 308 of our net lease properties with an aggregate undepreciated carrying value of $755.1 million were encumbered by mortgage notes with an aggregate principal balance of $608.6 million, and 70 of our net lease travel center properties with an aggregate undepreciated carrying value of $785.9 million secured our $1.0 billion senior secured notes. In addition, 69 properties, including 66 hotels and three net lease properties, with an aggregate undepreciated carrying value of $1,594.3 million secured our revolving credit facility. For further information regarding our mortgage notes, senior secured notes, and revolving credit facility, see Note 6 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

At December 31, 2023, eight of our hotels and 14 of our net lease properties were on land we leased partially or entirely from unrelated third parties. The average remaining term of the ground leases (including renewal options) for our hotels and our net lease properties is approximately 39 years (range of 11 to 64 years) and 16 years (range of three months to 41 years), respectively. Ground rent payable under three of the hotel ground leases is generally calculated as a percentage of hotel revenues. Seven of the eight hotel ground leases require annual minimum rents averaging $337 thousand per year; future rent under one ground lease has been prepaid. Ground rent payable under the ground leases for our net lease properties is generally a fixed amount, averaging $420 thousand per year. Pursuant to the terms of our management agreements and leases, payments of ground lease obligations are generally made by our hotel managers and tenants. However, if a hotel manager or a tenant does not perform obligations under a ground lease or elects not to renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected property. Any pledge, sale or transfer of our interests in a ground lease may require the consent of the applicable ground lessor and its lenders.

At December 31, 2023, the aggregate depreciated carrying value of our properties subject to ground leases was as follows (dollars in thousands):

8 hotels[1]	$133,155
14 net lease[2]	50,275
Total	$183,430

---

(1) Two of these hotels with a depreciated carrying value totaling $53,401 are partially on land we lease from unrelated third parties. The leased land is generally used for parking. We believe these two hotels would be operable without the leased land.

(2) Three of these net lease properties with a depreciated carrying value totaling $23,651 are partially on land we lease from unrelated third parties. The leased land is generally used for additional parking or storm water runoff; however, certain building structures for one of these three net lease properties are located on leased land. We believe these three net lease properties would be operable without the leased land, although we would have to remove the part of the building structure that is located on the leased land and might replace that structure with a new building on land we own.

Item 3.   Legal Proceedings

From time to time, we may become involved in litigation matters incidental to the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, we are currently not a party to any litigation which we expect to have a material adverse effect on our business.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on Nasdaq (symbol: SVC). As of February 22, 2024, there were 408 shareholders of record of our common shares, although there is a larger number of beneficial owners.

Issuer purchases of equity securities. The following table provides information about our purchases of our equity securities during the quarter ended December 31, 2023:

Calendar Month	Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
December 1, 2023—December 31, 2023	645	$7.76	—	$ —

(1)   These common share withholdings and purchases were made to satisfy tax withholding and payment obligations of a former employee of RMR in connection with the vesting of awards of our common shares. We withheld and purchased these common shares at their fair market value based upon the trading price of our common shares at the close of trading on Nasdaq on the purchase date.

Our current cash distribution rate to common shareholders is $0.20 per share per quarter, or $0.80 per share per year. However, the timing, amount and form of future distributions will be determined at the discretion of our Board of Trustees and will depend upon various factors that our Board of Trustees deems relevant, including, but not limited to, our FFO and our Normalized FFO, requirements to maintain our qualification for taxation as a REIT, limitations in our debt agreements, the availability to us of debt and equity capital, our dividend yield and our dividend yield compared to the dividend yields of other REITs, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our distributions. Therefore, we cannot be sure that we will continue to pay distributions in the future or that the amount of any distributions we do pay will not decrease.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Part IV, Item 15 of this Annual Report on Form 10-K.

Overview (dollars in thousands, except per share amounts and per room hotel data)

We are a REIT organized under the laws of the State of Maryland. As of December 31, 2023, we owned 973 properties in 46 states, the District of Columbia, Canada and Puerto Rico.

In response to significant and prolonged increases in inflation, the U.S. Federal Reserve raised interest rates multiple times since the beginning of 2022. Although the U.S. Federal Reserve has indicated that it may lower rates in 2024, we cannot be sure that it will do so, and interest rates may remain at the current high levels or continue to increase. These inflationary pressures in the United States, as well as global geopolitical instability and tensions, have given rise to uncertainty regarding economic downturns or a possible recession and potential disruptions in the financial markets. Consumer confidence, corporate travel and lodging demand will continue to be affected by economic and market conditions, unemployment levels, work from home policies, use of technologies and broader economic trends. Increased labor costs and other price inflation, including due to supply chain challenges, may continue to negatively impact our hotel operations and the operations of our tenants. An economic recession or continued or intensified disruptions in the financial markets could adversely affect our financial condition, operations at our hotels, our tenants and their ability or willingness to renew our leases or pay rent to us, may restrict our ability to obtain new or replacement financing, would likely increase our cost of capital, and may cause the values of our properties to decline.

Management Agreements and Leases. At December 31, 2023, we owned 221 hotels operated under four agreements. We leased all of these hotels to our wholly owned TRSs that are managed by hotel operating companies as of that date. At December 31, 2023, we also owned 752 service-focused retail properties leased to 175 tenants subject to "triple net" leases, where the tenants are generally responsible for the payment of operating expenses and capital expenditures. Our consolidated statements of comprehensive income (loss) include hotel operating revenues and hotel operating expenses of our managed hotels and rental income and net lease operating expenses from our net lease properties.

Hotel Portfolio. As of December 31, 2023, we owned 221 hotels. In 2023, the U.S. hotel industry generally realized increases in average daily rate, or ADR, revenue per available room, or RevPAR, and occupancy compared to the corresponding 2022 periods. The following table provides a summary for all of our hotels with these revenue metrics for the periods presented, which we believe are key indicators of performance at our hotels.

	Year Ended December 31,		
	2023	2022	Change
All Hotels			
No. of hotels	221	238	(17)
No. of rooms or suites	37,777	40,053	(2,276)
Occupancy	62.5%	61.3%	1.2 pts
ADR	$140.94	$134.47	4.8%
RevPAR	$ 88.09	$ 82.43	6.9%

Comparable Hotels Data. We present RevPAR, ADR and occupancy for the periods presented on a comparable basis to facilitate comparisons between periods. We define comparable hotels as those that were owned by us and were open and operating for the entire periods being compared. For the years ended December 31, 2023 and 2022, our comparable results exclude two hotels. One of the hotels was not owned for the entirety of the periods and the other suspended operations during part of the periods presented. The following table provides a summary of these revenue metrics for the periods presented.

	Year Ended December 31,		
	2023	2022	Change
Comparable Hotels			
No. of hotels	219	219	—
No. of rooms or suites	37,429	37,429	—
Occupancy	62.6%	61.7%	0.9 pts
ADR	$139.86	$135.36	3.3%
RevPAR	$ 87.55	$ 83.52	4.8%

Net Lease Portfolio. As of December 31, 2023, we owned 752 service-focused retail net lease properties with an aggregate of 13,341,172 square feet leased to 175 tenants subject to "triple net" leases (where the tenants are responsible for payments of operating expenses and capital expenditures) requiring annual minimum rents of $372,319. Our net lease properties were 97.1% occupied as of December 31, 2023 with a weighted (by annual minimum rent) average lease term of 8.8 years, operating under 137 brands in 21 distinct industries. TA is our largest tenant. On May 15, 2023, BP completed the TA Merger and we amended our leases with TA. We received $379,292 in cash as part of the transaction, including $188,000 of prepaid rent, $101,892 for the TA common shares we owned and $89,400 for certain tradenames and trademarks associated with TA's businesses that we owned. As of December 31, 2023, we leased 176 of our travel centers to TA under five master leases that expire in 2033 and require annual minimum rents of $254,000, and BP Corporation North America Inc. guarantees payment under these leases, subject to a cap. TA receives an annual credit of $25,000 as a result of the prepaid rent.

Additional details of our hotel operating agreements, our net lease agreements and the TA Merger are set forth in Notes 4 and 9 to our consolidated financial statements in Part IV, Item 15 of this Annual Report on Form 10-K.

Results of Operations (amounts in thousands, except per share data)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2023	**2022**		
Revenues:				
Hotel operating revenues	$1,478,034	$1,467,344	$ 10,690	0.7%
Rental income	395,829	395,667	162	—%
Total revenues	1,873,863	1,863,011	10,852	0.6%
Expenses:				
Hotel operating expenses	1,223,906	1,227,357	(3,451)	(0.3)%
Net lease operating expenses	17,663	13,176	4,487	34.1%
Depreciation and amortization—hotels	216,235	221,416	(5,181)	(2.3)%
Depreciation and amortization—net lease properties	167,825	179,692	(11,867)	(6.6)%
Total depreciation and amortization	384,060	401,108	(17,048)	(4.3)%
General and administrative	45,397	44,404	993	2.2%
Transaction related costs	(1,623)	1,920	(3,543)	(184.5)%
Loss on asset impairment, net	9,544	10,989	(1,445)	(13.1)%
Total expenses	1,678,947	1,698,954	(20,007)	(1.2)%
Gain on sale of real estate, net	43,239	47,818	(4,579)	(9.6)%
Gain (loss) on equity securities, net	48,837	(8,104)	56,941	n/m
Interest income	20,979	3,379	17,600	n/m
Interest expense	(336,342)	(341,795)	5,453	(1.6)%
Loss on early extinguishment of debt	(1,524)	(791)	(733)	92.7%
Loss before income tax benefit and equity in (losses) earnings of an investee	(29,895)	(135,436)	105,541	(77.9)%
Income tax benefit	1,498	199	1,299	n/m
Equity in (losses) earnings of an investee	(4,382)	2,856	(7,238)	n/m
Net loss	$ (32,779)	$ (132,381)	$ 99,602	(75.2)%
Weighted average shares outstanding (basic and diluted)	164,988	164,738	250	0.2%
Net loss per common share (basic and diluted)	$ (0.20)	$ (0.80)	$ 0.60	(75.0)%

References to changes in the income and expense categories below relate to the comparison of consolidated results for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a comparison of consolidated results for the year ended December 31, 2022 compared to the year ended December 31, 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2022.

Hotel operating revenues. The increase in hotel operating revenues is primarily a result of higher occupancies and average rates at certain of our hotels in the 2023 period ($123,238), partially offset by the sale of certain of our hotels since January 1, 2022 ($112,548). Additional operating statistics of our hotels are included in the tables on page 76.

Rental income. The increase in rental income is primarily the result of the amended TA leases in the 2023 period ($7,170), partially offset by our sale of certain net lease properties ($5,815) and lease expirations at certain net lease properties ($1,193) since January 1, 2022.

Hotel operating expenses. The decrease in hotel operating expenses is primarily the result of our sale of certain hotels since January 1, 2022 ($109,031), partially offset by an increase in occupancy at certain managed hotels resulting in increases in wages ($62,969), increases in rooms related expenses ($31,558), and increases in utilities ($3,800) and other operating expenses ($7,253).

Net lease operating expenses. The increase in net lease operating expenses is the result of higher operating expenses at certain net lease properties primarily as a result of vacancies ($1,490) and increases in other operating expenses ($2,997).

Depreciation and amortization—hotels. The decrease in depreciation and amortization—hotels is primarily the result of certain of our depreciable assets becoming fully depreciated since January 1, 2022 ($8,523) and our sale of certain hotels since January 1, 2022 ($6,342), partially offset by depreciation and amortization related to capital expenditures made since January 1, 2022 ($7,484) and our acquisition of a hotel in the 2023 period ($2,200).

Depreciation and amortization—net lease properties. The decrease in depreciation and amortization— net lease properties is primarily a result of certain of our depreciable assets becoming fully depreciated since January 1, 2022 and our sale of certain net lease properties since January 1, 2022 ($15,396), partially offset by depreciation and amortization related to capital expenditures since January 1, 2022 ($3,529).

General and administrative. The increase in general and administrative costs is primarily due to increases in other professional fees ($2,259), share award expenses ($642) and accounting related fees ($235), partially offset by a decrease in business management fees in the 2023 period ($2,143).

Transaction related costs. Transaction related costs for the 2023 period primarily consist of the partial recovery of a working capital reserve related to the IHG portfolio previously deemed uncollectable and expensed during 2021 ($5,797), partially offset by costs related to hotel rebranding activity, demolition of certain vacant properties and potential acquisitions ($4,174). Transaction related costs for the 2022 period primarily consist of costs related to our exploration of possible financing transactions ($1,920).

Loss on asset impairment, net. We recorded a $9,544 loss on asset impairment during the 2023 period to reduce the carrying value of one hotel and 16 net lease properties to their estimated fair value less costs to sell. We recorded a $10,989 loss on asset impairment during the 2022 period to reduce the carrying value of 26 hotels and five net lease properties to their estimated fair value less costs to sell.

Gain on sale of real estate, net. We recorded a $43,239 net gain on sale of real estate during the 2023 period in connection with the sales of 18 hotels and 13 net lease properties, and a $47,818 net gain on sale of real estate in the 2022 period in connection with the sales of 65 hotels and 21 net lease properties.

Gain (loss) on equity securities, net. Gain (loss) on equity securities, net represents the adjustment to the carrying value of our former investment in shares of TA common stock to its fair value.

Interest income. The increase in interest income is primarily due to higher interest rates and higher average cash balances invested during the 2023 period.

Interest expense. The decrease in interest expense is due to lower outstanding debt balances, partially offset by higher weighted average interest rates in the 2023 period.

Loss on early extinguishment of debt. We recorded a $1,524 loss on early extinguishment of debt in the 2023 period related to the write-off of deferred financing costs and unamortized discounts in connection with the repayment of certain senior unsecured notes and the write-off of certain deferred financing costs relating to the amendment of our revolving credit facility. We recorded a $791 loss on early extinguishment of debt in the 2022 period related to the write-off of deferred financing costs and unamortized discounts relating to the amendment of our revolving credit facility and the repayment of certain unsecured senior notes.

Income tax benefit. The increase in income tax benefit is primarily related to a change in deferred tax liabilities related to our Puerto Rico hotel. See Note 10 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for further information.

Equity in (losses) earnings of an investee. Equity in (losses) earnings of an investee represents our proportionate share of the (losses) earnings of Sonesta.

Net loss. Our net loss and our net loss per common share (basic and diluted) each decreased in the 2023 period compared to the 2022 period primarily due to the revenue and expense changes discussed above.

Liquidity and Capital Resources (dollars in thousands, except share amounts)

Our Managers and Tenants

As of December 31, 2023, all 221 of our hotels were managed and operated by four hotel operating companies. Our 752 service-focused retail net lease properties were leased to 175 tenants as of December 31, 2023. The costs of operating and maintaining our properties are generally paid by the hotel managers as agents for us or by our tenants for their own account. Our hotel managers and tenants derive their funding for property operating expenses and for returns and rents due to us generally from property operating revenues and, to the extent these parties themselves fund our owner's priority returns and rents, from their separate resources. As of December 31, 2023, our hotel managers included Sonesta (195 hotels), Hyatt (17 hotels), Radisson (eight hotels), and IHG (one hotel). TA is our largest tenant (176 travel centers).

We recorded reserves for uncollectable amounts and reduced rental income by $4,927 and reduced our reserves for uncollectable amounts and increased rental income by $320 for the years ended December 31, 2023 and 2022, respectively, based on our assessment of the collectability of rents. We had reserves for uncollectable rents of $3,436 and $7,697 as of December 31, 2023 and 2022, respectively, included in other assets in our consolidated balance sheets.

We define net lease coverage as earnings before interest, taxes, depreciation, amortization and rent, or EBITDAR, divided by the annual minimum rent due to us weighted by the minimum rent of the property to total minimum rents of the net lease portfolio. Tenants with no minimum rent required under the lease are excluded. EBITDAR amounts used to determine rent coverage are generally for the latest twelve-month period, based on the most recent operating information, if any, furnished by our tenants. Operating statements furnished by our tenants often are unaudited and, in certain cases, may not have been prepared in accordance with GAAP and are not independently verified by us. In instances where we do not have tenant financial information, we calculate an implied coverage ratio for the period based on other tenants with available financial statements operating the same brand or within the same industry. As a result, we believe using this implied coverage metric provides a more reasonable estimated representation of recent operating results and the financial condition for those tenants. Our net lease properties generated coverage of 2.46x and 3.00x as of December 31, 2023 and 2022, respectively.

Our Operating Liquidity and Capital Resources

Our principal sources of funds to meet operating and capital expenses, debt service obligations and distributions to our shareholders are owner's priority returns from our hotels, rents from our net lease portfolio and borrowings under our revolving credit facility. We receive owner's priority returns and rents from our managers and tenants monthly. We may receive additional returns, percentage rents and our share of the operating profits of our managed hotels after payment of management fees and other deductions, if any, either monthly or quarterly, and these amounts are usually subject to annual reconciliations. We believe that these sources of funds will be sufficient to meet our operating expenses and capital expenditures, pay debt service obligations and make distributions to our shareholders for the next twelve months and for the foreseeable future thereafter. However, as a result of economic conditions, including if the U.S. enters an economic recession, or otherwise, our managers and tenants may become unable or unwilling to pay owner's priority returns and rents to us when due, and, as a result, our cash flows and net income would decline and we may need to reduce the amount of, or even eliminate, our distributions to common shareholders.

The following is a summary of our sources and uses of cash flows for the periods presented (dollars in thousands):

| | Year Ended December 31, | |
	2023	2022
Cash and cash equivalents and restricted cash at the beginning of the period . . .	$ 45,420	$ 947,418
Net cash provided by (used in):		
Operating activities	485,549	243,127
Investing activities	(29,577)	397,253
Financing activities	(303,562)	(1,542,378)
Cash and cash equivalents and restricted cash at the end of the period	$ 197,830	$ 45,420

The increase in cash provided by operating activities for the 2023 period compared to the prior year period is primarily due to $188,000 of prepaid rent received from TA, higher returns earned from our hotel portfolio and lower interest expense in the 2023 period. The change from cash flow from investing activities in the 2022 period to cash flow used in investing activities in the 2023 period is primarily due to lower proceeds from the sale of real estate, our hotel acquisition and increased real estate improvements during the 2023 period, partially offset by proceeds from the TA Merger. The decrease in cash flows used in financing activities in the 2023 period compared to the 2022 period is primarily due to proceeds from our senior secured notes and our net lease mortgage notes issued in the 2023 period, partially offset by increased distributions during the 2023 period.

We maintain our qualification for taxation as a REIT under the IRC by meeting certain requirements. We lease 221 hotels to our wholly owned TRSs that are managed by hotel operating companies. As a REIT, we do not expect to pay federal income taxes on the majority of our income; however, the income realized by our TRSs in excess of the rent they pay to us is subject to U.S. federal income tax at corporate income tax rates. In addition, the income we receive from our hotels in Canada and Puerto Rico is subject to taxes in those jurisdictions and we are subject to taxes in certain states where we have properties despite our qualification for taxation as a REIT.

Our Investment and Financing Liquidity and Capital Resources

Our hotel operating agreements generally provide that, if necessary, we may provide our managers with funding for capital improvements to our hotels in excess of amounts otherwise available in escrowed FF&E reserves or when no FF&E reserves are available. During the year ended December 31, 2023, we funded $226,590 for capital improvements in excess of FF&E reserves available to our hotels. We currently expect to fund $250,000 during 2024 for capital improvements to certain hotels using cash on hand and borrowings under our revolving credit facility.

Various percentages of total sales at some of our hotels are escrowed as FF&E reserves to fund future capital improvements. We own all the FF&E escrows for our hotels. During the year ended December 31, 2023, certain of our hotel managers deposited $6,855 to these accounts and spent $5,406 from the FF&E reserve escrow accounts to renovate and refurbish our hotels. As of December 31, 2023, there was $8,437 on deposit in these escrow accounts, which was held directly by us and is reflected in our consolidated balance sheets as restricted cash.

Our net lease portfolio leases do not require FF&E escrow deposits and tenants under these leases are generally required to maintain the leased properties, including structural and non-structural components. We may provide tenant improvement allowances to tenants in certain cases or may develop sites with the intent to lease them. During the year ended December 31, 2023, we funded $4,060 for capital improvements to our net lease properties. As of December 31, 2023, we had $2,546 of unspent leasing-related obligations related to certain net lease tenants.

During the year ended December 31, 2023, we sold 18 hotels with an aggregate of 2,526 rooms for an aggregate sales price of $157,230, excluding closing costs, and 13 net lease properties with an aggregate of 160,310 square feet for an aggregate sales price of $13,095, excluding closing costs. From January 1, 2024 through February 22, 2024, we sold one net lease property with 4,100 square feet for a sale price of $257, excluding closing costs. We have also entered into agreements to sell one hotel with 84 keys for $3,315 and four net lease properties with an aggregate of 55,276 square feet for an aggregate sales price of $3,121. These pending sales are subject to conditions; accordingly, we cannot be sure that we will complete these sales, that these sales will not be delayed or that the terms will not change. We believe it is more likely than not that the sales of these properties will be completed by year end 2024. We continue to market five net lease properties with an aggregate of 98,422 square feet for sale. We expect to use the proceeds from these asset sales for general business purposes, which may include the repayment of debt.

BP completed the TA Merger on May 15, 2023. We received $379,292 in cash as part of this transaction, including $188,000 in prepaid rent from TA, $101,892 in merger consideration for the TA common shares we owned, and $89,400 for certain tradenames and trademarks associated with TA's business we owned.

During the year ended December 31, 2023, we purchased one hotel in Miami Beach, Florida with 250 rooms for a sales price of $165,400, excluding closing costs, using cash on hand.

During the year ended December 31, 2023, we funded $5,134 of capital contributions to Sonesta to support their growth initiatives, including their franchising efforts, using cash on hand.

During the year ended December 31, 2023, we declared and paid regular quarterly distributions to our common shareholders using cash on hand as follows:

Declaration Date	Record Date	Paid Date	Dividend Per Common Share	Total Distributions
January 12, 2023	January 23, 2023	February 16, 2023	$0.20	$ 33,090
April 13, 2023	April 24, 2023	May 18, 2023	0.20	33,089
July 13, 2023	July 24, 2023	August 17, 2023	0.20	33,096
October 12, 2023	October 23, 2023	November 16, 2023	0.20	33,155
			$0.80	$132,430

On January 11, 2024, we declared a regular quarterly distribution to common shareholders of record on January 22, 2024 of $0.20 per share, or $33,154. We paid this amount on February 15, 2024 using cash on hand.

In order to meet cash needs that may result from our desire or need to make distributions or pay operating or capital expenses, we maintain a $650,000 secured revolving credit facility which is governed by the amended and restated credit agreement that we entered into on June 29, 2023. This new facility replaced our prior $800,000 secured revolving credit facility, which had a maturity date of July 15, 2023, and is available for general business purposes, including acquisitions. We can borrow, repay, and reborrow funds available under the new facility until maturity and no principal repayments are due until maturity. Availability of borrowings under our credit agreement is subject to ongoing minimum performance and market values of the collateral properties, satisfying certain financial covenants and other credit facility conditions. The maturity date of the new facility is June 29, 2027, and, subject to the payment of an extension fee and meeting certain other conditions, we have an option to further extend the stated maturity date of the new facility by two additional six-month periods.

Interest payable on drawings under the new facility is based on the secured overnight financing rate, or SOFR, plus a margin ranging from 1.50% to 3.00% based on our leverage ratio, as defined in our credit agreement, which was 2.50% as of December 31, 2023. As collateral for all loans and other obligations under the new facility, certain of our subsidiaries pledged all of their respective equity interests in certain of our direct and indirect property owning subsidiaries, and our pledged subsidiaries provided first mortgage liens on 69 properties, including 66 hotels and three net lease properties, with an undepreciated carrying value of $1,594,253 as of December 31, 2023. In addition, in order to maintain compliance with the minimum collateral property availability covenant as defined in the credit agreement, in February 2024, we added three hotels with an undepreciated carrying value of $114,635 as of December 31, 2023, as collateral under the agreement. We also pay unused commitment fees of 20 to 30 basis points per annum on the total amount of lending commitments under our revolving credit facility based on amounts outstanding. As of December 31,

2023, the annual interest rate payable on borrowings under our revolving credit facility was 7.88%. We had no borrowings outstanding under the facility as of December 31, 2023.

In February 2023, one of our subsidiaries, SVC ABS LLC, or the Issuer, issued $610,200 in aggregate principal amount of net lease mortgage notes. The notes are non-recourse and secured by the assets of the Issuer, which include 308 net lease retail properties with annual minimum rents of $63,283 and a gross book carrying value of $755,116 as of December 31, 2023. The net proceeds from this issuance were $550,564 after initial purchaser discounts and offering costs. We redeemed our 4.50% senior notes due in 2023 at a redemption price equal to the principal amount of $500,000, plus accrued and unpaid interest to, but excluding the date of redemption in March 2023, using the proceeds from these net lease mortgage notes.

The net lease mortgage notes are summarized below:

Note Class	S&P Rating	Principal Outstanding as of December 31, 2023	Coupon Rate	Term	Maturity
Class A	AAA	$303,729	5.15%	5 years	February 2028
Class B	AA	172,640	5.55%	5 years	February 2028
Class C	A	132,200	6.70%	5 years	February 2028
Total / weighted average		$608,569	5.60%		

In November 2023, we issued $1,000,000 principal amount of 8.625% senior secured notes due 2031, or the 2031 Notes. The aggregate net proceeds from this offering were $967,525, after initial purchaser discounts and other offering expenses. These notes are fully and unconditionally guaranteed on a joint and several basis by (i) newly formed wholly owned subsidiaries, or the TA Landlord Subsidiaries, that are the landlords with respect to 70 properties leased to TA with a gross carrying value of $785,876 as of December 31, 2023 and the immediate parent entity of the TA Landlord Subsidiaries, or the Pledgor, and (ii) all of our subsidiaries that guarantee our existing senior unsecured notes. The subsidiary guarantee provided by the Pledgor is secured by first-priority liens on the equity interests of the TA Landlord Subsidiaries. The Pledgor and the TA Landlord Subsidiaries have agreed not to guarantee any of our or our subsidiaries other indebtedness. We redeemed our 4.65% and 4.35% senior unsecured notes due in 2024 for redemption prices equal to the principal amounts of $350,000 and $825,000, respectively, plus accrued and unpaid interest to, but excluding the date of redemption in December 2023, using the proceeds from the 2031 Notes and cash on hand.

Our debt maturities (other than our revolving credit facility) as of December 31, 2023 were as follows:

Year	Maturity
2024	$ 1,958
2025	1,151,958
2026	801,958
2027	851,958
2028	1,000,737
2029	425,000
2030	400,000
2031	1,000,000
	$5,633,569

None of our senior note debt obligations require principal or sinking fund payments prior to their maturity dates. Our mortgage notes require monthly principal payments as described in Part II, Item 7A of this Annual Report on Form 10-K.

We currently expect to use cash on hand, the cash flows from our operations, borrowings under our revolving credit facility, net proceeds from any asset sales and net proceeds of offerings of equity or the incurrence of debt to fund our operations, capital expenditures, investments, future debt maturities, distributions to our shareholders and other general business purposes.

When significant amounts are outstanding for an extended period of time under our revolving credit facility, or the maturities of our indebtedness approach, we currently expect to explore refinancing alternatives. Such alternatives may include incurring additional debt, issuing new equity securities and the sale of properties. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. We may also seek to participate in joint ventures or other arrangements that may provide us additional sources of financing. We may also assume mortgage debt on properties we may acquire or obtain mortgage financing on our existing properties.

While we believe we will generally have access to various types of financings, including debt or equity, to fund our future acquisitions and to pay our debts and other obligations, we cannot be sure that we will be able to complete any debt or equity offerings or other types of financings or that our cost of any future public or private financings will not increase.

Our ability to complete, and the costs associated with, future debt transactions depend primarily upon credit market conditions and our then perceived creditworthiness. We have no control over market conditions. Our credit ratings depend upon evaluations by credit rating agencies of our business practices and plans, including our ability to maintain our earnings, to stagger our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipated adverse changes. Similarly, our ability to raise equity capital in the future will depend primarily upon equity capital market conditions and our ability to conduct our business to maintain and grow our operating cash flows. We intend to conduct our business activities in a manner which will afford us reasonable access to capital for investment and financing activities. However, as discussed elsewhere in this Annual Report on Form 10-K, the impacts of the current, and possibly future, inflationary conditions, increasing or sustained high interest rates and a possible economic recession are uncertain and may have various negative consequences on us and our operations, including a decline in financing availability and increased costs for financing. Further, such conditions could also disrupt the capital markets generally and limit our access to financing from public sources or on favorable terms, particularly if the global financial markets experience significant disruptions.

Debt Covenants

Our debt obligations at December 31, 2023 consisted of $5,025,000 aggregate principal amounts of senior notes and $608,569 aggregate principal amounts of mortgage notes. For further information regarding our indebtedness, see Note 6 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Our publicly and privately issued senior notes are governed by our indentures and related supplements. These indentures and related supplements and our credit agreement contain covenants that generally restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, and require us to maintain various financial ratios. Our credit agreement, net lease mortgage notes, secured senior notes and unsecured senior notes, indentures and their supplements provide for acceleration of payment of all amounts outstanding upon the occurrence and continuation of certain events of default, such as, in the case of our credit agreement, a change of control of us, which includes RMR ceasing to act as our business manager. As of December 31, 2023, we believe we were in compliance with all of the covenants under our indentures and their supplements, net lease mortgage notes and our credit agreement.

Senior Notes Indenture Covenants

The following table summarizes the results of the financial tests required by the indentures and related supplements for our senior secured and unsecured notes as of December 31, 2023:

	Actual Results	Covenant Requirement
Total debt / adjusted total assets	52.4%	Maximum of 60%
Secured debt / adjusted total assets	15.0%	Maximum of 40%
Consolidated income available for debt service / debt service	1.79x	Minimum of 1.50x
Total unencumbered assets / unsecured debt	183.2%	Minimum 150%

As of December 31, 2023, adjusted total assets for covenant purposes as defined in our senior notes indentures were $10,742,687 and assets encumbered under our revolving credit facility, serving as collateral for our net lease mortgage notes or secured senior notes represented $3,367,550 of adjusted total assets, as defined in our senior notes indentures. Our unencumbered hotels, travel centers, other net lease properties and other corporate assets represent $4,569,637, $1,627,037, $849,414 and $329,049 of adjusted total assets, respectively.

The following table presents the calculation of adjusted total assets to total assets in accordance with GAAP:

Total assets	$ 7,356,116
Plus: accumulated depreciation	3,181,797
Plus: impairment and other adjustments to reflect original cost of real estate assets	408,697
Less: accounts receivable and intangibles	(203,923)
Adjusted total assets	$10,742,687

Our ability to incur additional debt is subject to meeting the required covenant levels and subject to the provisions of our credit facility and senior notes indentures.

Acceleration and Cross-Default

Our indentures and their supplements contain cross default provisions to any other debt of $20,000 or more ($50,000 or more in the case of our indenture entered into in February 2016 and its supplements, and our indenture entered into in November 2023). Similarly, our credit agreement has cross default provisions to other indebtedness that is recourse of $25,000 or more and indebtedness that is non-recourse of $75,000 or more. Neither our indentures and their supplements nor our credit agreement contain provisions for acceleration which could be triggered by a change in our debt ratings.

Supplemental Guarantor Information

Our 2025 Notes and our 2027 Notes are fully and unconditionally guaranteed, on a joint and several basis and on a senior unsecured basis, by all of our subsidiaries, except for certain excluded subsidiaries, including our foreign subsidiaries and our subsidiaries pledged under our credit agreement and our net lease mortgage notes. The notes and the guarantees will be effectively subordinated to all of our and the subsidiary guarantors' secured indebtedness, respectively, to the extent of the value of the collateral securing such secured indebtedness, and will be structurally subordinated to all indebtedness and other liabilities and any preferred equity of any of our subsidiaries that do not guarantee the notes. Our remaining $2,775,000 of senior unsecured notes do not have the benefit of any guarantees.

A subsidiary guarantor's guarantee of the 2025 Notes, 2027 Notes and 2031 Notes and all other obligations of such subsidiary guarantor under the indentures governing the notes will automatically terminate and such subsidiary guarantor will automatically be released from all of its obligations under such subsidiary guarantee and such indenture under certain circumstances, including on or after the date on which (a) the notes have received a rating equal to or higher than Baa2 (or the equivalent) by Moody's Investor Services, or Moody's, or BBB (or the equivalent) by Standard & Poor's Ratings Services, or S&P, in the case of the 2031 Notes, both agencies, or if Moody's or S&P ceases to rate the notes for reasons outside of our control, the equivalent investment grade rating from any other rating agency and (b) no default or event of default has occurred and is continuing under the indenture. Our non-guarantor subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due on these notes or the guarantees, or to make any funds available therefor, whether by dividend, distribution, loan or other payments. The rights of holders of these notes to benefit from any of the assets of our non-guarantor subsidiaries are subject to the prior satisfaction of claims of those subsidiaries' creditors and any preferred equity holders. As a result, these notes and the related guarantees will be structurally subordinated to all indebtedness, guarantees and other liabilities of our subsidiaries that do not guarantee these notes, including guarantees of or pledges under other indebtedness of ours, payment obligations under lease agreements, trade payables and preferred equity.

The following table presents summarized financial information for us and the subsidiary guarantors, on a combined basis after elimination of (i) intercompany transactions and balances among us and the subsidiary guarantors and (ii) equity in earnings from, and any investments in, any of our non-guarantor subsidiaries:

	As of December 31, 2023
Real estate properties, net[1]	$4,372,682
Other assets, net	552,196
Indebtedness, net	$4,961,344
Intercompany balances[2]	752,146
Other liabilities	395,433

	Year Ended December 31, 2023
Revenues	$1,629,129
Expenses	1,767,742
Net loss	$ (138,613)

(1) Real estate properties, net as of December 31, 2023 includes $169,158 of properties owned directly by us and not included in the assets of the subsidiary guarantors.

(2) Intercompany balances represent payables to non-guarantor subsidiaries.

Related Person Transactions

We have relationships and historical and continuing transactions with RMR, RMR Inc., TA and Sonesta and others affiliated with them. For further information about these and other such relationships and related person transactions, see Notes 4, 5, 8 and 9 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K, which are incorporated herein by reference and our other filings with the SEC, including our definitive Proxy Statement for our 2024 Annual Meeting of Shareholders, or our definitive Proxy Statement, to be filed with the SEC within 120 days after the fiscal year ended December 31, 2023. For further information about the risks that may arise as a result of these and other related person transactions and relationships, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements," "Business" in Part I, Item 1 and "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. We may engage in additional transactions with related persons, including businesses to which RMR or its subsidiaries provide management services.

Critical Accounting Estimates

Our critical accounting policies are those that will have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates have been and will be consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- variable interest entities, or VIEs;

- allocation of purchase prices between various asset categories and the related impact on the recognition of depreciation and amortization expenses;

- assessment of the carrying values and impairments of real estate, intangible assets and equity investments;

- classification of leases and the related impact to our financial statements; and

- income taxes.

We have determined that each of our wholly owned TRSs is a variable interest entity, or VIE, as defined under the Consolidation Topic of the Financial Accounting Standards Board *Accounting Standards Codification™,* or the Codification. We have concluded that we must consolidate each of our wholly owned TRSs because we are the entity with the power to direct the activities that most significantly impact such VIE's performance and we have the obligation to absorb the majority of the potential variability in gains and losses of each VIE, with the primary focus on losses, and are therefore the primary beneficiary of each VIE.

We allocate the acquisition cost of each property investment to various property components such as land, buildings and equipment and intangibles based on their relative fair values and each component generally has a different useful life. For acquired real estate, we record building, land, furniture, fixtures and equipment, and, if applicable, the value of acquired in-place leases, the fair market value of above or below market leases and customer relationships at fair value. For transactions that qualify as business combinations we allocate the excess, if any, of the consideration over the fair value of the net assets acquired to goodwill. We base purchase price allocations and the determination of useful lives on our estimates and, under some circumstances, studies from independent real estate appraisers to provide market information and evaluations that are relevant to our purchase price allocations and determinations of useful lives; however, our management is ultimately responsible for the purchase price allocations and determination of useful lives.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. We amortize the value of intangible assets over the shorter of their estimated useful lives, or the term of the respective lease or the affected contract. We do not depreciate the allocated cost of land. Purchase price allocations and estimates of useful lives require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our real estate and other assets for possible impairment indicators. These indicators may include weak or declining operating profitability, cash flows or liquidity, our decision to dispose of an asset before the end of its estimated useful life or market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related investment by comparing it to the expected future undiscounted cash flows to be generated from that investment. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value.

We periodically evaluate our equity method investment for possible indicators of other than temporary impairment whenever events or changes in circumstances indicate the carrying amount of the investment might not be recoverable. These indicators may include the length of time and degree to which the market value of our investment is below our cost basis, the financial condition of the issuer, our intent and ability to be a long term holder of the investment and other considerations. If the decline in fair value is judged to be other than temporary, we may record an impairment charge to adjust the basis of the investment to its fair value.

We determine the fair value for our long lived assets by evaluating recent financial performance and projecting discounted cash flows using standard industry valuation techniques. These analyses require us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future operating profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate, fail to record a charge when we should have done so or the amount of such charges may be inaccurate.

Certain of our properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a finance or operating lease. The classification of a lease as finance, sales-type, direct financing or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased property, appropriate present value discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

We account for income taxes in accordance with the Income Taxes Topic of the Codification. Under this Topic, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. We establish valuation allowances to reduce deferred tax assets to the amounts that are expected to be realized when necessary. We have elected to be taxed as a REIT under the IRC and are generally not subject to federal and state income taxation on our operating income provided we distribute our taxable income to our shareholders and meet certain organization and operating requirements. Despite our qualification for taxation as a REIT, we are subject to income tax in Canada, Puerto Rico and in certain states. Further, we lease our managed hotels to our wholly owned TRSs that, unlike most of our subsidiaries, file a separate consolidated tax return and are subject to federal, state and foreign income tax. Our consolidated income tax provision (or benefit) includes the income tax provision (or benefit) related to the operations of the TRSs and state and foreign income taxes incurred by us despite our qualification for taxation as a REIT. The Income Taxes Topic also prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Tax benefits are recognized only to the extent that it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that has a greater than 50% likelihood of being realized upon settlement. Tax returns filed for the 2020 through 2023 tax years are subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

These accounting policies involve significant judgments made based upon our experience and the experience of our management and our Board of Trustees, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability and willingness of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties operate. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

Property and Operating Statistics (dollars in thousands, except hotel statistics)

As of December 31, 2023, we owned and managed a diverse portfolio of hotels and net lease properties across the United States and in Puerto Rico and Canada with 146 distinct brands across 22 industries.

Hotel Portfolio

The following tables summarize the operating statistics, including ADR, RevPAR and occupancy reported to us by our hotel managers by hotel brand for the periods indicated. All operating data presented are based upon the operating results provided by our hotel managers for the indicated periods. We have not independently verified our managers' operating data.

75

Comparable Hotels*	Service Level	No. of Hotels	No. of Rooms or Suites	Occupancy Year Ended December 31,			ADR Year Ended December 31,			RevPAR Year Ended December 31,		
Brand				2023	2022	Change	2023	2022	Change	2023	2022	Change
Sonesta Hotels & Resorts®	Full Service	22	7,149	62.4%	60.4%	2.0 pts	$152.48	$150.40	1.4%	$ 95.15	$ 90.84	4.7%
Royal Sonesta Hotels®	Full Service	17	5,663	56.5%	52.2%	4.3 pts	237.63	236.07	0.7%	134.26	123.23	9.0%
Radisson® Hotels & Resorts	Full Service	5	1,149	62.5%	64.1%	(1.6 pts)	146.45	133.59	9.6%	91.53	85.63	6.9%
Crowne Plaza®	Full Service	1	495	60.6%	54.4%	6.2 pts	141.30	132.27	6.8%	85.63	71.95	19.0%
Country Inn & Suites® by Radisson	Full Service	3	430	65.9%	62.8%	3.1 pts	137.17	136.92	0.2%	90.40	85.99	5.1%
Full Service Total/Average		48	14,886	60.2%	57.4%	2.8 pts	181.71	177.85	2.2%	109.39	102.09	7.2%
Sonesta Select®	Select Service	44	6,427	54.9%	51.6%	3.3 pts	118.45	117.76	0.6%	65.03	60.76	7.0%
Hyatt Place®	Select Service	17	2,107	65.3%	67.4%	(2.1 pts)	122.23	119.00	2.7%	79.82	80.21	(0.5)%
Select Service Total/Average		61	8,534	57.5%	55.5%	2.0 pts	119.51	118.13	1.2%	68.72	65.56	4.8%
Sonesta ES Suites®	Extended Stay	60	7,643	67.8%	69.3%	(1.5 pts)	128.33	124.90	2.7%	87.01	86.56	0.5%
Sonesta Simply Suites®	Extended Stay	50	6,366	68.5%	71.2%	(2.7 pts)	90.63	86.18	5.2%	62.08	61.36	1.2%
Extended Stay Total/Average		110	14,009	68.1%	70.2%	(2.1 pts)	111.17	107.21	3.7%	75.71	75.26	0.6%
Comparable Hotels Total/Average		219	37,429	62.6%	61.7%	0.9 pts	$139.86	$135.36	3.3%	$ 87.55	$ 83.52	4.8%

* We define comparable hotels as those that were owned by us and were open and operating for the entire periods being compared. For the years ended December 31, 2023 and 2022, our comparable results exclude two hotels; one of the hotels was not owned for the entirety of the periods presented and the other hotel suspended operations during part of the periods presented.

All Hotels*	Service Level	No. of Hotels	No. of Rooms or Suites	Occupancy Year Ended December 31,			ADR Year Ended December 31,			RevPAR Year Ended December 31,		
Brand				2023	2022	Change	2023	2022	Change	2023	2022	Change
Sonesta Hotels & Resorts®	Full Service	23	7,399	62.5%	60.4%	2.1 pts	$157.60	$158.00	(0.3)%	$ 98.50	$ 95.43	3.2%
Royal Sonesta Hotels®	Full Service	17	5,663	56.5%	52.2%	4.3 pts	237.63	236.07	0.7%	134.26	123.23	9.0%
Radisson® Hotels & Resorts	Full Service	5	1,149	62.5%	64.1%	(1.6)pts	146.45	133.59	9.6%	91.53	85.63	6.9%
Crowne Plaza®	Full Service	1	495	60.6%	54.4%	6.2 pts	141.30	132.27	6.8%	85.63	71.95	19.0%
Country Inn & Suites® by Radisson	Full Service	3	430	65.9%	62.8%	3.1 pts	137.17	136.92	0.2%	90.40	85.99	5.1%
Full Service Total/Average		49	15,136	60.3%	57.4%	2.9 pts	183.77	181.21	1.4%	110.81	104.01	6.5%
Sonesta Select®	Select Service	44	6,427	54.9%	51.6%	3.3 pts	118.45	117.76	0.6%	65.03	60.76	7.0%
Hyatt Place®	Select Service	17	2,107	65.3%	67.4%	(2.1)pts	122.23	119.00	2.7%	79.82	80.21	(0.5)%
Select Service Total/Average		61	8,534	57.5%	55.5%	2.0 pts	119.51	118.13	1.2%	68.72	65.56	4.8%
Sonesta ES Suites®	Extended Stay	60	7,643	67.8%	69.3%	(1.5)pts	128.33	124.90	2.7%	87.01	86.56	0.5%
Sonesta Simply Suites®	Extended Stay	51	6,464	67.8%	70.4%	(2.6)pts	90.63	86.18	5.2%	61.45	60.67	1.3%
Extended Stay Total/Average		111	14,107	67.8%	69.8%	(2.0)pts	111.17	107.21	3.7%	75.37	74.83	0.7%
All Hotels Total/Average		221	37,777	62.5%	61.6%	0.9 pts	$140.94	$136.89	3.0%	$ 88.09	$ 84.32	4.5%

* Includes results of all hotels owned as of December 31, 2023. Excludes the results of hotels sold during the periods presented and includes data for one hotel for periods prior to when we acquired it.

Net Lease Portfolio

As of December 31, 2023, our net lease properties were 97.1% occupied and we had 22 properties available for lease. During the year ended December 31, 2023, we entered into lease renewals for 5,774,455 rentable square feet (214 properties) at weighted (by rentable square feet) average rents that were 9.4% above the prior rents for the same space. The weighted (by rentable square feet) average lease term for these leases was 10.0 years. We also entered into new leases for 161,875 rentable square feet (seven properties) at weighted (by rentable square feet) average rents that were 21.9% above the prior rents for the same space. The weighted (by rentable square feet) average lease term for these leases was 13.0 years.

Generally, lease agreements with our net lease tenants require payment of minimum rent to us. Certain of these minimum rent payment amounts are secured by full or limited guarantees. Annualized minimum rent represents cash amounts and excludes adjustments, if any, necessary to record scheduled rent changes on a straight line basis or any expense reimbursement. Annualized minimum rent excludes the impact of rents prepaid by TA.

As of December 31, 2023, our net lease tenants operated across 137 brands. The following table identifies the top ten brands based on annualized minimum rent.

	Brand	No. of Properties	Investment[1]	Percent of Total Investment	Annualized Minimum Rent[2]	Percent of Total Annualized Minimum Rent	Rent Coverage[3]
1.	TravelCenters of America Inc. . .	132	$2,258,977	44.6%	$173,402	46.6%	1.91x[5]
2.	Petro Stopping Centers	44	1,015,156	20.1%	80,598	21.6%	1.91x[5]
3.	The Great Escape	14	98,242	1.9%	7,711	2.1%	6.20x
4.	Life Time Fitness	3	92,617	1.8%	5,770	1.5%	2.35x
5.	Buehler's Fresh Foods	5	76,469	1.5%	5,657	1.5%	3.08x
6.	Heartland Dental	59	61,120	1.2%	4,699	1.3%	4.41x
7.	AMC Theatres	6	67,023	1.3%	4,438	1.2%	1.61x
8.	Express Oil Change	23	49,724	1.0%	3,717	1.0%	4.32x
9.	Norms	10	53,673	1.1%	3,693	1.0%	3.35x
10.	Pizza Hut	40	45,285	0.9%	3,422	0.9%	2.25x
11.	Other[4]	416	1,244,409	24.6%	79,212	21.3%	3.64x
	Total	752	$5,062,695	100.0%	$372,319	100.0%	2.46x

(1) Represents the historical cost of our properties plus capital improvements funded by us less impairment write-downs, if any.

(2) See above for our definition of annualized minimum rent.

(3) See page 67 for our definition of coverage.

(4) Consists of 127 distinct brands with an average investment of $2,991 and average annual minimum rent of $190 per property.

(5) Rent coverage information provided by tenant is for all 176 sites on a consolidated basis and is as of December 31, 2023.

As of December 31, 2023, our top ten net lease tenants based on our annualized minimum rent are listed below.

	Tenant	Brand Affiliation	No. of Properties	Investment[1]	Percent of Total Investment	Annualized Minimum Rent[2]	Percent of Total Annualized Minimum Rent[2]	Coverage[3]
1.	TravelCenters of America Inc.	TravelCenters of America / Petro Stopping Centers	176	$3,274,133	64.7%	$254,000	68.2%	1.91x[4]
2.	Universal Pool Co., Inc.	The Great Escape	14	98,242	1.9%	7,711	2.1%	6.20x
3.	Healthy Way of Life II, LLC	Life Time Fitness	3	92,617	1.8%	5,770	1.5%	2.35x
4.	Styx Acquisition, LLC	Buehler's Fresh Foods	5	76,469	1.5%	5,657	1.5%	3.08x
5.	Professional Resource Development, Inc.	Heartland Dental	59	61,120	1.2%	4,699	1.3%	4.41x
6.	American Multi-Cinema, Inc.	AMC Theatres	6	67,023	1.3%	4,438	1.2%	1.61x
7.	Express Oil Change, L.L.C.	Express Oil Change	23	49,724	1.0%	3,717	1.0%	4.32x
8.	Norms Restaurants, LLC	Norms	10	53,673	1.1%	3,693	1.0%	3.35x
9.	Pilot Travel Centers LLC	Flying J Travel Plaza	3	41,681	0.8%	3,247	0.9%	5.02x
10.	Automotive Remarketing Group, Inc.	America's Auto Auction	6	38,314	0.8%	3,216	0.9%	7.09x
	Subtotal, Top 10		305	3,852,996	76.1%	296,148	79.6%	2.23x
11.	Other[5]	Various	447	1,209,699	23.9%	76,171	20.4%	3.38x
	Total		752	$5,062,695	100.0%	$372,319	100.0%	2.46x

(1) Represents the historical cost of our net lease properties plus capital improvements funded by us less impairment write-downs, if any.

(2) See page 77 for our definition of annualized minimum rent.

(3) See page 67 for our definition of coverage.

(4) TA is our largest tenant. We lease 176 travel centers (132 under the TravelCenters of America brand and 44 under the Petro Stopping Centers brand) to a subsidiary of TA under five master leases that expire in 2033. TA has five renewal options for 10 years each for all of the travel centers under each lease. BP Corporation North America Inc. guarantees payments under each of the five master leases. The aggregate guaranty as of December 31, 2023 was approximately $3,037,475. Annualized minimum rent excludes the impact of rents prepaid by TA. Rent coverage was 1.83x, 1.92x, 1.97x, 2.07x and 1.79x, for our TA leases no. 1, no. 2, no. 3, no. 4 and no. 5, respectively. Rent coverage is as of December 31, 2023.

(5) Consists of 165 tenants with an average investment of $2,706 and an average annual minimum rent of $170 per property.

As of December 31, 2023, our net lease tenants operated across 21 distinct industries within the service-focused retail sector of the U.S. economy.

Industry	No. of Properties	Investment[1]	Percent of Total Investment	Annualized Minimum Rent[2]	Percent of Total Annualized Minimum Rent[2]	Coverage[3]
1. Travel Centers	179	$3,315,815	65.4%	$257,248	69.1%	1.95x[4]
2. Restaurants-Quick Service	211	285,896	5.6%	19,435	5.1%	3.08x
3. Restaurants-Casual Dining	52	186,184	3.7%	11,624	3.0%	2.85x
5. Home Goods and Leisure	20	121,128	2.4%	10,465	2.7%	4.97x
4. Health and Fitness	13	186,365	3.7%	9,501	2.6%	1.97x
6. Grocery Stores	19	129,152	2.6%	9,223	2.5%	3.66x
7. Movie Theaters	16	149,345	2.9%	8,666	2.3%	1.88x
8. Medical, Dental Office	70	104,042	2.1%	8,053	2.2%	3.52x
9. Automotive Equipment and Services	64	107,054	2.1%	7,651	2.1%	4.44x
10. Automotive Dealers	8	62,656	1.2%	4,964	1.3%	6.24x
11. Educational Services	8	54,759	1.1%	4,356	1.2%	1.51x
12. Entertainment	4	61,436	1.2%	4,329	1.2%	3.17x
13. General Merchandise Stores	4	55,457	1.1%	3,929	1.1%	2.85x
14. Building Materials	29	33,464	0.7%	2,834	0.8%	7.27x
15. Car Washes	6	30,798	0.6%	2,367	0.6%	3.00x
16. Miscellaneous Manufacturing	5	24,156	0.5%	1,362	0.4%	15.00x
17. Drug Stores and Pharmacies	6	17,111	0.3%	1,122	0.3%	1.23x
18. Legal Services	5	11,362	0.2%	1,075	0.3%	5.49x
19. Sporting Goods	3	17,742	0.4%	718	0.2%	3.69x
20. Dollar Stores	3	2,971	0.1%	189	0.1%	2.46x
21. Other[5]	5	27,244	0.5%	3,208	0.9%	5.60x
Vacant	22	78,558	1.6%	—	—%	—x
Total	752	$5,062,695	100.0%	$372,319	100.0%	2.46x

(1) Represents the historical cost of our net lease properties plus capital improvements funded by us less impairment write-downs, if any.

(2) See page 77 for our definition of annualized minimum rent.

(3) See page 67 for our definition of coverage.

(4) Rent coverage for TA is as of December 31, 2023.

(5) Consists of miscellaneous businesses with an average investment of $5,449 per property.

As of December 31, 2023, lease expirations at our net lease properties by year are as follows.

Year[1]	Number of Properties	Square Feet	Annualized Minimum Rent Expiring[2]	Percent of Total Annualized Minimum Rent Expiring	Cumulative Percent of Total Minimum Rent Expiring
2024	37	586,223	$ 7,966	2.1%	2.1%
2025	28	461,687	9,077	2.4%	4.5%
2026	113	1,061,593	11,964	3.2%	7.7%
2027	37	939,989	12,508	3.4%	11.1%
2028	26	670,157	10,840	2.9%	14.0%
2029	55	292,899	5,864	1.6%	15.6%
2030	31	138,590	4,208	1.1%	16.7%
2031	22	372,186	4,740	1.3%	18.0%
2032	36	143,954	2,965	0.8%	18.8%
2033	212	5,349,669	257,991	69.4%	88.2%
2034	17	308,491	4,587	1.2%	89.4%
2035	42	1,145,818	18,835	5.1%	94.5%
2036	12	297,074	5,271	1.4%	95.9%
2037	7	296,403	2,147	0.6%	96.5%
2038	7	66,700	1,254	0.3%	96.8%
2039	10	140,780	3,364	0.9%	97.7%
2040	18	115,142	2,406	0.6%	98.3%
2041	6	216,040	2,225	0.6%	98.9%
2042	—	—	—	—%	98.9%
2043	1	57,543	155	—%	98.9%
2044	3	126,116	259	0.1%	99.0%
2045	10	63,490	3,693	1.0%	100.0%
Total	730	12,850,544	$372,319	100.0%	

_____

(1)   The year of lease expiration is pursuant to contract terms.

(2)   See page 77 for our definition of annualized minimum rent.

As of December 31, 2023, shown below is the list of our top ten states where our net lease properties are located. No other state represents more than 3% of our net lease annualized minimum rents.

State	Number of Properties	Square Feet	Annualized Minimum Rent[1]	Percent of Total Annualized Minimum Rent
Texas	55	1,168,354	$ 33,419	9.0%
Ohio	39	1,368,924	27,031	7.3%
Illinois	56	1,010,047	26,995	7.3%
California	22	399,045	25,283	6.8%
Georgia	73	590,245	20,451	5.5%
Florida	46	529,040	16,600	4.5%
Arizona	25	476,651	16,413	4.4%
Pennsylvania	28	544,003	15,437	4.1%
Indiana	40	620,950	15,331	4.1%
New Mexico	16	246,478	11,602	3.1%
Other	352	6,387,435	163,757	43.9%
Total	752	13,341,172	$372,319	100.0%

(1) See page 77 for our definition of annualized minimum rent.

Seasonality

Our hotels and travel centers have historically experienced seasonal differences typical of their industries with higher revenues in the second and third quarters of calendar years compared with the first and fourth quarters. Most of our leases require our tenants to make the substantial portion of our rent payments to us in equal amounts throughout the year. The return payments to us under certain of our management agreements depend exclusively upon earnings at these properties and, accordingly, our income and cash flows from these properties reflect the seasonality of the hotel industry.

Impact of Climate Change

Concerns about climate change have resulted in various treaties, laws and regulations that are intended to limit carbon emissions and address other environmental concerns. These and other laws may cause energy or other costs at our properties to increase. We do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants or managers directly or in the longer term, passed through and paid by customers of our properties. Although we do not believe it is likely in the foreseeable future, laws that have been enacted or may be enacted in the future to mitigate climate change may make some of our buildings obsolete or cause us to make material investments in our properties, which could materially and adversely affect our financial condition or the financial condition of our tenants or managers and their ability to pay rent or returns to us.

We are environmentally conscious and aware of the impact our properties have on the environment. We and our tenants and managers have implemented numerous initiatives to encourage recycling of plastics, paper and metal or glass containers; we have programs to encourage reduced water and energy use at a hotel guest's option by not laundering towels and linens every day and monitoring lights and thermostats when rooms are not in use. When we renovate our hotels we generally use energy efficient products including but not limited to lighting, windows and HVAC equipment and many of the appliances in our extended stay hotels are Energy Star rated. We or our tenants or managers have also installed car battery charging stations at some of the properties to accommodate environmentally aware customers.

In an effort to reduce the effects of any increased energy costs in the future, we continuously study ways to improve the energy efficiency at all of our properties. Our property manager, RMR, is a member of the Energy Star program, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that is focused on promoting energy efficiency at commercial properties through its "Energy Star" partner program, and a member of the U.S. Green Building Council, a nonprofit organization focused on promoting energy efficiency at commercial properties through its Leadership in Energy and Environmental Design, or LEED®, green building program. In addition, Sonesta supports the American Hotel & Lodging Association's Responsible Stay initiative focused on energy efficiency, waste reduction, water conservation and responsible sourcing practices.

Some observers believe severe weather in different parts of the world over the last few years is evidence of global climate change. Severe weather may have an adverse effect on certain properties we own. Rising sea levels could cause flooding at some of our properties, which may have an adverse effect on individual properties we own. We mitigate these risks by procuring, or requiring our managers or tenants to procure, insurance coverage we believe adequate to protect us from material damages and losses resulting from the consequences of losses caused by climate change. However, we cannot be sure that our mitigation efforts will be sufficient or that future storms, rising sea levels or other changes that may occur due to future climate change could not have a material adverse effect on our financial results.

Non-GAAP Financial Measures

We present certain "non-GAAP financial measures" within the meaning of the applicable SEC rules, including FFO and Normalized FFO. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of comprehensive income (loss). We consider these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net income (loss). We believe these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization expense, they may facilitate a comparison of our operating performance between periods and with other REITs.

Funds From Operations and Normalized Funds From Operations

We calculate FFO and Normalized FFO as shown below. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, which is net income (loss), calculated in accordance with GAAP, excluding any gain or loss on sale of real estate and loss on impairment of real estate assets, if any, plus real estate depreciation and amortization, less any gains and losses on equity securities, as well as adjustments to reflect our share of FFO attributable to an investee and certain other adjustments currently not applicable to us. In calculating Normalized FFO, we adjust for the items shown below. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to satisfy our REIT distribution requirements, the availability to us of debt and equity capital, our dividend yield, and to the dividend yield of other REITs, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations. Other real estate companies and REITs may calculate FFO and Normalized FFO differently than we do.

Our calculations of FFO and Normalized FFO for the years ended December 31, 2023 and 2022 and reconciliations of net loss, the most directly comparable financial measure under GAAP reported in our consolidated financial statements, to those amounts appear in the following table (amounts in thousands, except per share amounts).

	Year Ended December 31,	
	2023	2022
Net loss	$(32,779)	$(132,381)
Add (Less): Depreciation and amortization expense	384,060	401,108
Gain on sale of real estate, net	(43,239)	(47,818)
Loss on asset impairment, net	9,544	10,989
(Gain) loss on equity securities, net	(48,837)	8,104
Adjustments to reflect our share of FFO attributable to an investee	3,943	3,723
FFO	272,692	243,725
Add (Less): Transaction related costs	(1,623)	1,920
Loss on early extinguishment of debt	1,524	791
Adjustments to reflect our share of Normalized FFO attributable to an investee	1,825	1,037
Normalized FFO	$274,418	$ 247,473
Weighted average shares outstanding (basic and diluted)	164,988	164,738
Basic and diluted per common share amounts:		
Net loss	$ (0.20)	$ (0.80)
FFO	$ 1.65	$ 1.48
Normalized FFO	$ 1.66	$ 1.50
Distributions declared per share	$ 0.80	$ 0.23

Item 7A. Quantitative and Qualitative Disclosures About Market Risk (dollars in thousands)

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Other than as described below, we do not currently foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

Fixed Rate Debt

At December 31, 2023, our outstanding fixed rate debt consisted of the following:

Debt	Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
Senior unsecured notes	$ 350,000	4.500%	$ 15,750	2025	Semi-Annually
Senior unsecured notes	800,000	7.500%	60,000	2025	Semi-Annually
Senior unsecured notes	350,000	5.250%	18,375	2026	Semi-Annually
Senior unsecured notes	450,000	4.750%	21,375	2026	Semi-Annually
Senior unsecured notes	400,000	4.950%	19,800	2027	Semi-Annually
Senior unsecured notes	450,000	5.500%	24,750	2027	Semi-Annually
Senior unsecured notes	400,000	3.950%	15,800	2028	Semi-Annually
Net lease mortgage notes	608,569	5.600%	34,080	2028	Monthly
Senior unsecured notes	425,000	4.950%	21,038	2029	Semi-Annually
Senior unsecured notes	400,000	4.375%	17,500	2030	Semi-Annually
Senior secured notes	1,000,000	8.625%	86,250	2031	Semi-Annually
	$5,633,569		$334,718		

No principal repayments are due under our unsecured or secured senior notes until maturity. Our net lease mortgage notes require principal and interest payments through maturity pursuant to amortization schedules. Because these notes require interest at fixed rates, changes in market interest rates during the term of these debts will not affect our interest obligations. If these notes were refinanced at interest rates which are one percentage point higher than the rates shown above, our per annum interest cost would increase by approximately $56,336. Changes in market interest rates would affect the fair value of our fixed rate debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the fair value of our fixed rate debt. In response to significant and prolonged increases in inflation, the U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022. Although the U.S. Federal Reserve has indicated that it may lower interest rates in 2024, we cannot be sure that it will do so, and interest rates may remain at the current high levels or continue to increase. Based on the balances outstanding at December 31, 2023 and discounted cash flows analyses through the respective maturity dates, and assuming no other changes in factors that may affect the fair value of our fixed rate debt obligations, a hypothetical immediate one percentage point change in interest rates would change the fair value of those debt obligations by approximately $174,526.

Our fixed rate debt arrangements may allow us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and we are generally allowed to make prepayments only at a premium equal to a make whole amount, as defined, which is generally designed to preserve a stated yield to the noteholder. Also, we have in the past repurchased and retired some of our outstanding debts and we may do so again in the future. These prepayment rights and our ability to repurchase and retire outstanding debt may afford us opportunities to mitigate the risks of refinancing our debts at their maturities at higher rates by refinancing prior to maturity.

Floating Rate Debt

At December 31, 2023, we had no amounts outstanding under our revolving credit facility. The maturity date of our revolving credit facility is June 29, 2027, and, subject to our meeting certain conditions, including our payment of an extension fee, we have an option to extend the stated maturity date of the facility by two six-month periods. No principal repayments are required under our revolving credit facility prior to maturity and repayments may be made and redrawn subject to conditions at any time without penalty.

Borrowings under our revolving credit facility are in U.S. dollars and require interest to be paid at a rate of SOFR plus premiums. Accordingly, we are vulnerable to changes in U.S. dollar based short term interest rates, specifically SOFR. In addition, upon renewal or refinancing of our revolving credit facility, we are vulnerable to increases in interest rate premiums due to market conditions or our perceived credit characteristics. Generally, a change in interest rates would not affect the value of this floating rate debt but would affect our operating results.

The following table presents the impact a one percentage point increase in interest rates would have on our annual floating rate interest expense as of December 31, 2023 if we were fully drawn on our revolving credit facility:

	Impact of Increase in Interest Rates			
	Interest Rate Per Year[1]	Outstanding Debt	Total Interest Expense Per Year	Annual Per Share Impact[2]
At December 31, 2023	7.88%	$650,000	$51,220	$0.31
One percentage point increase	8.88%	$650,000	$57,720	$0.35

(1) Based on SOFR plus a premium, which was 250 basis points per annum at December 31, 2023.

(2) Based on diluted weighted average common shares outstanding for the year ended December 31, 2023.

The foregoing table shows the impact of an immediate change in floating interest rates as of December 31, 2023. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amounts under our revolving credit facility or other floating rate debt, if any. Although we have no present plans to do so, we may in the future enter into hedge arrangements from time to time to mitigate our exposure to changes in interest rates.

Item 8.   Financial Statements and Supplementary Data

The information required by this item is included in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our Managing Trustees, our President and Chief Investment Officer and our Chief Financial Officer and Treasurer, of the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 under the Exchange Act. Based upon that evaluation, our Managing Trustees, our President and Chief Investment Officer and our Chief Financial Officer and Treasurer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Based on this assessment, we believe that, as of December 31, 2023, our internal control over financial reporting is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our 2023 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Item 9B.   Other Information

During the three months ended December 31, 2023, none of our Trustees or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

We have a Code of Conduct that applies to our officers and Trustees. Our Code of Conduct is posted on our website, www.svcreit.com. A printed copy of our Code of Conduct is also available free of charge to any person who requests a copy by writing to: Secretary, Service Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our Code of Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website.

The remainder of the information required by Item 10 is incorporated by reference to our definitive Proxy Statement.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information. We may grant common shares to our officers, other employees of RMR and officers or employees of Sonesta under our Amended and Restated 2012 Equity Compensation Plan, or the 2012 Plan. In addition, each of our Trustees receives common shares as part of his or her annual compensation for serving as a Trustee and such shares are awarded under the 2012 Plan. The terms of awards made under the 2012 Plan are determined by the Compensation Committee of our Board of Trustees at the time of the award. The following table is as of December 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders—2012 Plan	None.	None.	1,084,131[(1)]
Equity compensation plans not approved by securityholders	None.	None.	None.
Total	None.	None.	1,084,131[(1)]

(1) Consists of common shares available for issuance pursuant to the terms of the 2012 Plan. Share awards that are repurchased or forfeited will be added to the common shares available for issuance under the 2012 Plan.

Payments by us to our officers, other employees of RMR and officers or employees of Sonesta are described in Notes 7 and 9 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K. The remainder of the information required by Item 12 is incorporated by reference to our definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   Index to Financial Statements and Financial Statement Schedules

The following consolidated financial statements and financial statement schedule and notes of Service Properties Trust are included on the pages indicated:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

Significant Tenant

TA, which was acquired by BP, a subsidiary of BP p.l.c., or BP Parent, on May 15, 2023, is the lessee of 28.8% of our real estate properties, at historical cost, as of December 31, 2023. BP Corporation North America Inc. guarantees payment under each of the leases with TA, subject to a cap.

Financial information about BP may be found on the SEC's website by entering BP Parent's name at http://www.sec.gov/edgar/searchedgar/companysearch.html. Reference to BP Parent's financial information on this external website is presented to comply with applicable accounting regulations of the SEC. Except for such financial information contained therein as is required to be included herein under such regulations, BP Parent's public filings and other information located in external websites are not incorporated by reference into these financial statements. See Notes 4, 5 and 9 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K for further information relating to our leases with TA.

(b)   Exhibits

Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023 have been included only with the version of that Annual Report on Form 10-K filed with the SEC.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2023, including a list of exhibits, is available free of charge upon written request to Investor Relations, Service Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634, telephone (617) 964-8389.

Item 16.   Form 10-K Summary

None.

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Service Properties Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Service Properties Trust (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Properties—*Refer to Notes 2 and 13 to the financial statements*

Critical Audit Matter Description

The Company's investments in real estate properties were $6.6 billion, net of accumulated depreciation of $3.2 billion as of December 31, 2023. The Company's investments in real estate assets are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of a real estate asset may not be recoverable. Impairment indicators may include declining tenant occupancy, weak or declining profitability from the property, decreasing tenant cash flows or liquidity, the Company's decision to dispose of an asset before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of an asset. If indicators of impairment are identified for any real estate asset, the Company evaluates the recoverability of that real estate asset by comparing undiscounted future cash flows expected to be generated by the real estate asset over the Company's expected remaining hold period to the respective carrying amount. The Company's undiscounted future cash flows analysis requires management to make significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates.

We identified the impairment of real estate assets as a critical audit matter because of the significant estimates and assumptions management makes to evaluate the recoverability of real estate assets. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates within management's undiscounted future cash flows analysis which are sensitive to future market or industry considerations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the undiscounted cash flows analysis for each real estate asset or group of assets with impairment indicators included the following among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability of real estate property assets, including the key assumptions utilized in estimating the undiscounted future cash flows.

- We evaluated the undiscounted cash flow analysis including estimates of expected remaining hold period, market rents, and terminal capitalization rates for each real estate asset or group of assets with impairment indicators by (1) evaluating the source information and assumptions used by management and (2) comparing management's projections to external market sources and evidence obtained in other areas of our audit.

- We evaluated the reasonableness of management's undiscounted future cash flows analysis by developing an independent expectation of future undiscounted cash flows based on third party market data and compared that independent estimate to the carrying amount of the real estate asset or group of assets with indicators of impairment. We compared our analysis of the recoverability of the real estate asset or group of assets to the Company's analysis.

- We made inquiries of management about the current status of potential transactions and about management's judgments to understand the probability of future events that could affect the expected remaining hold period and other cash flow assumptions for the properties.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 28, 2024

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Service Properties Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Service Properties Trust (the "Company") as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 28, 2024

SERVICE PROPERTIES TRUST

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31,	
	2023	**2022**
ASSETS		
Real estate properties:		
Land	$ 1,972,145	$ 1,902,587
Buildings, improvements and equipment	7,814,192	7,658,282
Total real estate properties, gross	9,786,337	9,560,869
Accumulated depreciation	(3,181,797)	(2,970,133)
Total real estate properties, net	6,604,540	6,590,736
Acquired real estate leases and other intangibles, net	130,622	252,357
Assets held for sale	10,500	121,905
Cash and cash equivalents	180,119	38,369
Restricted cash	17,711	7,051
Equity method investment	113,304	112,617
Investment in equity securities	—	53,055
Due from related persons	6,376	35,033
Other assets, net	292,944	277,068
Total assets	$ 7,356,116	$ 7,488,191
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ —	$ —
Senior secured notes, net	968,017	—
Senior unsecured notes, net	3,993,327	5,655,530
Mortgage notes payable, net	558,876	—
Accounts payable and other liabilities	587,005	425,960
Due to related persons	22,758	17,909
Total liabilities	6,129,983	6,099,399
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 165,769,595 and 165,452,566 shares issued and outstanding, respectively	1,658	1,655
Additional paid in capital	4,557,473	4,554,861
Cumulative other comprehensive income	2,318	2,383
Cumulative net income	2,470,500	2,503,279
Cumulative common distributions	(5,805,816)	(5,673,386)
Total shareholders' equity	1,226,133	1,388,792
Total liabilities and shareholders' equity	$ 7,356,116	$ 7,488,191

The accompanying notes are an integral part of these consolidated financial statements.

SERVICE PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(amounts in thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Hotel operating revenues	$1,478,034	$1,467,344	$1,104,678
Rental income	395,829	395,667	390,902
Total revenues	1,873,863	1,863,011	1,495,580
Expenses:			
Hotel operating expenses	1,223,906	1,227,357	1,010,737
Net lease operating expenses	17,663	13,176	15,658
Depreciation and amortization	384,060	401,108	485,965
General and administrative	45,397	44,404	53,439
Transaction related costs	(1,623)	1,920	64,764
Loss on asset impairment, net	9,544	10,989	78,620
Total expenses	1,678,947	1,698,954	1,709,183
Gain on sale of real estate, net	43,239	47,818	11,522
Gain (loss) on equity securities, net	48,837	(8,104)	22,535
Interest income	20,979	3,379	664
Interest expense (including amortization of debt issuance costs, discounts and premiums of $25,710, $19,375 and $21,036, respectively)	(336,342)	(341,795)	(365,721)
Loss on early extinguishment of debt	(1,524)	(791)	—
Loss before income tax benefit and equity in (losses) earnings of an investee	(29,895)	(135,436)	(544,603)
Income tax benefit	1,498	199	941
Equity in (losses) earnings of an investee	(4,382)	2,856	(941)
Net loss	(32,779)	(132,381)	(544,603)
Other comprehensive (loss) income:			
Equity interest in investee's unrealized (losses) gains	(65)	1,604	1,539
Other comprehensive (loss) income	(65)	1,604	1,539
Comprehensive loss	$ (32,844)	$ (130,777)	$ (543,064)
Weighted average common shares outstanding (basic and diluted)	164,988	164,738	164,566
Net loss per common share (basic and diluted)	$ (0.20)	$ (0.80)	$ (3.31)

The accompanying notes are an integral part of these consolidated financial statements.

SERVICE PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid in Capital	Cumulative Net Income	Cumulative Other Comprehensive Income (Loss)	Total
Balance at December 31, 2020 . .	164,823,833	$1,648	$(5,628,746)	$4,550,385	$3,180,263	$ (760)	$2,102,790
Net loss	—	—	—	—	(544,603)	—	(544,603)
Equity interest in investee's unrealized gains	—	—	—	—	—	1,539	1,539
Common share grants	340,700	3	—	2,964	—	—	2,967
Common share repurchases	(71,100)	—	—	(790)	—	—	(790)
Common share forfeitures	(1,100)	—	—	(1)	—	—	(1)
Distributions	—	—	(6,596)	—	—	—	(6,596)
Balance at December 31, 2021 . .	165,092,333	1,651	(5,635,342)	4,552,558	2,635,660	779	1,555,306
Net loss	—	—	—	—	(132,381)	—	(132,381)
Equity interest in investee's unrealized gains	—	—	—	—	—	1,604	1,604
Common share grants	433,500	4	—	2,784	—	—	2,788
Common share repurchases	(69,867)	—	—	(470)	—	—	(470)
Common share forfeitures	(3,400)	—	—	(11)	—	—	(11)
Distributions	—	—	(38,044)	—	—	—	(38,044)
Balance at December 31, 2022 . .	165,452,566	1,655	(5,673,386)	4,554,861	2,503,279	2,383	1,388,792
Net loss	—	—	—	—	(32,779)	—	(32,779)
Equity interest in investee's unrealized losses	—	—	—	—	—	(65)	(65)
Common share grants	438,000	4	—	3,478	—	—	3,482
Common share repurchases	(98,571)	(1)	—	(801)	—	—	(802)
Common share forfeitures	(22,400)	—	—	(65)	—	—	(65)
Distributions	—	—	(132,430)	—	—	—	(132,430)
Balance at December 31, 2023 . .	165,769,595	$1,658	$(5,805,816)	$4,557,473	$2,470,500	$2,318	$1,226,133

The accompanying notes are an integral part of these consolidated financial statements.

SERVICE PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (32,779)	$ (132,381)	$(544,603)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	384,060	401,108	485,965
Net amortization of debt issuance costs, discounts and premiums as interest	25,710	19,375	21,036
Straight line rental income	(13,165)	7,767	2,621
Loss on early extinguishment of debt	1,524	791	—
Loss on asset impairment, net	9,544	10,989	78,620
(Gains) losses on equity securities, net	(48,837)	8,104	(22,535)
Equity in losses (earnings) of an investee	4,382	(2,856)	941
Gain on sale of real estate, net	(43,239)	(47,818)	(11,522)
Deferred income taxes	(1,291)	(1,091)	(1,688)
Other non-cash income expense, net	(1,706)	(2,427)	(2,625)
Changes in assets and liabilities:			
Due from related persons	21,135	(8)	(5,875)
Other assets	35,693	3,841	60,182
Accounts payable and other liabilities	144,079	(11,512)	(5,061)
Due to related persons	439	(10,755)	(5,552)
Net cash provided by operating activities	485,549	243,127	49,904
Cash flows from investing activities:			
Acquisition of real estate properties	(165,866)	(2,766)	(7,709)
Proceeds from sale of TravelCenters of America Inc. common shares	101,892	—	—
Proceeds from sale of tradenames and trademarks	89,400	—	—
Real estate improvements	(200,894)	(103,646)	(95,017)
Hotel managers' purchases with restricted cash	(5,407)	(4,952)	(24,565)
Net proceeds from sale of real estate	156,432	554,087	51,412
Investment in Sonesta	(5,134)	(45,470)	(25,443)
Distributions in excess of earnings from Affiliates Insurance Company	—	—	12
Net cash (used in) provided by investing activities	(29,577)	397,253	(101,310)
Cash flows from financing activities:			
Proceeds from mortgage notes payable, net of discounts	576,946	—	—
Repayment of mortgage notes payable	(1,631)	—	—
Proceeds from senior secured notes, net of discounts	985,900	—	—
Repayment of senior unsecured notes	(1,675,000)	(500,000)	—
Borrowings under revolving credit facility	—	20,000	984,027
Repayments of revolving credit facility	—	(1,020,000)	(62,451)
Payment of debt issuance costs	(56,545)	(3,864)	(6,822)
Repurchase of common shares	(802)	(470)	(790)
Distributions to common shareholders	(132,430)	(38,044)	(6,596)
Net cash (used in) provided by financing activities	(303,562)	(1,542,378)	907,368
Increase (decrease) in cash and cash equivalents and restricted cash	152,410	(901,998)	855,962
Cash and cash equivalents and restricted cash at beginning of year	45,420	947,418	91,456
Cash and cash equivalents and restricted cash at end of year	$ 197,830	$ 45,420	$ 947,418
Supplemental disclosure of cash and cash equivalents and restricted cash:			
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows:			
Cash and cash equivalents	$ 180,119	$ 38,369	$ 944,043
Restricted cash	17,711	7,051	3,375
Total cash and cash equivalents and restricted cash	$ 197,830	$ 45,420	$ 947,418
Supplemental cash flow information:			
Cash paid for interest	$ 314,323	$ 334,264	$ 344,043
Cash paid for income taxes	1,365	1,643	3,412
Non-cash investing activities:			
Real estate improvements accrued, not paid	$ 47,868	$ 18,704	$ 7,777

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except per share amounts)

Note 1. Organization

Service Properties Trust, or we, us or our, is a real estate investment trust, or REIT, organized on February 7, 1995 under the laws of the State of Maryland, which invests in hotels and service-focused retail net lease properties. At December 31, 2023, we owned, directly and through our subsidiaries, 221 hotels and 752 service-focused retail net lease properties.

At December 31, 2023, all 221 of our hotels were managed by subsidiaries of the following companies: Sonesta Holdco Corporation, or Sonesta, (195 hotels), Hyatt Hotels Corporation, or Hyatt (17 hotels), Radisson Hospitality, Inc., or Radisson (eight hotels), and InterContinental Hotels Group, plc, or IHG (one hotel). At December 31, 2023, we owned 752 service-focused retail net lease properties with 175 tenants, including 176 travel centers leased to TravelCenters of America Inc., or TA, our largest tenant. Hereinafter, these companies are sometimes referred to as our managers and/or tenants, or collectively, operators.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation. These consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are 100% owned directly or indirectly by us. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated.

We have determined that each of our wholly owned taxable REIT subsidiaries, or TRSs, is a variable interest entity, or VIE, as defined under the Consolidation Topic of the Financial Accounting Standards Board, or FASB, *Accounting Standards Codification™,* or the Codification. We have concluded that we must consolidate each of our wholly owned TRSs because we are the entity with the power to direct the activities that most significantly impact such VIEs' performance and we have the obligation to absorb losses or the right to receive benefits from each VIE that could be significant to the VIE and are, therefore, the primary beneficiary of each VIE. The assets of our TRSs were $142,789 and $142,542 as of December 31, 2023 and 2022, respectively, and consist primarily of our TRS's investment in Sonesta's common stock and amounts due from and working capital advances to certain of our hotel managers. The liabilities of our TRSs were $81,262 and $82,454 as of December 31, 2023 and 2022, respectively, and consist primarily of amounts payable to certain of our hotel managers. The assets of our TRSs are available to satisfy our TRSs' obligations and we have guaranteed certain obligations of our TRSs.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates. Significant estimates in our consolidated financial statements include the allowance for credit losses, purchase price allocations, useful lives of fixed assets and impairment of real estate and related intangibles.

Real Estate Properties. We record real estate properties at cost less impairments, if any. We record the cost of real estate acquired at the relative fair value of building, land, furniture, fixtures and equipment, and, if applicable, acquired in place leases, above or below market leases and customer relationships. We determine the fair value of each property using methods similar to those used by independent appraisers, which may involve estimated cash flows that are based on a number of factors, including capitalization rates and discount rates, among others. For transactions that qualify as business combinations, we allocate the excess, if any, of the consideration over the fair value of the net assets acquired to goodwill. We depreciate real estate properties on a straight line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property and we amortize finite lived intangible assets over the shorter of their useful lives or the term of the associated lease. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determination of useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives.

(dollars in thousands, except per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of our real estate properties. These indicators may include weak or declining operating profitability, cash flows or liquidity, our decision to dispose of an asset before the end of its estimated useful life or market or industry changes that could permanently reduce the value of our investments. If there is an indication that the carrying value of a property is not recoverable, we estimate the projected undiscounted cash flows of the asset to determine if an impairment loss should be recognized. We determine the amount of an impairment loss by comparing the historical carrying value of the property to its estimated fair value. We estimate fair value by evaluating recent financial performance and projecting discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of our real estate properties. If we change estimated lives, we depreciate or amortize the carrying values of affected assets over the revised remaining lives. During the years ended December 31, 2023, 2022 and 2021, we recorded $9,544, $10,989 and $78,620, respectively, of losses on asset impairment to reduce the carrying value of certain of our properties to their estimated fair values less costs to sell.

Intangible Assets and Liabilities. Intangible assets consist primarily of trademarks and tradenames, acquired above market operating leases where we are the lessor and below market ground leases for which we are the tenant or lessee. Intangible liabilities consist of acquired below market operating leases where we are the lessor and acquired above market ground leases for which we are the tenant or lessee. We include intangible assets in acquired real estate leases and other intangibles, net and intangible liabilities in accounts payable and other liabilities in our consolidated balance sheets.

At December 31, 2023 and 2022, our intangible assets and liabilities were as follows:

	December 31,	
	2023	2022
Assets:		
Tradenames and trademarks	$ —	$ 89,375
Above market operating leases, net of accumulated amortization of $95,275 and $82,515, respectively	126,890	155,320
Below market ground leases, net of accumulated amortization of $13,557 and $18,542, respectively	2,712	6,564
Other, net of accumulated amortization of $538 and $460, respectively	1,020	1,098
	$130,622	$252,357
Liabilities:		
Below market operating leases, net of accumulated amortization of $784 and $597, respectively	$ 746	$ 933
Above market ground leases, net of accumulated amortization of $293 and $296, respectively	7	25
	$ 753	$ 958

See Note 4 for further information related to the tradenames and trademarks we sold to TA on May 15, 2023.

We amortize above and below market leases on a straight line basis over the terms of the associated leases. For the years ended December 31, 2023, 2022 and 2021, amortization relating to intangible assets was $32,223, $30,775 and $41,648, respectively, and amortization relating to intangible liabilities was $205,

(dollars in thousands, except per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

$235 and $433, respectively. As of December 31, 2023, the weighted average amortization period for capitalized above market leases and below market lease values were 9.3 and 6.9, respectively. As of December 31, 2023, we estimate future amortization relating to intangible assets and liabilities as follows:

Year	Above Market Operating Leases	Below Market Ground Leases	Below Market Operating Leases	Above Market Ground Leases & Other, Net
2024	$ 22,127	$ 735	$(186)	$ 71
2025	19,008	660	(127)	78
2026	14,645	658	(121)	78
2027	12,526	658	(89)	78
2028	9,723	1	(76)	78
Thereafter	48,861	—	(147)	630
Total	$126,890	$2,712	$(746)	$1,013

Cash and Cash Equivalents. We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash consists of amounts escrowed pursuant to the terms of our hotel management agreements to fund capital improvements at our hotels and amounts escrowed at certain of our mortgaged net lease properties.

Debt Issuance Costs. Debt issuance costs consist of capitalized issuance costs related to borrowings, which are amortized to interest expense over the terms of the respective debt. Debt issuance costs, net of accumulated amortization, for our revolving credit facility are included in other assets, net in our consolidated balance sheets. As of December 31, 2023 and 2022, debt issuance costs for our revolving credit facility were $12,379 and $6,214, respectively, and accumulated amortization of debt issuance costs for our revolving credit facility were $1,502 and $3,925, respectively. Debt issuance costs, net of accumulated amortization, for our senior notes and our net lease mortgage notes, are presented as a direct deduction from the associated debt liability in our consolidated balance sheets. As of December 31, 2023 and 2022, debt issuance costs, net of accumulated amortization, were $35,016 and $25,545, respectively, for our senior notes, and $22,332 and zero, respectively, for our net lease mortgage notes. Future amortization of debt issuance costs to be recognized with respect to our revolving credit facility, our senior notes and our net lease mortgage notes as of December 31, 2023, are as follows:

Year	Amount
2024	$16,628
2025	15,718
2026	13,607
2027	11,207
2028	3,850
Thereafter	7,215
Total	$68,225

Equity Method Investment. We account for our 34% non-controlling interest in Sonesta under the equity method of accounting. Sonesta is a private company and Adam D. Portnoy, one of our Managing Trustees who also serves as one of Sonesta's directors, is the controlling shareholder. One of Sonesta's other directors is our other Managing Trustee, and Sonesta's other director serves as The RMR Group LLC, or RMR's, and The RMR Group Inc., or RMR Inc.'s, executive vice president, general counsel and secretary

(dollars in thousands, except per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

and as our Secretary. Certain of Sonesta's officers are officers of RMR. Certain other officers and employees of Sonesta are former employees of RMR. RMR also provides certain services to Sonesta.

See Notes 4, 5 and 9 for a further discussion of our investment in and relationships with Sonesta.

Equity Securities. We record equity securities at fair value based on their quoted market price at the end of each reporting period. Changes in the fair value of our equity securities are recorded through earnings in accordance with FASB Accounting Standards Update, or ASU, No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*.

Revenue Recognition. We report hotel operating revenues for managed hotels in our consolidated statements of comprehensive income (loss). We generally recognize hotel operating revenues, consisting primarily of room and food and beverage sales, when goods and services are provided.

We report rental income for leased properties in our consolidated statements of comprehensive income (loss). We recognize rental income from operating leases on a straight line basis over the terms of the lease agreements. We increased rental income by $13,165 during the year ended December 31, 2023, and reduced rental income by $7,767 and $2,621 during the years ended December 31, 2022 and 2021, respectively, to record scheduled rent changes under certain of our leases on a straight line basis. Due from related persons included $7,522 of straight line rent receivables related to our TA leases at December 31, 2022. TA was no longer a related person as of May 15, 2023. Other assets, net, includes $56,833 and $32,247 of straight line rent receivables at December 31, 2023 and 2022, respectively. See Notes 4 and 9 for further information regarding our TA leases.

Certain of our lease agreements require additional percentage rent if gross revenues of our properties exceed certain thresholds defined in our lease agreements. We may determine percentage rent due to us under our leases monthly, quarterly or annually, depending on the specific lease terms, and recognize it when all contingencies are met and the rent is earned. We recorded percentage rent of $6,600, $10,578 and $7,085 during the years ended December 31, 2023, 2022 and 2021, respectively.

We own all the escrowed reserves established for the regular refurbishment of our hotels, or FF&E reserves. We do not report the FF&E reserves for our managed hotels as FF&E reserve income.

Per Common Share Amounts. We calculate basic earnings per common share using the two class method. We calculate diluted earnings per share using the more dilutive of the two class method or the treasury stock method. Unvested share awards and other potentially dilutive common shares, together with the related impact on earnings, are considered when calculating diluted earnings per share. For the years ended December 31, 2023, 2022, and 2021, there were no dilutive common shares and certain unvested common shares were not included in the calculation of diluted earnings per share because to do so would have been antidilutive.

Segment Information. As of December 31, 2023, we had two reportable segments: hotel investments and net lease investments.

Income Taxes. We have elected to be taxed as a REIT under the United States Internal Revenue Code of 1986, as amended, and, as such, are generally not subject to federal and most state income taxation on our operating income provided we distribute our taxable income to our shareholders and meet certain organization and operating requirements. We are subject to income tax in Canada, Puerto Rico and certain states despite our qualification for taxation as a REIT. Further, we lease our managed hotels to our wholly owned TRSs that, unlike most of our subsidiaries, file a separate consolidated tax return and are subject to federal, state and foreign income taxes. Our consolidated income tax provision (or benefit) includes

(dollars in thousands, except per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

the income tax provision (or benefit) related to the operations of our TRSs and certain state and foreign income taxes incurred by us despite our qualification for taxation as a REIT.

The Income Taxes Topic of the Codification prescribes how we should recognize, measure and present in our consolidated financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Tax benefits are recognized to the extent that it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that has a greater than 50% likelihood of being realized upon settlement. Our tax returns filed for the 2020 through 2023 tax years are subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in our consolidated statements of comprehensive income (loss) as a component of general and administrative expense.

New Accounting Pronouncements. On November 27, 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, or ASU No. 2023-07, which requires public entities to: (i) provide disclosures of significant segment expenses and other segment items if they are regularly provided to the Chief Operating Decision Maker, or the CODM, and included in each reported measure of segment profit or loss; (ii) provide all annual disclosures about a reportable segment's profit or loss and assets currently required by ASC 280, *Segment Reporting*, or ASC 280, in interim periods; and (iii) disclose the CODM's title and position, as well as an explanation of how the CODM uses the reported measures and other disclosures. The amendments in ASU No. 2023-07 are incremental to the requirements in ASC 280 and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. ASU No. 2023-07 should be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact ASU No. 2023-07 will have on our consolidated financial statements and disclosures.

On December 14, 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, or ASU No. 2023-09, which requires public entities to enhance its annual income tax disclosures by requiring: (i) consistent categories and greater disaggregation of information in the rate reconciliation, and (ii) income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 should be applied prospectively but entities have the option to apply it retrospectively to all prior periods presented in the financial statements. ASU No. 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact ASU No. 2023-09 will have on our consolidated financial statements and disclosures.

Note 3. Real Estate Properties

As of December 31, 2023, we owned 221 hotels with an aggregate of 37,777 rooms or suites and 752 service-focused retail net lease properties with an aggregate of 13,341,172 square feet that are primarily subject to "triple net" leases, or net leases where the tenant is generally responsible for payment of operating expenses and capital expenditures of the property during the lease term. Our properties had an aggregate undepreciated carrying value of $9,799,642, including $13,305 related to properties classified as held for sale as of December 31, 2023.

Our real estate properties, at cost after impairments, consisted of land of $1,972,145, buildings and improvements of $7,443,750 and furniture, fixtures and equipment of $370,442, as of December 31, 2023; and land of $1,902,587, buildings and improvements of $7,271,864 and furniture, fixtures and equipment of $386,418, as of December 31, 2022. We funded capital improvements to certain of our properties of $235,530, $115,927 and $103,630 during 2023, 2022 and 2021, respectively.

(dollars in thousands, except per share amounts)

Note 3. Real Estate Properties (Continued)

At December 31, 2023, eight of our hotels were on land we leased partially or entirely from unrelated third parties. The average remaining term of these ground leases (including renewal options) is approximately 39 years (range of 11 years to 64 years). Ground rent payable under three of these ground leases is generally calculated as a percentage of hotel revenues. Seven of the eight ground leases require annual minimum rents averaging $337 per year; future rent under one ground lease has been prepaid. 14 of our net lease properties are also on land we leased partially or entirely from unrelated third parties. The remaining terms on these leases range from three months to 41 years with rents averaging $420 per year. Generally, payments of ground lease obligations are made by our managers or tenants. However, if a manager or tenant does not perform obligations under a ground lease or does not renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected property. Any pledge, sale or transfer of our interests in a ground lease may require the consent of the applicable ground lessor and its lenders.

Acquisitions

Our allocation of the purchase price for each of our acquisitions in 2023, 2022 and 2021, based on the estimated fair value of the acquired assets and assumed liabilities, is presented in the table below. We accounted for these transactions as acquisitions of assets.

Acquisition Date	Location	Property Type	Rooms or Suites / Square Feet	Purchase Price[1]	Land	Buildings and Improvements	Furniture, Fixtures and Equipment
Properties acquired during the year ended December 31, 2023:							
June 1, 2023	Miami Beach, FL	Hotel	250	$165,866	$83,200	$77,987	$4,679
Properties acquired during the year ended December 31, 2022:							
September 12, 2022	Stoughton, MA	Land	—	$ 2,766	$ 2,766	$ —	$ —
Properties acquired during the year ended December 31, 2021:							
March 9, 2021	Nashville, TN	Land	—	$ 7,709	$ 7,709	$ —	$ —

(1) Includes acquisition related costs of $466, $51 and $109 for the years ended December 31, 2023, 2022 and 2021, respectively.

Dispositions

During the years ended December 31, 2023, 2022 and 2021, we sold 31, 86 and 18 properties, respectively, for an aggregate sales price of $170,325, $559,848 and $52,332, respectively, excluding closing costs. The sales of these properties as presented in the table below do not represent significant dispositions, individually or in the aggregate, nor do they represent a strategic shift in our business. As a result, the results of the operations of these properties are included in continuing operations through the date of sale in our consolidated statements of comprehensive income (loss).

(dollars in thousands, except per share amounts)

Note 3. Real Estate Properties (Continued)

Property Type	Number of Properties	Rooms or Suites / Square Feet	Gross Sales Price	Gain / (Loss) on Sale of Real Estate, net
Properties sold during the year ended December 31, 2023:				
Hotels	18	2,526	$157,230	$41,861
Net Lease	13	160,310	13,095	1,378
	31	2,526 / 160,310	$170,325	$43,239
Properties sold during the year ended December 31, 2022:				
Hotels	65	8,296	$543,413	$48,202
Net Lease	21	138,638	16,435	(384)
	86	8,296 / 138,638	$559,848	$47,818
Properties sold during the year ended December 31, 2021:				
Hotels	7	669	$ 40,552	$ 9,590
Net Lease	11	97,276	11,780	1,932
	18	669 / 97,276	$ 52,332	$11,522

As of December 31, 2023, we had one hotel with 84 rooms and a carrying value of $4,060, and nine net lease properties with 128,159 square feet and an aggregate carrying value of $6,386 classified as held for sale. See Note 13 for further information on these properties.

From January 1, 2024 through February 22, 2024, we sold one net lease property with 4,100 square feet for a sale price of $257, excluding closing costs. We have also entered into agreements to sell one hotel with 84 keys for a sales price of $3,315 and four net lease properties with an aggregate of 55,276 square feet for an aggregate sales price of $3,121. These pending sales are subject to conditions; accordingly, we cannot be sure that we will complete these sales, that these sales will not be delayed or that the terms will not change. We believe it is more likely than not that the sales of these properties will be completed by year end 2024. We continue to market five net lease properties with an aggregate of 98,422 square feet for sale.

Note 4. Management Agreements and Leases

As of December 31, 2023, we owned 221 hotels included in four operating agreements and 752 service-focused retail properties net leased to 175 tenants. We do not operate any of our properties.

As of December 31, 2023, all 221 of our hotels were managed by subsidiaries of the following companies: Sonesta (195 hotels), Hyatt (17 hotels), Radisson (eight hotels) and IHG (one hotel). As of December 31, 2023, we owned 752 service-focused retail net lease properties with 175 tenants, including 176 travel centers leased to TA, our largest tenant. Hereinafter, these companies are sometimes referred to as our managers and/or tenants, or collectively, operators.

Hotel Agreements

Sonesta Agreement. As of December 31, 2023, Sonesta managed 40 of our full-service hotels, 111 of our extended stay hotels and 44 of our select service hotels pursuant to management agreements for all of the hotels, which we collectively refer to as our Sonesta agreement. The hotels Sonesta managed for us comprised approximately 49.8% of our total historical real estate investments.

We acquired one hotel in June 2023, and we and Sonesta added this hotel to our Sonesta agreement. We sold two Sonesta branded hotels and 65 Sonesta branded hotels during the years ended December 31, 2023 and 2022, respectively. See Note 3 for further information regarding our acquisition and disposition activities.

(dollars in thousands, except per share amounts)

Note 4. Management Agreements and Leases (Continued)

Our Sonesta agreement, which expires on January 31, 2037 and includes two 15-year renewal options, provides that we are paid an annual owner's priority return if gross revenues of the hotels, after payment of hotel operating expenses and management and related fees (other than Sonesta's incentive fee, if applicable), are sufficient to do so. The Sonesta agreement further provides that we are paid an additional return equal to 80% of the operating profits, as defined therein, after paying the owner's priority return, reimbursing owner or manager advances, funding FF&E reserves and paying Sonesta's incentive fee, if applicable. We do not have any security deposits or guarantees for our Sonesta hotels. We realized returns under our Sonesta agreement of $226,181, $196,721 and $53,853 during the years ended December 31, 2023, 2022 and 2021, respectively.

Our Sonesta agreement requires us to fund capital expenditures that we approve at the hotels. We incurred capital expenditures for hotels included in our Sonesta agreement in an aggregate amount of $172,028 and $94,479 during the years ended December 31, 2023 and 2022, respectively, which resulted in increases in our contractual annual owner's priority returns of $10,321 and $5,416, respectively. Our annual priority return under our Sonesta agreement as of December 31, 2023 was $353,953. We owed Sonesta $13,300 and $8,889 for capital expenditures and other reimbursements as of December 31, 2023 and 2022, respectively. Sonesta owed us $6,376 and $2,975 in owner's priority returns and other amounts as of December 31, 2023 and 2022, respectively. Amounts due from Sonesta are included in due from related persons and amounts owed to Sonesta are included in due to related persons in our consolidated balance sheets. Our Sonesta agreement requires that 5% of the hotel gross revenues be escrowed for future capital expenditures as FF&E reserves, subject to available cash flows after payment of the owner's priority returns due to us. No FF&E escrow deposits were required during any of the years ended December 31, 2023, 2022 or 2021.

Pursuant to our Sonesta agreement, we incurred management, reservation and system fees and reimbursement costs for certain guest loyalty, marketing programs and third-party reservation transmission fees of $118,146, $114,563 and $84,926 for the years ended December 31, 2023, 2022 and 2021, respectively. These fees and costs are included in hotel operating expenses in our consolidated statements of comprehensive income (loss). In addition, we incurred procurement and construction supervision fees payable to Sonesta of $1,791 and $1,331 for the years ended December 31, 2023 and 2022, respectively, which amounts have been capitalized in our consolidated balance sheets and are depreciated over the estimated useful lives of the related capital assets.

We are required to maintain working capital for each of our hotels managed by Sonesta and have advanced a fixed amount based on the number of rooms in each hotel to meet the cash needs for hotel operations. As of December 31, 2023 and 2022, we had advanced $48,490 and $48,580, respectively, of initial working capital to Sonesta net of any working capital returned to us on termination of the applicable management agreements in connection with hotels we have sold. These amounts are included in other assets in our consolidated balance sheets. Any remaining working capital would be returned to us upon termination in accordance with the terms of our Sonesta agreement.

In general, we and Sonesta may terminate the management agreement for events of default, casualty and condemnation events, although Sonesta may not terminate for certain events of default. We also have the right to terminate the management agreement if minimum performance thresholds are not met for any three of four applicable consecutive years starting in 2024. Pursuant to our Sonesta agreement, we or Sonesta may be obligated to pay the other party damages if the terminating party terminates a management agreement due to the other party's event of default.

See Notes 5 and 9 for further information regarding our relationship, agreements and transactions with Sonesta.

(dollars in thousands, except per share amounts)

Note 4. Management Agreements and Leases (Continued)

Hyatt Agreement. As of December 31, 2023, Hyatt managed 17 of our select service hotels pursuant to a portfolio management agreement that expires on March 31, 2031, or our Hyatt agreement, and provides that, as of December 31, 2023, we are to be paid an annual owner's priority return of $15,555. Any returns we receive from Hyatt are currently limited to the hotels' available cash flows, if any, after payment of operating expenses. Hyatt has provided us with a $30,000 limited guarantee for 75% of the aggregate annual owner's priority returns due to us that will become effective upon substantial completion of planned renovations of the hotels, which we currently expect to occur in 2024. We realized returns under our Hyatt agreement of $9,371, $12,281 and $9,388 during the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2021, we expensed $3,700 of working capital we previously funded under our Hyatt agreement because the amount was no longer expected to be recoverable. This amount is included in transaction related costs in our consolidated statements of comprehensive income (loss). In February 2024, we funded $2,300 of additional working capital to Hyatt. We may recover this amount in the future, if cash flows are sufficient to pay our owner's priority return and other amounts in accordance with our Hyatt agreement. During the years ended December 31, 2023 and 2022, we incurred capital expenditures for certain hotels included in our Hyatt agreement of $46,679 and $11,845, respectively, which resulted in an aggregate increase in our contractual annual owner's priority returns of $2,801 and $754, respectively.

Radisson Agreement. As of December 31, 2023, Radisson managed eight of our full service hotels pursuant to a portfolio management agreement that expires on July 31, 2031, or our Radisson agreement, and provides that we are to be paid an annual owner's priority return of $10,866. Radisson has provided us with a $22,000 limited guarantee for 75% of the aggregate annual owner's priority returns due to us that became effective on January 1, 2023, subject to adjustment for planned renovations of certain hotels, which we currently expect to be completed by the end of the second quarter of 2024. We realized returns under our Radisson agreement of $6,266, $6,387 and $11,364 for the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2023, the hotels under this agreement generated cash flows that were less than the guaranteed owner's priority level due to us for the period, and Radisson made $650 of guaranty payments to cover the shortfall. The available balance of the guaranty was $21,350 as of December 31, 2023. Radisson had previously provided us with a guaranty, which was limited to $47,253. During the year ended December 31, 2021, the hotels under this agreement generated cash flows that were less than the minimum returns due to us and Radisson made $13,238 of guaranty payments to cover the shortfall and the previous Radisson guaranty was exhausted. During the years ended December 31, 2023 and 2022, we incurred capital expenditures of $7,660 and $3,433, respectively, for the hotels included in our Radisson agreement, which resulted in an aggregate increase in our contractual owner's priority returns of $460 and $206, respectively.

Marriott Agreement. As of December 31, 2023, we sold all 16 hotels previously managed by Marriott International, Inc., or Marriott. We realized a net operating loss under our management agreement with Marriott of $2,762 during the year ended December 31, 2023 and returns of $8,942 and $2,830 during the years ended December 31, 2022 and 2021, respectively. We did not incur capital expenditures for any of the hotels included in our management agreement with Marriott during either of the years ended December 31, 2023 or 2022.

IHG Agreement. Our management agreement with IHG for one hotel expires on January 31, 2026. We realized returns under our management agreement with IHG of $4,800, $3,561 and $337 for the years ended December 31, 2023, 2022 and 2021, respectively. Any returns we receive from IHG are limited to the hotel's available cash flows, if any, after payment of operating expenses. During the year ended December 31, 2021, we expensed $16,711 of working capital we previously funded under our IHG agreement because the amount was no longer, at that time, expected to be recoverable. During the year ended December 31, 2023, we recovered $5,797 of the working capital that was previously expensed. Both amounts are included in

(dollars in thousands, except per share amounts)

Note 4. Management Agreements and Leases (Continued)

transaction related costs in our consolidated statements of comprehensive income (loss). During the years ended December 31, 2023 and 2022, we incurred capital expenditures for our hotel in our IHG agreement of $542 and $451, respectively.

Net Lease Portfolio

As of December 31, 2023, we owned 752 service-focused retail net lease properties with an aggregate of 13,341,172 square feet with leases requiring annual minimum rents of $372,319 with a weighted (by annual minimum rents) average remaining lease term of 8.8 years. Our net lease properties were 97.1% occupied and leased by 175 tenants operating under 137 brands in 21 distinct industries.

TA Leases. As of December 31, 2023, TA is our largest tenant, representing 28.8% of our total historical real estate investments. Pursuant to the A&R Leases, as defined and described below, we lease to TA a total of 176 travel centers under five master leases that expire in 2033, or our TA leases, subject to TA's right to extend those leases, and require annual minimum rents of $254,000 as of December 31, 2023. As of December 31, 2023, the number of travel centers, the terms and the annual minimum rents owed to us by TA under our TA leases was as follows:

	Number of Travel Centers	Initial Term End(1)	Annualized Minimum Rent
TA No. 1 Lease	35	May 14, 2033	$ 52,001
TA No. 2 Lease	36	May 14, 2033	46,111
TA No. 3 Lease	34	May 14, 2033	44,366
TA No. 4 Lease	36	May 14, 2033	47,023
TA No. 5 Lease	35	May 14, 2033	64,499
	176		$254,000

(1) TA has five renewal options of 10 years each under each of our TA leases.

Our TA leases are "triple net" leases that require TA to pay all costs incurred in the operation of the leased travel centers, including personnel, utility, inventory, customer service and insurance expenses, real estate and personal property taxes, environmental related expenses, underground storage tank maintenance costs and ground lease payments at those travel centers at which we lease the property and sublease it to TA. Our TA leases generally require TA to indemnify us for certain environmental matters and for liabilities that arise during the terms of the leases from ownership or operation of the leased travel centers. Our TA leases do not require FF&E escrow deposits. However, TA is required to maintain the leased travel centers, including structural and non-structural components.

We recognized rental income from our TA leases of $266,263, $259,093 and $248,291 for the years ended December 31, 2023, 2022 and 2021, respectively. Rental income was increased by $7,932 for the year ended December 31, 2023 and decreased by $13,143 and $13,237 for the years ended December 31, 2022 and 2021, respectively, to record the scheduled rent changes on a straight line basis. TA was required to pay us previously deferred rent obligations in quarterly installments of $4,404 through January 31, 2023. TA paid us the final quarterly installment owed to us in January 2023. As of December 31, 2023 and 2022, we had receivables for current rent amounts owed to us by TA and straight line rent adjustments of $19,816 and $30,764, respectively, included in other assets, net and due from related persons, respectively, in our consolidated balance sheets.

Until May 15, 2023, our TA leases required TA to pay us percentage rent based upon increases in certain sales. We recognized percentage rent due under our TA leases as rental income when all contingencies

(dollars in thousands, except per share amounts)

Note 4. Management Agreements and Leases (Continued)

were met. We recognized percentage rent of $3,507, $10,578 and $7,085 during the years ended December 31, 2023, 2022 and 2021, respectively, under our TA leases.

We did not fund any improvements under these leases during either of the years ended December 31, 2023 or 2022.

TA Merger

On May 15, 2023, BP Products North America Inc. acquired TA pursuant to a merger, or the TA Merger, for $86.00 per common share in cash. At the effective time of the TA Merger, we entered into amended and restated lease agreements, or the A&R Leases, for 176 of our travel center properties. Under the A&R Leases, the aggregate annual minimum rent due to our applicable subsidiaries is $254,000, with annual 2% increases throughout the initial term of 10 years and any of the five 10-year extension options that may be exercised, and there is no percentage rent requirement. TA prepaid $188,000 of rent under the A&R Leases at the effective time of the TA Merger and TA will receive monthly rent credits totaling $25,000 per year over the 10-year initial term of the A&R Leases. In addition, we received $89,400 for certain tradenames and trademarks associated with TA's business that we sold to TA in connection with the TA Merger, which amount equaled our net book value for those tradenames and trademarks. TA is required to maintain the leased travel centers, including structural and non-structural components. In addition, TA has a right of first offer with respect to certain potential sales of travel center properties included in the A&R Leases.

Pursuant to the amended and restated guaranty amendments entered into at the effective time of the TA Merger, or the A&R Guarantees, BP Corporation North America Inc. guaranteed payment under each of the A&R Leases. BP Corporation North America Inc.'s obligations under the A&R Guarantees are limited by an aggregate cap which was approximately $3,037,475 as of December 31, 2023. Following the TA Merger, TA ceased being a related party.

On February 2, 2024, TA acquired the leasehold interest of one of our travel centers from a third party landlord. The aggregate minimum rent due to us under our leases with TA for the remaining 175 travel centers is unchanged as a result of TA's acquisition of this leasehold interest.

For more information regarding our relationship with TA, including the TA Merger and related transactions, see Notes 5 and 9.

Our other net lease agreements generally provide for minimum rent payments and in addition may include variable payments. Rental income from operating leases, including any payments derived by index or market-based indices, is recognized on a straight-line basis over the lease term when we have determined the collectability of substantially all of the lease payments is probable. Some of our leases have options to extend or terminate the lease exercisable at the option of our tenants, which are considered when determining the lease term. We recognized rental income from our net lease properties (excluding TA) of $129,566, $135,522 and $140,803 for the years ended December 31, 2023, 2022 and 2021, respectively, which included $5,233, $5,367 and $10,616, respectively, of adjustments to record scheduled rent changes under certain of our leases on a straight line basis.

We continually review receivables related to rent, straight-line rent and property operating expense reimbursements and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. The review includes an assessment of whether substantially all of the amounts due under a tenant's lease are probable of collection. For leases that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease

(dollars in thousands, except per share amounts)

Note 4. Management Agreements and Leases (Continued)

term. For leases that are deemed not probable of collection, revenue is recorded as cash is received. We recognize all changes in the collectability assessment for an operating lease as an adjustment to rental income. We recorded reserves for uncollectable amounts and reduced rental income by $4,927 during the year ended December 31, 2023 and reduced our reserves for uncollectable amounts and increased rental income by $320 and $9 during the years ended December 31, 2022 and 2021, respectively, based on our assessment of the collectability of rents. We had reserves for uncollectable rents of $3,436 and $7,697 as of December 31, 2023 and 2022, respectively, included in other assets in our consolidated balance sheets.

Additional lease information (as lessor). As of December 31, 2023, our leases with parties other than our TRSs, provide for contractual minimum rents to be paid to us during the remaining current terms as follows:

Year	Amount
2024	$ 377,775
2025	377,571
2026	371,649
2027	367,491
2028	362,288
Thereafter	1,799,925
Total	$3,656,699

Additional lease information (as lessee). As of December 31, 2023, eight of our hotels were subject to ground leases where we are the lessee. In addition, our hotel operators enter various leases on our behalf in the normal course of business at our hotels, or our hotel operating leases. We calculated right of use assets and lease liabilities as the present value of the remaining lease payment obligations for our operating leases, which include the ground leases and hotel operating leases, over the remaining lease term using our estimated incremental borrowing rate. The right of use assets and related lease liabilities are included within other assets, net and accounts payable and other liabilities, respectively, in our consolidated balance sheets.

At December 31, 2023 and 2022, our right of use assets and related lease liabilities each totaled $157,127 and $177,264, respectively, which represented our future obligations under our operating leases and are included in other assets, net and accounts payable and other liabilities, respectively, in our consolidated balance sheets. Our operating leases require minimum fixed rent payments, percentage rent payments based on a percentage of hotel revenues in excess of certain thresholds and rent payments equal to the greater of a minimum fixed rent or percentage rent. Rental expense related to our hotel operating leases of $9,618, $11,148 and $12,182 for the years ended December 31, 2023, 2022 and 2021, respectively, is included in hotel operating expenses within our consolidated statements of comprehensive income (loss). For operating leases related to our net lease properties, our tenants are required to pay the rental expense. As of December 31, 2023, our operating leases provide for contractual minimum rent payments to third parties during the remaining lease terms, as follows:

(dollars in thousands, except per share amounts)

Note 4. Management Agreements and Leases (Continued)

Year	Amount
2024	$ 14,003
2025	14,076
2026	14,198
2027	14,087
2028	13,891
Thereafter	216,217
Total lease payments	286,472
Less: imputed interest	(129,345)
Present value of lease liabilities(1)	$ 157,127

(1) The weighted average discount rate used to calculate the lease liability and the weighted average remaining term for our ground leases (assuming all extension options) and our hotel operating leases are approximately 5.4% and 20 years (range of three months to 64 years) and 6.7% and 33 years (range of four months to 50 years), respectively.

Generally, payments of ground lease obligations are made by our managers or tenants. However, if a manager or tenant did not perform obligations under a ground lease or did not renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected property.

Note 5. Other Investments

Equity Method Investment

As of both December 31, 2023 and 2022, we owned 34% of Sonesta's outstanding common stock. We account for our 34% non-controlling interest in Sonesta under the equity method of accounting.

As of December 31, 2023 and 2022, our investment in Sonesta had a carrying value of $113,304 and $112,617, respectively. On the date of acquisition of our initial equity interest in Sonesta (February 27, 2020), the cost basis of our investment in Sonesta exceeded our proportionate share of Sonesta's total stockholders' equity book value by an aggregate of $8,000. As required under GAAP, we are amortizing this difference to equity in earnings of an investee over 31 years, the weighted average remaining useful life of the real estate assets and intangible assets and liabilities owned by Sonesta as of the date of our acquisition. We recorded amortization of the basis difference of $260 in each of the years ended December 31, 2023, 2022 and 2021. We recognized (losses) earnings of ($4,382), $2,856, and ($941) related to our investment in Sonesta for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts are included in equity in (losses) earnings of an investee in our consolidated statements of comprehensive income (loss).

We recorded a liability of $42,000 for the fair value of our initial investment in Sonesta, as no cash consideration was exchanged related to the modification of our management agreement with, and investment in, Sonesta. This liability for our investment in Sonesta is included in accounts payable and other liabilities in our consolidated balance sheets and is being amortized on a straight-line basis through January 31, 2037, as a reduction to hotel operating expenses in our consolidated statements of comprehensive income (loss). We reduced hotel operating expenses by $2,484 for each of the years ended December 31, 2023, 2022 and 2021, for amortization of this liability. As of December 31, 2023 and 2022, the unamortized balance of this liability was $32,479 and $34,963, respectively.

In 2021, we funded a $25,443 capital contribution to Sonesta related to its acquisition of Red Lion Hotels Corporation to maintain our pro rata ownership. In 2022, we funded an aggregate of $45,470 of

(dollars in thousands, except per share amounts)

Note 5. Other Investments (Continued)

capital contributions to Sonesta related to Sonesta's acquisition of a portfolio of four hotels located in New York, New York. In 2023, we funded a $5,134 capital contribution to Sonesta to support their growth initiatives, including their franchising efforts. We continue to maintain our 34% ownership in Sonesta after giving effect to these fundings.

Summarized financial information for Sonesta as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 is as follows:

	December 31,	
	2023	2022
Total current assets	$171,265	$156,321
Total noncurrent assets	$694,828	$580,856
Total current liabilities	$155,935	$141,345
Total noncurrent liabilities	$342,839	$232,357
Non-controlling interest	$ 54,963	$ 54,657

	Year Ended December 31,		
	2023	2022	2021
Total revenues	$765,011	$681,434	$478,097
Operating income (loss)	$ 5,013	$ 21,929	$ (1,526)
Net (loss) income	$ (10,823)	$ 10,056	$ (2,009)
Net (loss) income attributable to shareholders	$ (11,404)	$ 9,184	$ (2,009)

See Notes 4 and 9 for further information regarding our relationship, agreements and transactions with Sonesta.

Investment in Equity Securities

As discussed in Note 4, the TA Merger occurred on May 15, 2023. We received $86.00 in cash for each share of TA common stock that we owned, or a total of $101,892, as a result of the TA Merger. As of May 15, 2023 and December 31, 2022, we owned 1,184,797 shares of TA common stock, representing approximately 7.8% of TA's outstanding shares of common stock, and reported them at fair value based on quoted market prices (Level 1 inputs as defined in the fair value hierarchy under GAAP). Our TA shares had a carrying value of $101,893 and $53,055 as of May 15, 2023 and December 31, 2022, respectively. Our historical cost basis for these shares was $24,418 as of both May 15, 2023 and December 31, 2022. We recorded gains and losses of $48,837, ($8,104) and $22,535 for the years ended December 31, 2023, 2022 and 2021, respectively, to adjust the carrying value of our investment in shares of TA common stock to its fair value.

See Notes 4 and 9 for further information regarding our relationship, agreements and transactions with TA.

Note 6. Indebtedness

Our principal debt obligations at December 31, 2023 were: (1) $4,025,000 aggregate outstanding principal amount of senior unsecured notes; (2) $1,000,000 aggregate outstanding principal amount of senior secured notes; and (3) $608,569 aggregate outstanding principal amount of net lease mortgage notes. We had no amounts outstanding under our revolving credit facility as of December 31, 2023.

(dollars in thousands, except per share amounts)

Note 6. Indebtedness (Continued)

On June 29, 2023, we entered into an amended and restated credit agreement, or our credit agreement, governing our $650,000 secured revolving credit facility. This new facility replaced our prior $800,000 secured revolving credit facility, which had a maturity date of July 15, 2023, and is available for general business purposes, including acquisitions. We can borrow, repay and reborrow funds available under the new facility until maturity and no principal repayments are due until maturity. The maturity date of the new facility is June 29, 2027, and, subject to the payment of an extension fee and meeting certain other conditions, we have an option to further extend the stated maturity date of the new facility by two additional six-month periods.

Interest payable on drawings under the new facility is based on the secured overnight financing rate plus a margin ranging from 1.50% to 3.00% based on our leverage ratio, as defined in our credit agreement, which was 2.50% as of December 31, 2023. As collateral for all loans and other obligations under the new facility, certain of our subsidiaries pledged all of their respective equity interests in certain of our direct and indirect property owning subsidiaries, and our pledged subsidiaries provided first mortgage liens on 69 properties, including 66 hotels and three net lease properties, with an undepreciated carrying value of $1,594,253 as of December 31, 2023. In addition, in order to maintain compliance with the minimum collateral property availability covenant as defined in the credit agreement, in February 2024, we added three hotels with an undepreciated carrying value of $114,635 as of December 31, 2023, as collateral under the agreement. We also pay unused commitment fees of 20 to 30 basis points per annum on the total amount of lending commitments under our revolving credit facility based on amounts outstanding. As of December 31, 2023 and 2022, the annual interest rate payable on borrowings under the new or prior revolving credit facility was 7.88% and 6.79%, respectively. We had no borrowings outstanding under either the new or prior revolving credit facility during the year ended December 31, 2023. The weighted average annual interest rate for borrowings under the prior revolving credit facility was 3.85% and 2.85% for the years ended December 31, 2022 and 2021, respectively. As a result of the amendment, we recorded a loss on early extinguishment of debt of $238 during the year ended December 31, 2023, which represented the write-off of certain unamortized issuance costs.

Our debt agreements provide for acceleration of payment of all amounts outstanding upon the occurrence and continuation of certain events of default, such as, in the case of our credit agreement, a change of control of us, which includes RMR ceasing to act as our business manager. Our debt agreements also contain covenants, including those that restrict our ability to incur debts or to make distributions under certain circumstances and generally require us to maintain certain financial ratios. We believe we were in compliance with the terms and conditions of our debt agreements as of December 31, 2023.

Senior Secured Notes Issuance

On November 16, 2023, we issued $1,000,000 principal amount of 8.625% senior secured notes due 2031. The aggregate net proceeds from this offering were $967,525, after initial purchaser discounts and other offering expenses. These notes are fully and unconditionally guaranteed on a joint and several basis by (i) newly formed wholly owned subsidiaries, or the TA Landlord Subsidiaries, that are the landlords with respect to a portion of our properties leased to TA and the immediate parent entity of the TA Landlord Subsidiaries, or the Pledgor, and (ii) all of our subsidiaries that guarantee our existing senior unsecured notes. The subsidiary guarantee provided by the Pledgor is secured by first-priority liens on the equity interests of the TA Landlord Subsidiaries. The Pledgor and the TA Landlord Subsidiaries have agreed not to guarantee any of our or our subsidiaries other indebtedness. These notes are secured by first-priority liens on the equity interests of subsidiaries that own and lease 70 of our travel center properties with an undepreciated carrying value of $785,876 as of December 31, 2023.

(dollars in thousands, except per share amounts)

Note 6. Indebtedness (Continued)

Senior Unsecured Notes Redemptions

On March 8, 2023, we redeemed at par all of our outstanding 4.50% senior notes due in 2023 for a redemption price equal to the principal amount of $500,000, plus accrued and unpaid interest. As a result of the redemption, we recorded a loss on early extinguishment of debt of $44 during the year ended December 31, 2023, which represented the unamortized discounts and issuance costs related to these notes.

On December 9, 2023, we redeemed at par all of our outstanding 4.65% and 4.35% senior unsecured notes due in 2024 for redemption prices equal to the principal amounts of $350,000 and $825,000, respectively, plus accrued and unpaid interest. As a result of these redemptions, we recorded an aggregate loss on early extinguishment of debt of $1,242 during the year ended December 31, 2023, which represented the unamortized discounts and issuance costs related to these notes.

All of our senior notes are prepayable at any time prior to their maturity date at par plus accrued interest plus a premium equal to a make whole amount, as defined, generally designed to preserve a stated yield to the noteholder. Interest on all of our senior notes is payable semi-annually in arrears.

None of our unsecured debt obligations require sinking fund payments prior to their maturity dates.

Net Lease Mortgage Notes Issuance

On February 10, 2023, our wholly owned, special purpose bankruptcy remote, indirect subsidiary, SVC ABS LLC, or the Issuer, issued $610,200 in aggregate principal amount of net lease mortgage notes. Net proceeds from this issuance were $550,564 after initial purchaser discounts and offering costs. The Issuer is a separate legal entity and is the sole owner of its assets and liabilities. The assets of the Issuer are not available to pay or otherwise satisfy obligations to the creditors of any owners or affiliates of the Issuer.

The Class A notes and the Class B notes noted in the table below require monthly principal repayments at an annualized rate of 0.50% and 0.25% of the balance outstanding, respectively, and the Class C notes noted in the table below require interest payments only, with balloon payments due at maturity. The notes mature in February 2028 and may be redeemed without penalty 24 months prior to the scheduled maturity date beginning in February 2026. The notes are non-recourse and are secured by 308 net lease retail properties owned by the Issuer. The current leases relating to those properties require annual minimum rents of $63,283 and the properties had an undepreciated carrying value of $755,116 as of December 31, 2023.

Our net lease mortgage notes are summarized below:

Note Class	Principal Outstanding as of December 31, 2023	Coupon Rate	Term (in years)	Maturity
Class A	$303,729	5.15%	5	February 2028
Class B	172,640	5.55%	5	February 2028
Class C	132,200	6.70%	5	February 2028
Total / weighted average	$608,569	5.60%		

(dollars in thousands, except per share amounts)

Note 6. Indebtedness (Continued)

The required principal payments due during the next five years and thereafter under all our outstanding debt at December 31, 2023 were as follows:

Year	Amount
2024	$ 1,958
2025	1,151,958
2026	801,958
2027	851,958
2028	1,000,737
Thereafter	1,825,000
Total	$5,633,569

Note 7. Shareholders' Equity

Share Awards

We have common shares available for issuance under the terms of our Amended and Restated 2012 Equity Compensation Plan, or our Share Award Plan. During the years ended December 31, 2023, 2022 and 2021, we awarded shares to our Trustees, officers and other employees of RMR as follows:

Year	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Value of Grants
2023	438,000	$ 7.88	$3,451
2022	433,500	$ 6.63	$2,874
2021	340,700	$11.26	$3,839

The value of the share awards were based upon the closing price of our common shares on The Nasdaq Stock Market LLC, or Nasdaq, on the date of the awards. The common shares awarded to our Trustees vest immediately. The common shares awarded to our officers and certain other employees of RMR (in those capacities) vest in five equal annual installments beginning on the date of the award. Shares forfeited are recognized as they occur. Share awards are expensed ratably over the vesting period and the value of such share awards are included in general and administrative expense in our consolidated statements of comprehensive income (loss). See Note 9 for a further discussion of the awards we made to our officers and certain other employees of RMR.

(dollars in thousands, except per share amounts)

Note 7. Shareholders' Equity (Continued)

A summary of shares awarded, vested, forfeited and unvested under the terms of the Share Award Plan for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023		2022		2021	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares, beginning of year	588,830	$8.81	425,030	$11.93	325,900	$14.71
Shares awarded	438,000	$7.88	433,500	$ 6.63	340,700	$11.26
Shares vested	(394,470)	$9.21	(266,300)	$10.20	(240,470)	$14.78
Shares forfeited	(22,400)	$8.91	(3,400)	$12.08	(1,100)	$12.96
Unvested shares, end of year	609,960	$7.88	588,830	$ 8.81	425,030	$11.93

The 609,960 unvested shares as of December 31, 2023 are scheduled to vest as follows: 212,820 shares in 2024, 181,340 shares in 2025, 139,800 shares in 2026 and 76,000 shares in 2027. As of December 31, 2023, the estimated future compensation expense for the unvested shares was $4,294. The weighted average period over which the compensation expense will be recorded is approximately 23 months. During the years ended December 31, 2023, 2022 and 2021, we recorded $3,417, $2,775 and $2,964, respectively, of compensation expense related to the Share Award Plan.

At December 31, 2023, 1,084,131 of our common shares remain reserved for issuance under our Share Award Plan.

Share Purchases

During the years ended December 31, 2023, 2022 and 2021, we purchased our common shares from our officers and certain other current and former officers and employees of RMR in satisfaction of tax withholding and payment obligations in connection with the vesting of our common shares as follows:

Year	Aggregate Number of Shares Purchased	Weighted Average Purchase Price	Value
2023	98,571	$ 8.14	$802
2022	69,867	$ 6.72	$470
2021	71,100	$11.11	$790

Distributions

During the years ended December 31, 2023, 2022 and 2021, we paid distributions on our common shares as follows:

			Characterization of Distributions			
Year	Annual Per Share Distribution	Total Distributions	Ordinary Income	Capital Gain	Return of Capital	Qualified Dividend(1)
2023	$0.80	$132,430	9.30%	86.15%	4.55%	6.25%
2022	$0.23	$ 38,044	—%	—%	100.00%	—%
2021	$0.04	$ 6,596	—%	—%	100.00%	—%

(1) Qualified Dividends are a subset of, and included in, the Ordinary Income amount.

(dollars in thousands, except per share amounts)

Note 7. Shareholders' Equity (Continued)

On January 11, 2024, we declared a regular quarterly distribution of $0.20 per common share, or $33,154. This distribution was paid on February 15, 2024 to shareholders of record on January 22, 2024.

Cumulative Other Comprehensive Income (Loss)

Cumulative other comprehensive income (loss) represents our share of the comprehensive income (loss) of Sonesta. See Notes 4, 5 and 9 for further information regarding this investment.

Note 8. Business and Property Management Agreements with RMR

We have no employees. The personnel and various services we require to operate our business are provided to us by RMR. We have two agreements with RMR to provide management services to us: (1) a business management agreement, which relates to our business generally, and (2) a property management agreement, which relates to our property level operations of our net lease portfolio, the office building component of one of our hotels and major renovation or repositioning activities at our hotels that we may request RMR to manage from time to time. Effective as of the completion of the TA Merger, we and RMR agreed to include the properties we lease to TA in our property management agreement. See Note 9 for further information regarding our relationship, agreements and transactions with RMR.

Management Agreements with RMR. Our management agreements with RMR provide for an annual base management fee, an annual incentive management fee and property management and construction supervision fees, payable in cash, among other terms:

- *Base Management Fee.* The annual base management fee payable to RMR by us for each applicable period is equal to the lesser of:
  - the sum of (a) 0.7% of the average aggregate historical cost of our real estate investments up to $250,000, plus (b) 0.5% of the average aggregate historical cost of our real estate investments exceeding $250,000; and
  - the sum of (a) 0.7% of the average closing price per share of our common shares on the stock exchange on which such shares are principally traded, during such period, multiplied by the average number of our common shares outstanding during such period, plus the daily weighted average of the aggregate liquidation preference of each class of our preferred shares outstanding during such period, plus the daily weighted average of the aggregate principal amount of our consolidated indebtedness during such period, or, together, our Average Market Capitalization, up to $250,000, plus (b) 0.5% of our Average Market Capitalization exceeding $250,000.

The average aggregate historical cost of our real estate investments includes our consolidated assets invested, directly or indirectly, in equity interests in or loans secured by real estate and personal property owned in connection with such real estate (including acquisition related costs and costs which may be allocated to intangibles or are unallocated), all before reserves for depreciation, amortization, impairment charges or bad debts or other similar non-cash reserves.

- *Incentive Management Fee*. The incentive management fee which may be earned by RMR for an annual period is calculated as follows:
  - An amount, subject to a cap based on the value of our common shares outstanding, equal to 12% of the product of:
    - our equity market capitalization on the last trading day of the year immediately prior to the relevant three year measurement period, and

(dollars in thousands, except per share amounts)

Note 8. Business and Property Management Agreements with RMR (Continued)

- the amount (expressed as a percentage) by which the total return per share, as defined in the business management agreement and further described below, of our common shareholders (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the applicable market index, or the benchmark return per share, for the relevant measurement period. The MSCI U.S. REIT/Hotel & Resort REIT Index is the benchmark index for periods on and after August 1, 2021, and the SNL U.S. REIT Hotel Index is the benchmark index for periods prior to August 1, 2021.

For purposes of the total return per share of our common shareholders, share price appreciation for a measurement period is determined by subtracting (1) the closing price of our common shares on Nasdaq on the last trading day of the year immediately before the first year of the applicable measurement period, or the initial share price, from (2) the average closing price of our common shares on the 10 consecutive trading days having the highest average closing prices during the final 30 trading days in the last year of the measurement period.

- The calculation of the incentive management fee (including the determinations of our equity market capitalization, initial share price and the total return per share of our common shareholders) is subject to adjustments if we issue or repurchase our common shares, or if our common shares are forfeited, during the measurement period.
- No incentive management fee is payable by us unless our total return per share during the measurement period is positive.
- The measurement periods are three year periods ending with the year for which the incentive management fee is being calculated.
- If our total return per share exceeds 12% per year in any measurement period, the benchmark return per share is adjusted to be the lesser of the total shareholder return of the applicable market index for such measurement period and 12% per year, or the adjusted benchmark return per share. In instances where the adjusted benchmark return per share applies, the incentive management fee will be reduced if our total return per share is between 200 basis points and 500 basis points below the applicable market index in any year, by a low return factor, as defined in the business management agreement, and there will be no incentive management fee paid if, in these instances, our total return per share is more than 500 basis points below the applicable market index in any year, determined on a cumulative basis (i.e., between 200 basis points and 500 basis points per year multiplied by the number of years in the measurement period and below the applicable market index).
- The incentive management fee is subject to a cap. The cap is equal to the value of the number of our common shares which would, after issuance, represent 1.5% of the number of our common shares then outstanding multiplied by the average closing price of our common shares during the 10 consecutive trading days having the highest average closing prices during the final 30 trading days of the relevant measurement period.
- Incentive management fees we paid to RMR for any period may be subject to "clawback" if our financial statements for that period are restated due to material non-compliance with any financial reporting requirements under the securities laws as a result of the bad faith, fraud, willful misconduct or gross negligence of RMR and the amount of the incentive management fee we paid was greater than the amount we would have paid based on the restated financial statements.

Pursuant to our business management agreement with RMR, we recognized net business management fees of $33,352, $35,495 and $42,137 for the years ended December 31, 2023, 2022 and 2021, respectively. The net business management fees we recognized are included in general and administrative expense in our

(dollars in thousands, except per share amounts)

Note 8. Business and Property Management Agreements with RMR (Continued)

consolidated statements of comprehensive income (loss) for these periods. The net business management fees we recognized reflect a reduction of $3,585, $3,585 and $3,584 for the years ended December 31, 2023, 2022 and 2021, respectively, for the amortization of the liability we recorded in connection with our former investment in RMR Inc.

- *Property Management and Construction Supervision Fees.* The property management fees payable to RMR by us for each applicable period are equal to 3.0% of gross collected rents and the construction supervision fees payable to RMR by us for each applicable period are equal to 5.0% of construction costs for our net lease portfolio, and the office building component of one of our hotels that are subject to our property management agreement with RMR. Effective as of the completion of the TA Merger, we and RMR agreed to include the properties we lease to TA in our property management agreement. The property management fees payable to RMR by us for the properties we lease to TA begin in 2024 and are equal to 1.0% of gross collected rents for the 2024 calendar year, 2.0% of gross collected rents for the 2025 calendar year and 3.0% of gross collected rents for the 2026 calendar year and thereafter. On June 22, 2021, we and RMR amended our property management agreement to, among other things, provide for RMR's oversight of any major capital projects and repositioning activities at our hotels, including our hotels that are managed by Sonesta, as we may request from time to time. RMR will receive the same fee previously paid to Sonesta for these services, which is equal to 3% of the cost of any such major capital project or repositioning activity.

Pursuant to our property management agreement with RMR, we recognized aggregate property management and construction supervision fees of $8,368, $6,128 and $4,489 for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts are included in net lease operating expenses or have been capitalized as appropriate in our consolidated financial statements. For the years ended December 31, 2023, 2022 and 2021, $3,702, $3,998 and $3,674, respectively, of property management fees were recognized as net lease operating expenses in our consolidated statements of comprehensive income (loss) and $4,666, $2,130 and $815, respectively, were capitalized as building improvements in our consolidated balance sheets and are being depreciated over the estimated useful lives of the related capital assets.

- *Expense Reimbursement.* We are generally responsible for all of our operating expenses, including certain expenses incurred or arranged by RMR on our behalf. We are generally not responsible for payment of RMR's employment, office or administrative expenses incurred to provide management services to us, except for the employment and related expenses of RMR employees assigned to work exclusively or partly at our net lease properties and the office building component of one of our hotels, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function, and as otherwise agreed. Our property level operating expenses are generally incorporated into rents charged to our tenants, including certain payroll and related costs incurred by RMR. We reimbursed RMR $4,648, $3,258 and $2,971 for these expenses and costs for the years ended December 31, 2023, 2022 and 2021, respectively. We included these amounts in net lease operating expenses and general and administrative expense, as applicable, for these periods.
- *Term.* Our management agreements with RMR have terms that end on December 31, 2043, and automatically extend on December 31st of each year for an additional year, so that the terms of our management agreements thereafter end on the 20th anniversary of the date of the extension.
- *Termination Rights*. We have the right to terminate one or both of our management agreements with RMR: (i) at any time on 60 days' written notice for convenience, (ii) immediately on written notice for cause, as defined therein, (iii) on written notice given within 60 days after the end of an applicable calendar year for a performance reason, as defined therein, and (iv) by written notice during the 12 months following a change of control of RMR, as defined therein. RMR has the right to terminate the management agreements for good reason, as defined therein.

Note 8. Business and Property Management Agreements with RMR (Continued)

- *Termination Fee*. If we terminate one or both of our management agreements with RMR for convenience, or if RMR terminates one or both of our management agreements for good reason, we have agreed to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined therein, for the terminated management agreement(s) for the term that was remaining prior to such termination, which, depending on the time of termination would be between 19 and 20 years. If we terminate one or both of our management agreements with RMR for a performance reason, we have agreed to pay RMR the termination fee calculated as described above, but assuming a 10 year term was remaining prior to the termination. We are not required to pay any termination fee if we terminate our management agreements with RMR for cause or as a result of a change of control of RMR.

- *Transition Services.* RMR has agreed to provide certain transition services to us for 120 days following an applicable termination by us or notice of termination by RMR, including cooperating with us and using commercially reasonable efforts to facilitate the orderly transfer of the management and real estate investment services provided under our business management agreement and to facilitate the orderly transfer of the management of the managed properties under our property management agreement, as applicable.

- *Vendors.* Pursuant to our management agreements with RMR, RMR may from time to time negotiate on our behalf with certain third party vendors and suppliers for the procurement of goods and services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR or its subsidiaries provides management services for the purpose of obtaining more favorable terms from such vendors and suppliers.

- *Investment Opportunities*. Under our business management agreement with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to ours and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR.

Note 9. Related Person Transactions

We have relationships and historical and continuing transactions with TA, Sonesta, RMR, RMR Inc., and others related to them, including other companies to which RMR or its subsidiaries provide management services and some of which have trustees, directors or officers who are also our Trustees or officers. As of the effective time of the TA Merger on May 15, 2023, TA is no longer a related person to us. RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., and is chair of the board of directors and a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. John G. Murray, our other Managing Trustee and our former President and Chief Executive Officer, also serves as an officer and employee of RMR and as president and chief executive officer of Sonesta. In addition, each of our other officers serves as an officer of RMR. Some of our Independent Trustees also serve as independent trustees of other public companies to which RMR or its subsidiaries provide management services. Adam Portnoy serves as chair of the boards and as a managing trustee of these public companies. Other officers of RMR, including Mr. Murray and certain of our officers, serve as managing trustees or officers of certain of these companies.

Our Manager, RMR. We have two agreements with RMR to provide management services to us. See Note 8 for further information regarding our management agreements with RMR.

SERVICE PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands, except per share amounts)

Note 9. Related Person Transactions (Continued)

Share Awards to RMR Employees. As described in Note 7, we award shares to our officers and other employees of RMR annually. Generally, one fifth of these awards vest on the award date and one fifth vests on each of the next four anniversaries of the award dates. In certain instances, we may accelerate the vesting of an award, such as in connection with the award holder's retirement as an officer of us or an officer or employee of RMR. These awards to RMR employees are in addition to the share awards to our Managing Trustees, as Trustee compensation, and the fees we paid to RMR. See Note 7 for information regarding our share awards activity as well as certain share purchases we made in connection with share award recipients satisfying tax withholding obligations on the vesting of share awards.

TA. We lease 176 of our travel centers to TA under the TA leases. RMR provides management services to us and, until the TA Merger, provided services to TA, and Mr. Portnoy, until the TA Merger, also served as the chair of the board of directors and as a managing director of TA and, as of immediately prior to the TA Merger, beneficially owned 661,506 shares of TA common stock (including through RMR), representing approximately 4.4% of TA's outstanding shares of common stock.

See Notes 4 and 5 for further information regarding our relationships, agreements and transactions with TA.

Sonesta. Sonesta is a private company of which Adam Portnoy, one of our Managing Trustees, is a director and the controlling stockholder. One of Sonesta's other directors and president and chief executive officer is our other Managing Trustee and former President and Chief Executive Officer, and Sonesta's other director serves as one of RMR Inc.'s managing directors, as RMR's and RMR Inc.'s executive vice president, general counsel and secretary and as our Secretary. Certain other officers and employees of Sonesta are former officers and employees of RMR. RMR also provides certain services to Sonesta. As of December 31, 2023, we owned 34% of Sonesta's outstanding shares of common stock and Sonesta managed 195 of our hotels. See Notes 4 and 5 for further information regarding our relationships, agreements and transactions with Sonesta.

Note 10. Income Taxes

Our provision (benefit) for income taxes consists of the following:

| | Year Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State	(106)	385	680
Foreign	503	233	350
	397	618	1,030
Deferred:			
Foreign	(1,895)	(817)	(1,971)
	(1,895)	(817)	(1,971)
	$(1,498)	$(199)	$ (941)

A reconciliation of our effective tax rate and the current U.S. Federal statutory income tax rate is as follows:

(dollars in thousands, except per share amounts)

Note 10. Income Taxes (Continued)

	Year Ended December 31,		
	2023	2022	2021
Taxes at statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
Nontaxable income of SVC	(21.0)%	(21.0)%	(21.0)%
State and local income taxes, net of federal tax benefit	0.3%	(0.3)%	(0.1)%
Foreign taxes	(6.9)%	0.4%	0.3%
Foreign tax rate change	11.0%	0.0%	0.0%
Effective tax rate	4.4%	0.1%	0.2%

Deferred income tax balances generally reflect the net tax effects of temporary differences between the carrying amounts of certain of our assets and liabilities in our consolidated balance sheets and the amounts used for income tax purposes and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. In December 2023, our subsidiary which operates in Puerto Rico elected to be taxed as a corporation for purposes of Puerto Rico tax law. This election increased the entity's tax rate in Puerto Rico from 29.0% to 37.5%. The result of this change is primarily offset by available tax concessions in Puerto Rico. Significant components of our deferred tax assets and liabilities are as follows:

	As of December 31,	
	2023	2022
Deferred tax assets:		
Tax loss carryforwards	$ 112,532	$ 109,650
Other	7,973	7,134
Deferred tax assets	120,505	116,784
Valuation allowance	(120,505)	(116,784)
Net deferred tax assets	$ —	$ —
Deferred tax liabilities:		
Property basis difference	$ (7,970)	$ (5,947)
Puerto Rico deferred tax gain	(8,162)	(12,079)
Net deferred tax liabilities	$ (16,132)	$ (18,026)

Net deferred tax liabilities are included in accounts payable and other liabilities in our consolidated balance sheets.

At December 31, 2023 and 2022, our consolidated TRS had a net deferred tax asset, prior to any valuation allowance, of $114,145 and $111,148, respectively, which consists primarily of the tax benefit of net operating loss carryforwards and tax credits. Because of the uncertainty surrounding our ability to realize the future benefit of these assets, we have provided a 100% valuation allowance as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, our consolidated TRS had net operating loss carryforwards for federal income tax purposes of approximately $442,560 and $437,606, respectively, which partially expire starting in 2026. At December 31, 2023 and 2022, we recorded a deferred tax liability of $8,162 and $13,658, respectively, as a result of the book value to tax basis difference related to the accounting of an insurance settlement in 2020.

At December 31, 2023 and 2022, we, excluding our subsidiaries, had net operating loss carryforwards for federal income tax purposes of approximately $514,568 and $545,828, respectively, of which certain losses incurred prior to 2018 partially expire starting in 2027.

(dollars in thousands, except per share amounts)

Note 11. Concentration

Geographic Concentration

At December 31, 2023, our 973 properties were located in 46 states in the United States, plus the District of Columbia, Ontario, Canada and Puerto Rico. Between 6% and 13% of our properties, by investment, were located in each of California, Texas, Illinois, Florida and Georgia. Our two hotels in Ontario, Canada and our hotel in Puerto Rico represent 3.1% of our hotels, by investment, in the aggregate at December 31, 2023.

Credit Concentration

As of December 31, 2023, Sonesta operated 195 of our hotels and TA leased 176 of our net lease properties, representing 49.8% and 28.8%, respectively, of our investment. See Notes 4 and 9 for a discussion of our Sonesta and TA agreements.

Note 12. Segment Information

We aggregate our hotels and net lease portfolio into two reportable segments, hotel investments and net lease investments, based on their similar operating and economic characteristics.

	Year Ended December 31, 2023			
	Hotels	Net Lease	Corporate	Consolidated
Revenues:				
Hotel operating revenues	$1,478,034	$ —	$ —	$1,478,034
Rental income	—	395,829	—	395,829
Total revenues	1,478,034	395,829	—	1,873,863
Expenses:				
Hotel operating expenses	1,223,906	—	—	1,223,906
Net lease operating expenses	—	17,663	—	17,663
Depreciation and amortization	216,235	167,825	—	384,060
General and administrative	—	—	45,397	45,397
Transaction related costs	—	—	(1,623)	(1,623)
Loss on asset impairment, net	27	9,517	—	9,544
Total expenses	1,440,168	195,005	43,774	1,678,947
Gain on sale of real estate, net	41,861	1,378	—	43,239
Gain on equity securities, net	—	—	48,837	48,837
Interest income	169	118	20,692	20,979
Interest expense	—	(40,920)	(295,422)	(336,342)
Loss on early extinguishment of debt	—	—	(1,524)	(1,524)
Income (loss) before income tax benefit and equity in losses of an investee	79,896	161,400	(271,191)	(29,895)
Income tax benefit	—	—	1,498	1,498
Equity in losses of an investee	—	—	(4,382)	(4,382)
Net income (loss)	$ 79,896	$161,400	$(274,075)	$ (32,779)

(dollars in thousands, except per share amounts)

Note 12. Segment Information (Continued)

	As of December 31, 2023			
	Hotels	Net Lease	Corporate	Consolidated
Total assets	$3,943,213	$3,084,686	$328,217	$7,356,116

	Year Ended December 31, 2022			
	Hotels	Net Lease	Corporate	Consolidated
Revenues:				
Hotel operating revenues	$1,467,344	$ —	$ —	$1,467,344
Rental income	—	395,667	—	395,667
Total revenues	1,467,344	395,667	—	1,863,011
Expenses:				
Hotel operating expenses	1,227,357	—	—	1,227,357
Net lease operating expenses	—	13,176	—	13,176
Depreciation and amortization	221,416	179,692	—	401,108
General and administrative	—	—	44,404	44,404
Transaction related costs	—	—	1,920	1,920
Loss on asset impairment	10,537	452	—	10,989
Total expenses	1,459,310	193,320	46,324	1,698,954
Gain (loss) on sale of real estate, net	48,202	(384)	—	47,818
Loss on equity securities, net	—	—	(8,104)	(8,104)
Interest income	24	29	3,326	3,379
Interest expense	—	—	(341,795)	(341,795)
Loss on early extinguishment of debt	—	—	(791)	(791)
Income (loss) before income tax benefit and equity in earnings of an investee	56,260	201,992	(393,688)	(135,436)
Income tax benefit	—	—	199	199
Equity in earnings of an investee	—	—	2,856	2,856
Net income (loss)	$ 56,260	$201,992	$(390,633)	$ (132,381)

	As of December 31, 2022			
	Hotels	Net Lease	Corporate	Consolidated
Total assets	$3,882,701	$3,376,295	$229,195	$7,488,191

(dollars in thousands, except per share amounts)

Note 12. Segment Information (Continued)

	Year Ended December 31, 2021			
	Hotels	Net Lease	Corporate	Consolidated
Revenues:				
Hotel operating revenues	$1,104,678	$ —	$ —	$1,104,678
Rental income	1,808	389,094	—	390,902
Total revenues	1,106,486	389,094	—	1,495,580
Expenses:				
Hotel operating expenses	1,010,737	—	—	1,010,737
Net lease operating expenses	—	15,658	—	15,658
Depreciation and amortization	266,641	219,324	—	485,965
General and administrative	—	—	53,439	53,439
Transaction related costs	64,764	—	—	64,764
Loss on asset impairment	60,980	17,640	—	78,620
Total expenses	1,403,122	252,622	53,439	1,709,183
Gain on sale of real estate, net	9,558	1,964	—	11,522
Gain on equity securities, net	—	—	22,535	22,535
Interest income	1	—	663	664
Interest expense	—	—	(365,721)	(365,721)
(Loss) income before income tax benefit and equity in losses of an investee	(287,077)	138,436	(395,962)	(544,603)
Income tax benefit	—	—	941	941
Equity in losses of an investee	—	—	(941)	(941)
Net (loss) income	$ (287,077)	$138,436	$(395,962)	$ (544,603)

	As of December 31, 2021			
	Hotels	Net Lease	Corporate	Consolidated
Total assets	$4,487,101	$3,580,095	$1,086,119	$9,153,315

Note 13. Fair Value of Assets and Liabilities

The table below presents certain of our assets carried at fair value at December 31, 2023, categorized by the level of inputs, as defined in the fair value hierarchy under GAAP, used in the valuation of each asset.

		Fair Value at Reporting Date Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-recurring Fair Value Measurements				
Assets:				
Assets of properties held for sale[(1)]	$10,446	$ —	$ —	$10,446

(dollars in thousands, except per share amounts)

Note 13. Fair Value of Assets and Liabilities (Continued)

(1) We recorded a loss on asset impairment, net of $3,206 during the year ended December 31, 2023, to reduce the carrying value of one hotel and nine net lease properties in our consolidated balance sheets to their estimated fair value less costs to sell based on brokers' opinion of values (Level 3 inputs as defined in the fair value hierarchy under GAAP).

In addition to the assets included in the table above, our financial instruments include our cash and cash equivalents, restricted cash, rents receivable, revolving credit facility, net lease mortgage notes, senior notes and security deposits. At December 31, 2023 and 2022, the fair values of these financial instruments approximated their carrying values in our consolidated balance sheets due to their short-term nature or floating interest rates, except as follows:

	December 31, 2023		December 31, 2022	
	Carrying Value(1)	Fair Value	Carrying Value(1)	Fair Value
Senior Unsecured Notes, due 2023 at 4.50%	$ —	$ —	$ 499,925	$ 491,345
Senior Unsecured Notes, due 2024 at 4.65%	—	—	349,510	334,292
Senior Unsecured Notes, due 2024 at 4.35%	—	—	822,487	749,983
Senior Unsecured Notes, due 2025 at 4.50%	349,181	341,688	348,493	301,893
Senior Unsecured Notes, due 2025 at 7.50%	796,007	808,888	793,673	762,344
Senior Unsecured Notes, due 2026 at 5.25%	347,601	339,780	346,472	292,282
Senior Unsecured Notes, due 2026 at 4.75%	448,347	419,909	447,736	354,128
Senior Unsecured Notes, due 2027 at 4.95%	397,672	362,108	396,916	315,040
Senior Unsecured Notes, due 2027 at 5.50%	445,631	412,002	444,505	387,522
Net Lease Mortgage Notes, due 2028 at 5.60%	558,876	585,784	—	—
Senior Unsecured Notes, due 2028 at 3.95%	395,355	327,708	394,206	283,996
Senior Unsecured Notes, due 2029 at 4.95%	420,477	351,726	419,684	293,718
Senior Unsecured Notes, due 2030 at 4.375%	393,056	310,524	391,923	264,280
Senior Secured Notes, due 2031 at 8.625%	968,017	1,047,430	—	—
Total financial liabilities	$5,520,220	$5,307,547	$5,655,530	$4,830,823

(1) Carrying value includes unamortized discounts, premiums and certain debt issuance costs.

At December 31, 2023 and 2022, we estimated the fair values of our senior notes using an average of the bid and ask price of our then outstanding issuances of senior notes (Level 2 inputs). At December 31, 2023, we estimated the fair value of our net lease mortgage notes using discounted cash flow analyses and current prevailing market rates as of the measurement date (Level 3 inputs). As Level 3 inputs are unobservable, our estimated value may differ materially from the actual fair value.

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SVC Performance Chart

The graph below shows the cumulative total shareholder return on our common shares (assuming a $100 investment on December 31, 2018) for the past five years as compared with (a) the MSCI U.S. REIT/Hotel & Resort REIT Index, and (b) the Standard & Poor's 400 Mid Cap Index, or the S&P 400 Mid Cap. The graph assumes reinvestment of all cash distributions.

Note: FactSet is the data source.



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CORPORATE INFORMATION

EXECUTIVE OFFICES
Service Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 964-8389
www.svcreit.com

OFFICERS
Todd W. Hargreaves
    President and Chief Investment Officer
Brian E. Donley
    Chief Financial Officer and Treasurer
Jennifer B. Clark
    Secretary

BOARD OF TRUSTEES
Donna D. Fraiche*+%
    Lead Independent Trustee;
    Consultant
Laurie B. Burns*+
    Independent Trustee;
    Founder and Chief Executive Officer of
        LBB Growth Partners
Robert E. Cramer*%
    Independent Trustee;
    Managing Partner of Riparian Partners, LLC
John L. Harrington*+
    Independent Trustee;
    Chairman of the Yawkey Foundation
William A. Lamkin*
    Independent Trustee;
    Former partner in Ackrell Capital LLC
Rajan C. Penkar*+
    Independent Trustee;
    Founder and President of Supply Chain
        Advisory Services, LLC
John G. Murray
    Managing Trustee;
    President and Chief Executive Officer of
        Sonesta International Hotels Corporation
Adam D. Portnoy
    Chair of the Board & Managing Trustee;
    President and Chief Executive Officer of
        The RMR Group LLC

INVESTOR RELATIONS
Stephen P. Colbert
    Director, Investor Relations

MANAGER
The RMR Group LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

**STOCK TRANSFER AGENT
AND REGISTRAR**
Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(855) 235-0841
www.shareowneronline.com

**SENIOR NOTES TRUSTEE
AND REGISTRAR**
U.S. Bank Trust Company, National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held
virtually on Friday, June 14, 2024 at 9:30 a.m.

AVAILABLE INFORMATION
**A copy of our 2023 Annual Report on
Form 10-K, including the financial statements
and schedules (excluding exhibits), as filed
with the Securities and Exchange Commission,
can be obtained without charge through our
website at www.svcreit.com.**

* *Members of Audit Committee*

+ *Members of Compensation Committee*

% *Members of Nominating and Governance Committee*



SERVICE
PROPERTIES TRUST

Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 964-8389
www.svcreit.com